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As filed with the Securities Exchange Commission on October 21, 2016

Registration No. 333-213113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PETROSHARE CORP.
(Exact name of Registrant as specified in its charter)

Colorado (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	46-1454523 (I.R.S. Employer Identification Number)

7200 S. Alton Way, Suite B-220
Centennial, Colorado 80112
(303) 500-1160
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Stephen J. Foley
Chief Executive Officer
PetroShare Corp.
7200 S. Alton Way, Suite B-220
Centennial, Colorado 80112
(303) 500-1160
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David J. Babiarz, Esq. James A. Liebscher, Esq. Polsinelli PC 1515 Wynkoop Street, Suite 600 Denver, Colorado 80202 (303) 572-9300	Michael A. Hedge, Esq. Alexa M. Ekman, Esq. K&L Gates LLP 1 Park Plaza, Twelfth Floor Irvine, California 92614 (949) 253-0900

Approximate date of commencement of proposed sale to the public:
As soon as practical after the effective date of this registration statement.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box.    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)(3)	Amount of registration fee(6)

Common Stock, $0.001 par value per share	$27,000,000	$2,718.90

Underwriters' Warrants(2)(4)(5)	$—	$—

Shares of Common Stock underlying Underwriters' Warrants	$	$

Total:	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act.

(2)
Pursuant to Rule 416(a) under the Securities Act, if prior to completion of the distribution of the securities covered hereby, (i) additional securities of the same class are issued or issuable as a result of a stock split or stock dividend, this registration statement shall be deemed to cover the additional securities resulting from the split or the stock dividend on the registered securities, and (ii) all the securities of a class which includes the registered securities are combined by a reverse split into a lesser amount of securities of the same class, the amount of undistributed securities of such class deemed to be covered hereby shall be proportionately reduced.

(3)
Includes the aggregate offering price of additional shares of common stock represented by the underwriters' option to purchase shares of our common stock to cover over-allotments, if any.

(4)
Registers warrants to be granted to the underwriters, or designees, for an amount equal to        % of the number of the shares of common stock sold to the public. See "Underwriting" on page 85 of the prospectus contained within this registration statement for information on underwriting arrangements relating to this offering.

(5)
No registration fee required pursuant to Rule 457(g) under the Securities Act.

(6)
The Registrant previously paid a registration fee of $2,800.47.

             The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 21, 2016

PRELIMINARY PROSPECTUS

PETROSHARE CORP.

            Shares

Common Stock

        We are offering up to                shares of our common stock. Our common stock is quoted on the OTCQB Marketplace under the symbol "PRHR." We have applied to list our common stock on the NYSE MKT under the symbol "PRHR." There is no assurance that our application will be approved. The share prices on an over-the-counter marketplace may not be indicative of the market price of our common stock on the NYSE MKT. On October 20, 2016, the last reported sale price of our common stock on the OTCQB was $1.60 per share.

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements for future filings.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 9 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)
We have also agreed to reimburse the underwriters for certain of their expenses. See "Underwriting" on page 85 of this prospectus for more information about these arrangements.

        We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of            additional shares of common stock from us at the public offering price, less discounts and commissions, within 30 days following the date of this prospectus to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discount payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

        We expect that delivery of the common stock will be made through the facilities of the Depository Trust Company on or about                        , 2016.

Sole Book-Running Manager

Roth Capital Partners

Co-Managers

Coker & Palmer, Inc.

National Securities Corporation

The date of this prospectus is                        , 2016

ADDITIONAL INFORMATION

        You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities covered hereby. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

        For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus outside of the United States.

        This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the data obtained from these industry publications and third-party research, surveys and studies are reliable. We are ultimately responsible for all disclosure included in this prospectus.

        We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

        Except where the context requires otherwise, in this prospectus the "Company," "PetroShare Corp.," "PetroShare," "we," "us," and "our" refer to PetroShare Corp., a Colorado corporation.

        This prospectus contains descriptions of certain contracts, agreements or other documents affecting our business. These descriptions are not necessarily complete. For the complete text of these documents, you can refer to the exhibits filed with or incorporated by reference in the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, especially the "Risk Factors" section beginning on page 9 and our financial statements and notes thereto contained in this prospectus, before making an investment decision.

Business Overview

        We are an independent oil and natural gas company, focused on the acquisition and development of crude oil and natural gas properties with a focus on the Denver-Julesburg Basin, or the DJ Basin, in northeast Colorado. We have narrowed our current operating and leasing activities to the southern-Wattenberg area of the DJ Basin, which we refer to as the Southern Core area. This area was selected due to the quality of the hydrocarbon bearing rock and the production performance from other, nearby wells. The Southern Core area contains the Niobrara and Codell geologic formations, which tend to yield oil-weighted production that remains economic in the prevailing commodity price environment.

        Currently, all of our properties are located in the State of Colorado. As of October 20, 2016, we had an interest in 37 gross (16.1 net) producing wells and approximately 10,846 gross (2,274 net) acres of oil and gas properties, most of which acreage is held by production. Our producing wells currently average 12 Bbls and 305 Mcf per day, or 62.5 BOE/D, net to our interest. Our goal is to become a leading independent producer of crude oil and natural gas in the Wattenberg Field.

        Beginning with a strategic relationship with an owner of surface and mineral interests in the Wattenberg Field, we have accumulated an acreage position that we believe to be highly prospective for oil and gas and which will contribute quickly to the growth of our company. A majority of this acreage is in our Todd Creek Farms prospect. This relationship provides us access to surface locations and water sources necessary for our anticipated drilling and completion operations in that area. We also have been able to develop favorable relationships with other recognized industry participants active in the Wattenberg Field. Through these relationships, we have added strategically to our acreage position, have acquired our first significant production of crude oil and natural gas, and are poised for significant growth in an actively developing area.

        Our present strategy is to leverage the relationships we have developed in the Southern Core area to acquire additional acreage that complements our existing positions and develop our acreage as the operator or as a non-operator with other industry participants. We believe that favorable acreage positions are available because established producers have been and continue to divest non-core assets in an effort to improve their balance sheets or reduce operating expenses. Due to the current price environment, drilling and related costs and expenses are significantly lower than in the past several years. Accordingly, we believe that wells can be drilled, completed and produced with economic returns, even with prevailing commodity prices.

        We currently possess an inventory of 84 potential horizontal drilling locations at Todd Creek Farms, including 68 that are either permitted or in the process of being permitted. The remaining locations would result from drill spacing units expected to be established under applicable industry rules. We expect to participate in drilling on many of these locations as both an operator and non-operator. We are currently participating as a non-operator in several drilling programs, including an active 14-well drilling program in which the operator intends to drill and complete all 14 wells during 2016 and 2017, as well as a 15-well and an 11-well drilling program, both of which commenced recently and are expected to be completed during 2017. We also are in the process of permitting 14 wells on our Shook pad and 8 wells on our Corcilius pad, which wells we expect to operate. We plan to begin drilling our Shook pad wells in late 2016 or early 2017 and our Corcilius pad wells in early 2018. According to Colorado Oil and Gas Conservation Commission, or the COGCC, records and our own discussions, active operators in our area of interest include PDC Energy, Inc., Great Western Oil & Gas Co., Ward Petroleum Co., and the Kerr-McGee Corporation.

        In 2014, we drilled and completed our initial two-well program at our Buck Peak prospect in northwest Colorado, targeting the Niobrara formation. Those two wells resulted in nominal production and accordingly, we are not actively pursuing development in this area. We will, however, monitor activity in the area and continue to evaluate additional opportunities.

        We completed our initial public offering in November 2015. Since inception, we have financed our operations through a combination of equity and debt financing, the sale of working interests and prospect fees received from our working interest partners. We have received only nominal revenue since inception, but we anticipate that our revenue will increase with our recent acquisition of some producing properties, the completion of horizontal wells in which we elected to participate as a non-operator, and the anticipated commencement of drilling in the fourth quarter of 2016.

        We were incorporated under the laws of the State of Colorado on September 4, 2012. Our executive and administrative office is currently located at 7200 South Alton Way, Suite B-220, Centennial, Colorado 80112. Our telephone number is (303) 500-1160. We maintain a website at www.petrosharecorp.com, but the information on our website is not part of this prospectus.

Strategic Relationship—Providence Energy Operators

        In May 2015, we entered into a participation agreement with Providence Energy Operators, LLC, or Providence, a privately-held Delaware limited liability company based in Texas. Providence is an affiliate of Providence Energy Corp., a privately-held multi-million dollar acquirer of oil and gas properties throughout the United States, which currently owns and/or manages over two million net acres in 37 states with royalty or working interests in over 10,000 wells. As discussed elsewhere in this prospectus, Providence is also our primary lender through which we currently maintain a $5.0 million line of credit, or the initial line of credit, and is the beneficial owner of 13.7% of our common stock. The participation agreement gives Providence the option to acquire up to a 50% interest and participate in any oil and gas development on acreage we obtain through our services agreement with Kingdom Resources, LLC, or Kingdom, and any other leases we acquire within an area of mutual interest, or AMI. The AMI covers an area in Adams County, Colorado containing all of Township 1 South, Range 67 West, consisting of approximately 23,100 gross acres, with an additional one-mile border around the defined AMI area, plus any other mutually agreeable areas.

        Upon Providence's election to participate in a lease acquisition, it is obligated to pay its pro rata share of any acquisition costs and any expenses necessary to maintain the lease. The participation agreement also contemplates that we would enter into a joint operating agreement with Providence and any proposed operator of the acreage to develop any acreage we acquire in the AMI. The participation agreement grants to Providence the option to participate in any well drilled on the AMI on a pro rata basis. To date, Providence has exercised its option to participate in all of our acreage acquisitions in the Todd Creek Farms prospect, including the acquisition of certain oil and gas assets, or the PDC assets, from PDC Energy, Inc., or PDC.

        On October 13, 2016, we entered into a Revolving Line of Credit Facility Agreement, or the supplemental line of credit, with Providence Energy Partners III, LP, or PEP III, which is an affiliate of Providence by virtue of having some common management personnel. The supplemental line of credit permits us to borrow up to $10.0 million to pay costs associated with our acquisition and development of oil and gas properties in the Wattenberg Field. Interest accrues at the rate of 8% per year and monthly interest-only payments are due beginning upon the advancement of funds under the supplemental line of credit and monthly thereafter. All principal and accrued interest under the supplemental line of credit is due and payable on April 13, 2017. As of October 20, 2016, we have $1.55 million plus accrued interest outstanding against our supplemental line of credit.

        We believe our relationship with Providence is instrumental to our success. In addition to helping to fund our acquisition and development strategy, the relationship provides us access to Providence's expertise. We believe our relationship with Providence is strong, as evidenced by its participation at Todd Creek Farms, our borrowing arrangements, and Providence's holdings in our common stock.

Recent Developments—Acquisition of PDC Assets

        On June 30, 2016, we completed the acquisition of the PDC assets from PDC. The PDC assets include leases covering approximately 3,652 gross (1,410 net) acres of lands located in Adams County, Colorado and PDC's interest in 34 wells that are currently producing and 8 horizontal well locations that are permitted. Pursuant to the participation agreement, Providence exercised its option and acquired 50% of the PDC assets. The completed wells are all drilled vertically, while the permitted wells that we expect to drill in the future would be horizontals. Much of the acreage we acquired from PDC is within our Todd Creek Farms prospect and the Providence AMI, while the remainder of the acreage is located in outlying areas of Adams County and is prospective for formations other than the Niobrara and Codell. The acquisition was effective April 1, 2016.

        The total purchase price for the PDC assets was approximately $4.6 million. Following Providence's exercise of its option under the participation agreement, the net purchase price to us was approximately $2.3 million, which we paid using a draw on our initial line of credit. We paid $515,463 as earnest money and we paid the remainder of the purchase price at closing. The purchase price is subject to certain post-closing adjustments based on a final proration of costs and revenues from operation of the assets at the effective date. Pursuant to the purchase agreement, the parties indemnified each other against certain liabilities, including liabilities related to ownership and operation of the assets.

        The PDC asset acquisition provides us with immediate revenue and cash flow from the estimated production of 62.5 BOE/D, net to our interest, from the producing wells included in the acquisition. The acquisition also gives us the potential to drill up to 30 horizontal wells, including 8 already permitted. We own a 50% interest in this acreage acquisition and intend to be the operator of some of the wells. All of the acreage included in the acquisition is held by production.

        For more information about the financial performance of the assets that we acquired from PDC, see "Unaudited Pro-Forma Financial Information," beginning on page 33 of this prospectus, and the Statements of Revenues and Direct Operating Expenses of the PDC assets for the years ended December 31, 2015 and 2014 and the six month periods ended June 30, 2016 and 2015, beginning on page F-39 of this prospectus. For a more complete description of the assets included in the PDC acquisition, see "Business and Properties—Current and Proposed Operations" on page 44 of this prospectus.

Our Competitive Strengths

        We believe we are well-positioned to capitalize on current conditions in the oil and natural gas industry as a result of the following competitive strengths:

Our Management

        Our President, Frederick Witsell, and Chief Operating Officer, William Lloyd, bring a long history in Colorado and depth of experience in the industry to our company. Mr. Witsell has over 35 years of experience in several facets of the oil and gas industry, including prospect development, conventional and horizontal drilling and completion operations, project management, gathering and compression systems and marketing and risk management. Mr. Lloyd also has over 35 years of experience in the industry, serving in engineering, management and senior leadership capacities. In addition to their experience, these individuals bring valuable relationships with other recognized industry participants which have, and we believe will continue to, provide opportunities to our company.

Our Strategic Partnerships

        Through relationships cultivated by our executive officers, we have formalized agreements with business partners that have, and we believe will continue to, contribute significantly to our growth. Through a services agreement executed in 2015, we have gained access to a portfolio of oil and gas leases in an attractive portion of the Wattenberg Field. The relationship has led to the acquisition of many of the leases that we currently hold. Our relationship with this surface and mineral interest owner has also provided surface access for drilling operations and water for drilling and production operations on our leasehold interests.

        The agreement with Providence provides access to capital and the ability to leverage our acquisitions. As part of our arrangement, we granted Providence an option to purchase up to 50% of any property that we acquire in our Todd Creek Farms prospect, as well as the AMI. To date, Providence has exercised that option on every acquisition that we have completed. This arrangement allows us the opportunity to increase the size of properties that we target for acquisition. Our lines of credit allow us the opportunity to leverage our investment in the same properties.

The Location of Our Properties

        The majority of our property is located in the Southern Core area of the Wattenberg Field area of the greater DJ Basin of northeast Colorado. The Southern Core area is characterized by attractive reserve recoveries at affordable drilling and completion costs. We believe the Southern Core area is capable of delivering compelling economics equal or superior to the northern core Wattenberg originally targeted by industry participants.

 The Offering

Common stock offered by us
Underwriters' overallotment option
Common stock to be outstanding after this offering
Use of proceeds

We estimate that our net proceeds from the sale of the common stock we are offering will be approximately $            after deducting estimated offering expenses payable by us. We intend to use the net proceeds from this offering for repayment of current and long-term debt, future drilling and leasing activity, general and administrative expenses, and for working capital purposes. See "Use of Proceeds" on page 28.

Risk Factors

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 9 of this prospectus for a discussion of factors to consider carefully before investing in our common stock.

OTCQB Marketplace Symbol	"PRHR"
Proposed NYSE MKT Symbol	We have applied to list our common stock on the NYSE MKT under the symbol "PRHR." No assurance can be given that our application will be accepted.

        The number of shares of common stock shown above to be outstanding following the offering is based on 21,919,857 shares outstanding as of October 20, 2016, and excludes as of such date:

  •
  Any effect of a reverse split;

  •
  4,550,000 shares of our common stock issuable upon exercise of outstanding options under our equity incentive plan at a weighted-average exercise price of $0.74 per share;

  •
  255,600 shares of our common stock that may be issued upon exercise of outstanding warrants at an exercise price of $1.25 per share;

  •
  5,375,000 shares of our common stock reserved for issuance under equity awards that may be granted under our equity incentive plan in the future;

  •
              shares of our common stock that may be issued upon exercise of warrants to be issued to the underwriters at an exercise price of $            ; and

  •
  Up to            shares that may be issued upon exercise of the underwriters' overallotment option.

Implication of Being an Emerging Growth Company

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we intend to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  Allowance to provide only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operation" disclosure;

  •
  Reduced disclosure about our executive compensation arrangements;

  •
  No requirement for non-binding advisory votes on executive compensation or golden parachute arrangements; and

  •
  Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under rules of the Securities and Exchange Commission, or SEC. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you might receive from other public companies in which you have a beneficial ownership.

Selected Risk Factors

        This offering involves a high degree of risk, as discussed more fully in the section entitled "Risk Factors." Risks discussed in the "Risk Factors" section should be carefully considered before investing in our common stock. In particular, the following risks, among others, may have an adverse effect on our business, which could cause the trading price of our common stock to decline and result in a partial or total loss of your investment:

Risks Relating to Our Company

  •
  We have limited cash flow and revenue and are dependent on improving operations, along with receipt of additional working capital to, fund continued development;

  •
  A default under either of our lines of credit could result in us losing substantially all of our oil and gas properties;

  •
  Our assets in the Southern Core area, including the PDC assets, may be less valuable to us than expected;

  •
  The investment in our property is concentrated in a limited number of properties in a single oil and gas field and is not geographically diversified;

  •
  We may unable to successfully manage our growth; and

  •
  We have limited control over properties that we do not operate.

Risks Relating to the Energy Production and/or Distribution Industry

  •
  Our business is dependent on the market price for oil and natural gas and those prices have been extremely volatile in the recent past. The following table shows the high and low quarterly price per barrel of West Texas Intermediate (WTI) Crude Oil for the years 2014, 2015, and 2016 through September 30, 2016, as quoted on NYMEX:

Period	High	Low
Year Ended December 31, 2014
First Quarter	$105.22	$91.24
Second Quarter	107.73	98.74
Third Quarter	106.09	90.43
Fourth Quarter	92.96	52.44
Year Ended December 31, 2015
First Quarter	$54.56	$43.46
Second Quarter	61.43	49.14
Third Quarter	56.96	38.24
Fourth Quarter	49.63	34.73
Year Ending December 31, 2016
First Quarter	$41.90	$26.05
Second Quarter	51.23	35.70
Third Quarter	49.01	39.51
Fourth Quarter (through October 20, 2016)	51.60	47.81

        The following table shows the high and low quarterly price per MMBtu of NYMEX Henry Hub natural gas for the years 2014, 2015, and 2016 through September 30, 2016, as quoted on NYMEX:

Period	High	Low
Year Ended December 31, 2014
First Quarter	$6.15	$4.01
Second Quarter	4.83	4.28
Third Quarter	4.46	3.75
Fourth Quarter	4.49	2.89
Year Ended December 31, 2015
First Quarter	$3.23	$2.58
Second Quarter	3.02	2.49
Third Quarter	2.93	2.52
Fourth Quarter	2.54	1.76
Year Ending December 31, 2016
First Quarter	$2.47	$1.64
Second Quarter	2.92	1.90
Third Quarter	3.06	2.55
Fourth Quarter (through October 20, 2016)	2.92	3.34
  •
  Our business is subject to numerous laws and regulations which impose costs on our business and may subject us to fines, assessments or claims for damages;

  •
  Hydraulic fracturing and other aspects of our current and anticipated operations may be the subject of citizen initiatives that may curtail or even halt drilling on certain of our properties; and

  •
  We are subject to intense competition in the oil and gas industry.

Risks Related to the Offering and Our Common Stock

  •
  The price of our common stock has and may continue to be extremely volatile; and

  •
  We will incur significantly increased costs as a result of, and devote significant management time to operating as a newly-listed company on the NYSE MKT.

Prospective investors in our common stock should be aware of these and other risk factors discussed in this prospectus.

Summary Financial Data

        The following tables present certain selected historical financial data about our company. Historical financial information as of and for the years ended December 31, 2015 and 2014 has been derived from our financial statements, which have been audited by SingerLewak LLP and StarkSchenkein, LLP, our independent registered public accounting firms for those years, respectively. The financial information as of and for the six months ended June 30, 2016 and 2015 is unaudited. The selected balance sheet data also illustrates the anticipated proceeds to our company from this offering. You should read the data set forth below in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and related notes included elsewhere in this prospectus.

	Operating Data
	Six months ended June 30,		Year ended December 31,
	2016	2015	2015	2014
	(unaudited)
Revenue	$—	$1,328	$1,328	$7,394
General and administrative expenses	1,554,920	428,510	1,265,134	676,698
Exploration costs	2,700	—	10,407	—
Impairment loss	17,039	—	154,776	1,236,842
Total costs and expenses	1,584,612	447,356	1,476,147	2,650,093
Net (loss)	$(1,641,007)	$(456,765)	$(1,523,375)	$(2,642,662)
Net (loss) per common share	$(0.08)	$(0.03)	$(0.09)	$(0.17)

	Balance Sheet Data
	June 30, 2016	December 31, 2015	June 30, 2016
	(unaudited)		As-Adjusted(1)
Cash	$1,974,427	$3,011,291	$
Joint interest billing receivable	86,484	384,618
Total current assets	$2,557,837	$3,425,028	$
Oil and natural gas properties, net	5,351,846	756,099
Total assets	$7,926,965	$4,186,806	$
Current liabilities	731,930	313,539
Long-term debt	4,662,185	1,062,185
Total shareholders' equity (deficit)	$1,948,492	$2,776,306	$

(1)
The as-adjusted column reflects the balance sheet data at June 30, 2016, adjusted for the sale of all shares of common stock offered under this prospectus and includes the estimated offering expenses payable by us, but does not include any other changes subsequent to June 30, 2016, including any drawdowns on our lines of credit.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operation could materially suffer. In that case, you may lose all or part of your investment. If we are unable to prevent events that have a negative effect from occurring, then our business may suffer.

Risks Relating To Our Company

Since we are a new business with a limited operating history, investors have no basis to evaluate our ability to operate profitability.

        We were incorporated in September 2012 and have received only nominal revenue related to the sale of crude oil collected during our testing and production efforts to date. Our activities to date have been limited to organizational efforts, raising capital, developing our business plan, assembling an initial lease inventory, and limited drilling efforts. We face all of the risks commonly encountered by other new businesses, including the lack of an established operating history, need for additional capital and personnel, and competition. Our business may not be successful or we may never operate profitably. We may not be able to effectively manage the demands required of a new business in our industry, such that we may be unable to successfully implement our business plan or achieve profitability.

We have limited revenue and cash flow and are dependent on improving operations, along with receipt of additional working capital, to fund continued development and implementation of our business plan, and our failure to obtain this capital may cause the partial or total loss of your investment.

        As of October 20, 2016, our cash flow is primarily from the oil and gas assets, or the PDC assets, we recently acquired from PDC Energy, Inc., or PDC, and is inadequate to fully implement our business plan. Since significant amounts of capital are required for companies to participate in the business of exploration for and development of oil and natural gas resources, we are dependent on improving our cash flow and revenue, as well as receipt of additional working capital, to fund continued development and implementation of our business plan. In addition to funds required for the development of our existing acreage, we will require capital to acquire additional acreage as well as pay our administrative expenses, including salary and rent. Adverse developments in our business or general economic conditions may require us to raise additional financing at prices or on terms that are disadvantageous to existing shareholders. We may not be able to obtain additional capital at all and may be forced to curtail or cease our operations. We will continue to rely on equity or debt financing and the sale of working interests to finance operations until such time, if ever, that we generate sufficient cash flow. The inability to obtain necessary financing may adversely impact our ability to develop our properties and to expand our business operations.

We have historically incurred losses and may not achieve future profitability.

        We have incurred losses from operations during our history in the oil and natural gas business. We had an accumulated deficit of approximately $7.0 million as of June 30, 2016. Our ability to be profitable in the future will depend on successfully addressing our near-term capital needs and implementing our acquisition, development and production activities, all of which are subject to many risks beyond our control. Even if we become profitable on an annual basis, our profitability may not be sustainable or increase on a periodic basis.

Our estimates of oil and gas reserves involve inherent uncertainty, which could materially affect the quantity and value of our reported reserves and our financial condition.

        There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and cash flows attributable to such reserves, including factors beyond our reserve engineers' control.

Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and gas prices, expenditures for future development and exploration activities, engineering and geological interpretations and judgment. In addition, accurately estimating reserves in shale formations such as the Niobrara formation, which such formations are located in the southern-Wattenberg area of the DJ Basin, which we refer to as the Southern Core area, and is where we have narrowed our current operating and leasing activities, can be even more difficult than estimating reserves in more traditional hydrocarbon-bearing formations given the complexities of the projected decline curves and economics of shale gas wells. Additionally, "probable" and "possible" reserve estimates are estimates of unproved reserves and may be misunderstood or seen as misleading to investors that are not experts in the oil or natural gas industry.

        As such, investors should not place undue reliance on these estimates contained in this prospectus. Reserves and future cash flows may be subject to material downward or upward revisions, based upon production history, development and exploration activities and prices of oil and gas. In addition, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Due to our smaller volume of reserves compared to our competitors, revisions in reserve estimate and future cash flows have a greater chance of being material to us.

Our Southern Core area assets, including the PDC assets, may be less valuable to us than expected.

        We have made several oil and gas acquisitions in the Southern Core area since January 1, 2016. Most significantly, effective April 1, 2016, we acquired the PDC assets from PDC. The PDC assets include leases covering approximately 3,652 gross (1,410 net) acres of lands located in Adams County, Colorado and PDC's interest in 34 wells that are currently producing, and 8 wells that are permitted. Much of the acreage we acquired from PDC is within our Todd Creek Farms prospect while the remainder of the acreage is located in outlying areas of Adams and Broomfield Counties and is prospective for formations other than the Niobrara and Codell.

        The value of our Southern Core area assets, including the PDC assets, is based in large part on our ability to develop the properties and increase proven and probable reserves. This, in turn, requires us to make accurate estimates of our capital needs to implement and continue a development program for those properties, to obtain that capital and to successfully drill the wells. We may not be able to obtain the capital necessary to develop these properties or our development efforts may not be successful. If we are unable to obtain the necessary capital or successfully develop these properties, the price of our stock may decline and you may lose some or all of your investment.

The due diligence undertaken in connection with the acquisition of the PDC assets and other recent acquisitions may not have revealed all relevant considerations or liabilities related to those assets, which could have a material adverse effect on our financial condition or results of operations.

        In addition to our acquisition of the PDC assets, we have also entered into several asset purchase agreements to date, acquiring certain oil and gas assets and surface rights and easements on lands located within our Todd Creek Farms prospect. The due diligence undertaken by us in connection with the acquisition of the PDC assets or other properties may not have revealed all relevant facts that may be necessary to evaluate such acquisitions. The information provided to us in connection with our diligence may have been incomplete or inaccurate. As part of that process, we have also made subjective judgments regarding the results of operations and prospects of the PDC and other assets. If the due diligence investigation has failed to correctly identify material issues and liabilities that may be present, such as title defects or environmental problems, we may incur substantial impairment charges or other losses in the future. In addition, we may be subject to significant, previously undisclosed liabilities that were not identified during the due diligence process and which may have a material adverse effect on our financial condition or results of operations.

The historical and unaudited pro forma financial information reflecting the PDC assets included in this prospectus may not be representative of our actual results in the future, and accordingly, you have only limited financial information on which to evaluate our company and your investment decision.

        The historical financial information of the PDC assets included in this prospectus represents the operation of those assets for the two years ended December 31, 2015 and 2014, and the six month period ended June 30, 2016. The unaudited pro forma information reflecting the combined operating results of our company and the PDC assets as if the acquisition had been completed January 1, 2015 are presented for informational and illustrative purposes only and are not necessarily indicative of the results of operations that would have actually occurred had the acquisition of the PDC assets been completed as of that date, nor is it indicative of our future operating results. The unaudited pro forma financial information does not reflect future non-recurring charges resulting from the acquisition or future events that may occur, including any restructuring activities, and does not consider potential impacts of current market conditions on revenues, expense efficiencies or asset dispositions. The unaudited pro forma financial information is based in part on certain assumptions regarding the PDC assets that we believe are reasonable under the circumstances. However, our assumptions may not prove to be accurate over time. As a result, investors should not place undue reliance on the unaudited pro forma financial information included in this prospectus.

We have incurred significant debt under our lines of credit and any default by us may cause us to forfeit all or a portion of our properties.

        On May 13, 2015, we entered into a Revolving Line of Credit Facility Agreement, or the initial line of credit, with Providence Energy Operators, LLC, or Providence. The initial line of credit was amended on February 24, 2016 to change the maturity date to June 1, 2018. Under the terms of the initial line of credit, we are permitted to borrow up to $5.0 million. Interest-only payments are due beginning the first day of the month after we receive our first production payment from a well associated with the participation agreement with Providence and shall continue monthly thereafter. As of October 20, 2016, we have $5.0 million plus approximately $207,000 accrued interest outstanding against our initial line of credit.

        On October 13, 2016, we entered into a Revolving Line of Credit Facility Agreement, or the supplemental line of credit, with Providence Energy Partners III, LP, or PEP III, which is an affiliate of Providence by virtue of having some common management personnel. The supplemental line of credit permits us to borrow up to $10.0 million to pay costs associated with our acquisition and development of oil and gas properties in the Wattenberg Field. Interest accrues at the rate of 8% per year and monthly interest-only payments are due beginning upon the advancement of funds under the supplemental line of credit and monthly thereafter. All principal and accrued interest under the supplemental line of credit is due and payable on April 13, 2017. As of October 20, 2016, we have $1.55 million plus accrued interest outstanding against our supplemental line of credit.

        Both lines of credit provide that they shall be secured by a deed of trust covering certain of our assets and oil and gas interests, including much of the assets comprising our Todd Creek Farms prospect. Our ability to repay the lines of credit is dependent on our ability to generate sufficient revenue from operations or obtain cash from other sources. If we are unable to make payments in accordance with the terms of either line of credit, one or both lenders may declare the loans in default, which may result in the loss of some or all of our properties.

Our lines of credit contain various covenants which, if not complied with, could accelerate our repayment obligations, thereby materially and adversely affecting our liquidity, financial condition, and ability to remain in business.

        The agreements governing our lines of credit require us to comply with certain financial and operational covenants so long as the loans are outstanding. These covenants generally prohibit us without the lenders' consent from, among other things, incurring additional indebtedness or making loans to any third party, other than trade debt incurred in the ordinary course of business and selling, leasing, or otherwise disposing of any material assets in excess of $100,000 in any calendar year. Our continued compliance with these covenants depends on many factors and could be impacted by current or future economic conditions, and therefore we may not be able to continue to comply with these covenants. Failure to comply with these covenants could result in a default which, if we were unable to obtain a waiver from our lenders, could accelerate our repayment obligations under the lines of credit and thereby have a material adverse impact on our liquidity, financial condition, and ability to remain in business.

We have granted Providence the option to participate in certain of our acreage acquisitions, which may reduce our ownership of certain assets and any resulting earnings, and which could have a material adverse effect on our financial condition or results of operations.

        On May 13, 2015, we entered into a Participation Agreement, or the participation agreement, with Providence. Under the terms of the participation agreement, we assigned an undivided 50% interest to our right, title and interest in and to our existing leases in our Todd Creek Farms prospect. Providence agreed to pay its pro rata share of lease acquisition expenses and the expenses necessary to maintain the leases in full force and effect. In addition, the participation agreement designates an area of mutual interest, or AMI, pursuant to which if either party acquires any lease in the AMI territory on or before May 13, 2018, then the non-acquiring party shall have the right to acquire its proportionate 50% interest in and to such AMI leases. The AMI covers an area in Adams County, Colorado containing all of Township 1 South, Range 67 West, consisting of approximately 23,100 gross acres, with an additional one-mile border around the defined AMI area, plus any other mutually agreeable areas. To date, Providence has exercised its option to participate in all of our acreage acquisitions in the Southern Core area, including our recent acquisition of the PDC assets.

        So long as the participation agreement remains in full force and effect, our future acquisitions of AMI leases will require us, upon Providence's exercise of its option, to assign a 50% interest in and to the AMI leases. As a result, we may never wholly-own such AMI leases and any earnings we may achieve as a result of such acquisition will have to be shared proportionally with Providence. Such division of earnings could have a material adverse effect on our financial condition or results of operations.

We have limited management and staff and will be dependent upon partnering arrangements and third-party service providers.

        We currently have six employees, including our Chief Executive Officer, President, and Chief Operating Officer. We leverage the services of independent consultants and contractors to perform various professional services, including engineering, oil and gas well planning and supervision, and land, legal, environmental and tax services. We also pursue alliances with partners in the areas of geological and geophysical services and prospect generation, evaluation and prospect leasing. Our dependence on third-party consultants and service providers creates a number of risks, including but not limited to:

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  the possibility that such third parties may not be available to us as and when needed; and

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  the risk that we may not be able to properly control the timing and quality of work conducted with respect to its projects.

If we experience significant delays in obtaining the services of such third parties or poor performance by such parties, our results of operations and stock price could be materially adversely affected.

Competition in the oil and natural gas industry is intense and many of our competitors have resources that are substantially greater than ours.

        We operate in the highly competitive environment to acquire producing prospects and productive properties, marketing oil and natural gas and securing equipment and trained personnel. As a small oil and natural gas company, most competitors, including major and large independent oil and natural gas companies, possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to develop and acquire more prospects and productive properties than our financial or personnel resources permit and may have access to or be able to develop technological advances in drilling or production techniques. Our ability to acquire additional prospects and discover reserves in the future will depend on our ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. Larger competitors may be better able to withstand sustained periods of unsuccessful drilling and absorb the burden of changes in laws and regulations more easily than we can, which would adversely affect our competitive position. We may be unable to identify properties for acquisition or to make acquisitions on terms that we consider economically acceptable. We may not be able to compete successfully in the future in acquiring prospective properties, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

        There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. The completion and pursuit of acquisitions may be dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to grow through acquisitions will require us to continue to invest in operations, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to manage the integration of acquisitions effectively could reduce our focus on subsequent acquisitions and current operations, and could negatively impact our results of operations and growth potential. Our financial position and results of operations may fluctuate significantly from period to period as a result of the completion of significant acquisitions during particular periods. If we are not successful in identifying or acquiring any material property interests, our earnings could be reduced and our growth could be restricted.

        We may engage in bidding and negotiating to complete successful acquisitions. We may be required to alter or increase substantially our capitalization to finance these acquisitions through the use of cash on hand, the issuance of debt or equity securities, the sale of production payments, the sale of non-strategic assets, the borrowing of funds or otherwise. If we were to proceed with one or more acquisitions involving the issuance of our common stock, our shareholders would suffer dilution of their interests. Furthermore, our decision to acquire properties that are substantially different in operating or geologic characteristics or geographic locations from areas with which our staff is familiar may impact our productivity in such areas.

        In addition, in November 2014, we entered into a services agreement with Kingdom Resources, LLC, a privately-held Colorado limited liability company, or Kingdom. Kingdom is a lease broker that is affiliated with a surface and mineral interest owner in the Southern Core area. Kingdom and its affiliates have assisted us in identifying promising acreage and may provide access to water necessary for our completion activities and access to midstream service providers so that we may sell our production. While we hope to continue to leverage our relationship with Kingdom to identify and acquire additional leases, there is no guarantee that acquisitions will continue to result from this relationship, or be successful.

Our substantial investment in a limited number of prospects and lack of diversification will increase the risk to investors that we may not be profitable.

        Our investment in the Todd Creek Farms prospect and the capital required to pay our share of drilling and production costs on the property increases the risk that the operation of our business may not be profitable, as we will not be able to spread the risk of investment and operation over a number of different assets until we become profitable or receive additional investment. If our Todd Creek Farms prospect is not economic our business may suffer and you may lose all or part of your investment.

We are concentrated in one geographic area, which increases our exposure to many of the risks enumerated herein.

        Currently, our operations are concentrated in Colorado, an area that experiences severe weather events, including tornadoes, flooding and storms. Our information systems and administrative and management processes could be disrupted if a catastrophic event, such a tornado, power outage or act of terror, destroyed or severely damaged our facilities. Any such catastrophic event could harm our ability to conduct normal operations and could adversely affect our business. In addition, operating in a concentrated area increases the potential impact that many of the risks stated herein may have upon our ability to perform. For example, we have greater exposure to regulatory actions impacting Colorado, natural disasters in the geographic area, competition for equipment, services and materials available in the area and access to infrastructure and markets. Although both Moffatt and Adams Counties in Colorado have well-established oilfield infrastructures, we may be disproportionately exposed to the impact of delays or interruptions of production from our wells therein caused by transportation capacity constraints, curtailment of production, availability of equipment, facilities, personnel or services, significant governmental regulation, natural disasters, adverse weather conditions, plant closures for scheduled maintenance or interruption of transportation of oil or natural gas produced from the wells in this area. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic oil and gas producing areas such as the DJ Basin, which may cause these conditions to occur with greater frequency or magnify the effect of these conditions. Due to the concentrated nature of our portfolio of properties, a number of our properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of properties. Such delays or interruptions could have a material adverse effect on our financial condition and results of operations.

If the Todd Creek Farms and Buck Peak prospects are not commercially productive of oil or natural gas, any funds spent on exploration and production may be lost.

        All of our current capital investment is tied up in the Todd Creek Farms and Buck Peak prospects. Since the Buck Peak prospect has had very limited production to date and our Todd Creek Farms prospect is not yet drilled, we are dependent on establishing sufficient reserves in these prospects for additional cash flow and a return of our investment. If the prospects are not economic, all of the funds that we have invested or will invest in the future will be lost. Any drilling program at the Todd Creek Farms Prospect likely will involve multiple horizontal wells, which are expensive to drill. Our business plan is dependent on, among other things, developing sufficient reserves at the Todd Creek Farms prospect to generate cash flow and provide a return on investment. If we are not successful in producing economically viable amounts of oil and/or gas from the Todd Creek Farms prospect, our business may suffer and you may lose all or part of your investment. In addition, the failure of the prospects to produce commercially may make it more difficult for us to raise additional funds in the form of additional sale of our equity securities or working interests in other property in which we may acquire an interest.

We may have difficulty managing our growth and our results of operation may suffer as a result.

        We have acquired a large number of leases and a number of producing and non-producing wells since the beginning of 2016 compared to our interest in 2015 and we may have difficulty managing those assets as we continue to grow our company. The integration of operations from the PDC assets will require the dedication of significant management resources, which may temporarily distract their attention from the day-to-day business of our company. The process of integrating those assets with our existing assets may cause an interruption of, or a loss of momentum in, our business and could have an adverse effect on our operating results for an indeterminate period of time. We may also need to hire and train additional personnel to help manage these assets, which will require additional financial resources and management attention. The failure to successfully integrate any such acquisitions, to identify and retain key personnel, and to successfully manage the challenges presented by the integration process may adversely affect our business.

We may not be successful in identifying or acquiring other oil and natural gas prospects.

        Investigating and locating suitable property and leases for acquisition is expensive and time consuming. Even if we are successful in identifying one or more additional properties or leases for acquisition, we may not be able to obtain such property or lease at reasonable prices or that sufficient working capital will be available to finance the acquisition.

Our ability to sell any production and/or receive market prices for our production may be adversely affected by a lack of transportation, capacity constraints and interruptions.

        The marketability of any production from any of our properties depends in part upon the availability, proximity and capacity of third-party refineries, natural gas gathering systems and processing facilities. We expect to deliver much of the oil and natural gas produced from our properties through trucking services and pipelines that we do not own. The availability of delivery capacity in these pipelines is in part dependent on the market price for oil and natural gas, as higher prices will attract additional production, which in turn will take up capacity in these systems. The lack of availability or capacity of these systems and facilities could reduce the price offered for any production or result in the shut-in of producing wells or the delay or discontinuance of development plans for properties.

Our business is substantially dependent on our senior executive officers and the loss of service of any of these individuals would adversely affect our business.

        Stephen Foley is our Chief Executive Officer and is responsible for overseeing our business, developing our business plan and the strategic vision of our company. Frederick Witsell is our President and is responsible for identifying and managing our properties. Paul Maniscalco is our Chief Financial Officer and is responsible for the oversight of our day-to-day accounting operations as well as our periodic financial reporting. William Lloyd is our Chief Operating Officer and is responsible for the management of engineering and operating activities including coordination of permitting, drilling and completion activities. Each of these individuals is critical to the perceived success of our business. The loss of service of any of these individuals would adversely affect our business, as we have very limited personnel and expect to rely on contractors for a majority of services that we require. We may not be able to replace any of such individuals, or if so, on terms that were acceptable to our company. We have no key man life insurance on any of these individuals.

Colorado law and our Articles of Incorporation may protect our directors from certain types of lawsuits at the expense of the shareholders.

        The laws of the State of Colorado provide that directors of a corporation shall not be liable to the corporation or its shareholders for monetary damages for all but limited types of conduct. Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances.

Risks Relating to the Energy Production and/or Distribution Industry

Oil and natural gas exploration and development are affected by fluctuations in oil and natural gas prices, and low prices could have a material adverse effect on the future of our business.

        If development efforts are successful in identifying economic amounts of oil and natural gas, our future success will depend largely on the prices received for any oil or natural gas production. Prices received also will affect the amount of future cash flow available for capital expenditures and may affect the ability to raise additional capital. Lower prices may also affect the amount of oil and natural gas that can be commercially produced from reserves either discovered or acquired. Lower prices may also make it uneconomical to drill in certain areas.

        Prices for oil and natural gas fluctuate widely. For example, the price of West Texas Intermediate (WTI) Crude Oil, as quoted on NYMEX, has ranged from a high of $51.60 per barrel to a low of $26.21 per barrel in the twelve months ended October 20, 2016, and the price of Henry Hub Natural Gas, as quoted on NYMEX, has ranged from a high of $3.34 per MMBtu to a low of $1.64 per MMBtu for the same period. On October 20, 2016, the price of WTI was $50.57 per barrel and Henry Hub Natural gas was $3.14 per MMBtu. Factors that can cause price fluctuations include:

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  The level of consumer product demand;

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  The domestic and foreign supply of oil and natural gas;

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  Consumer perception and the availability of alternative energy sources;

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  Refinery capacity

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  Domestic and foreign governmental regulations;

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  Actions by other producers, including the Organization of the Petroleum Exporting Countries (OPEC);

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  Political and ethnic conflicts in oil and natural gas producing regions;

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  The price of foreign imports; and

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  Overall economic conditions.

The cost of oil and natural gas exploration is extremely volatile and may adversely affect our operations.

        The costs of oil and natural gas exploration, such as the costs of drilling rigs, casing, cement, and pumps, and the fuel and parts necessary to keep the rigs and pumps operating and the costs of the oil field service crews have been volatile over the past few years in direct proportion to the amount of ongoing oil and natural gas exploration. As with most other companies involved in resource exploration and development, we may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sales of oil or natural gas.

If we do not hedge our exposure to reductions in oil and natural gas prices, we may be subject to significant reductions in price. Alternatively, we may use oil and natural gas price hedging contracts, which involve credit risk and may limit future revenues from price increases and result in significant fluctuations in our profitability.

        We intend to use hedging transactions with respect to a portion of our oil and natural gas production to achieve more predictable cash flow and to reduce our exposure to price fluctuations. While the use of hedging transactions limits the downside risk of price declines, their use also may limit future revenues from price increases. Hedging transactions also involve the risk that the counterparty may be unable to satisfy its obligations. Alternatively, in the event that we choose not to hedge, our exposure to reductions in oil and natural gas prices by purchasing futures and by using other hedging strategies, we may be subject to significant reduction in prices which could have a material negative impact on our profitability.

We identified locations scheduled to be drilled over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

        Our management team has identified drilling locations in our operating areas scheduled over a multi-year period. Our ability to drill and develop these locations depends on a number of factors, including the availability of equipment and capital, approval by regulators, seasonal conditions, oil and natural gas prices, assessment of risks, costs and drilling results. The final determination on whether to drill any of these locations will be dependent upon the factors described elsewhere in this prospectus as well as, to some degree, the results of our drilling activities with respect to our established drilling locations. Due to these uncertainties, we do not know if the drilling locations we have identified will be drilled within our expected timeframe or at all. Our actual drilling activities may be materially different from our current expectations, which could adversely affect our business, financial condition and results of operations.

We have limited control over activities on properties we do not operate.

        We are not, or will not be, the operator on some of our properties and, as a result, our ability to exercise influence over the operations of these properties or their associated costs is limited. Our dependence on the operators and other working interest owners of these projects and any future projects, our limited ability to influence operations and associated costs or control the risks, and our access to required capital could materially and adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors, including:

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  timing and amount of capital expenditures;

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  the operator's expertise and financial resources;

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  the rate of production of reserves, if any;

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  approval of other participants in drilling wells; and

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  selection of technology.

As a result, our ability to exercise influence over the operations of some of our current or future properties is and may be limited.

Financial difficulties encountered by our oil and natural gas purchasers, third party operators or other third parties could decrease cash flow from operations and adversely affect exploration and development activities.

        We expect to derive essentially all our revenue from the sale of our oil and natural gas to unaffiliated third party purchasers, including independent marketing companies and mid-stream companies. Any delays in payments from such purchasers caused by financial problems encountered by them will have an immediate negative effect on our results of operations and cash flows. Liquidity and cash flow problems encountered by our working interest co-owners or the third party operators of our non-operated properties may prevent or delay the drilling of a well or the development of a project. Our working interest co-owners may be unwilling or unable to pay its share of the costs of projects as they become due. In the case of a working interest owner, we could be required to pay the working interest owner's share of the project costs. We may not be able to obtain the capital necessary to fund these contingencies.

We may face difficulties in securing and operating under authorizations and permits to drill, complete or operate our wells.

        The recent growth in oil and gas exploration in the United States has drawn intense scrutiny from environmental and community interest groups, regulatory agencies and other governmental entities. As a result, we may face significant opposition to, or increased regulation of, our operations that may make it difficult or impossible to obtain permits and other needed authorizations to drill, complete or operate, result in operational delays, or otherwise make oil and gas exploration more costly or difficult than in other countries.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute exploration and development plans within the established budget and on a timely basis.

        Shortages or the high cost of drilling rigs, equipment, supplies, personnel or oilfield services could delay or adversely affect development and exploration operations or cause us to incur significant expenditures that are not provided for in our capital budget, which could have a material adverse effect on our business, financial condition or results of operations.

Our operations are subject to health, safety and environmental laws and regulations which may expose us to significant costs and liabilities and which may not be covered by insurance.

        Our oil and natural gas exploration is subject to stringent and complex federal, state and local laws and regulations governing health and safety aspects of our operations, the discharge of materials into the environment and the protection of the environment. These laws and regulations impose on our operations numerous requirements, including the obligation to obtain a permit before conducting drilling activities; restrictions on the types, quantities and concentration of materials that may be released into the environment; limitations or prohibitions of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; specific health and safety criteria to protect workers; and the responsibility for cleaning up any pollution resulting from operations. Numerous governmental authorities such as the U.S. Environmental Protection Agency, or the EPA, and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties; the imposition of investigatory or remedial obligations; the issuance of injunctions limiting or preventing some or all of our proposed operations; and delays in granting permits and cancellation of leases.

        Under certain environmental laws and regulations, we may be liable regardless of whether we were at fault for the full cost of removing or remediating contamination, even when multiple parties contributed to the release and the contaminants were released in compliance with all applicable laws. In addition, accidental spills or releases on our properties may expose us to significant liabilities that could have a material adverse effect on our financial condition or results of operations and which may not be covered by insurance. Aside from government agencies, the owners of properties where our wells are located, the operators of facilities where our petroleum hydrocarbons or wastes are expected to be taken for reclamation or disposal and other private parties may be able to sue us to enforce compliance with environmental laws and regulations, collect penalties for violations or obtain damages for any related personal injury or property damage. Some sites are located near current or former third-party oil and natural gas operations or facilities, and there is a risk that contamination has migrated from those sites to ours. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly material handling, emission, waste management or cleanup requirements could require us to make significant expenditures to attain and maintain compliance or may otherwise have a material adverse effect on our own results of operations, competitive position or financial condition. We may not be able to recover some or any of these costs from insurance.

Federal, state, and local legislative and regulatory initiatives relating to oil and gas production, including hydraulic fracturing, as well as government reviews of such activities, could result in increased costs, additional operating restrictions or delays, and adversely affect our production and/or ability to book future reserves.

        Hydraulic fracturing involves the injection of water, sand or other proppants, and chemical additives under pressure into a targeted subsurface formation. The water and pressure create fractures in the rock formations, which are held open by the proppant, enabling the oil or natural gas to flow to the wellbore. The process is typically regulated by state oil and natural gas commissions; however, the U.S. Environmental Protection Agency, or EPA, asserted federal regulatory authority over certain hydraulic-fracturing activities involving diesel fuel under the Safe Drinking Water Act. In addition, the Colorado Oil and Gas Conservation Commission, or the COGCC, has adopted (and other states have adopted or are considering adopting) regulations that impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing operations. Further, on February 23, 2014, Colorado's Air Quality Control Commission fully adopted EPA's Standards of Performance for Crude Oil and Natural Gas Production, Transmission, and Distribution; adopted corresponding revisions to its emissions reporting and permitting framework; and adopted complimentary oil and gas control measures. These regulations will affect our operations, increase our costs of exploration and production and limit the quantity of oil and natural gas that we can economically produce to the extent that we use hydraulic fracturing.

        Effective March 22, 2016, Adams County adopted new amendments to the county's oil and gas regulatory process. The new regulations include an enhanced administrative review process, which may increase our costs or delay our drilling program.

        During 2014, opponents of hydraulic fracturing sought statewide ballot initiatives that would have restricted oil and gas development in Colorado. In exchange for an agreement withdrawing these potential ballot initiatives, Governor John Hickenlooper appointed an oil and gas task force to study the issues and make recommendations regarding any additional regulation. Additional efforts in 2016 to propose ballot initiatives aimed at restricting oil and gas activities were unsuccessful, as the proponents failed to gain the necessary signatures required to get such initiatives on the ballot.

        In the event that additional regulations or legal restrictions at the federal, state or local level are adopted related to oil and gas production, hydraulic fracturing or other development activities in the areas in which we currently or in the future plan to operate, we may incur additional costs to comply with such requirements that may be significant in nature, and also could become subject to additional permitting and siting requirements and cause us to experience added delays or curtailment in the pursuit of exploration, development, or production activities. Furthermore, these additional costs may put us at a competitive disadvantage compared to larger companies in the industry which can spread such additional costs over a greater number of wells and larger operating staff.

Legislative and regulatory initiatives related to global warming and climate change could have an adverse effect on our operations and the demand for oil and natural gas.

        In December 2009, the EPA determined that emissions of carbon dioxide, methane and other "greenhouse gases", or GHG, present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth's atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of greenhouse gases under existing provisions of the Clean Air Act. The EPA recently adopted two sets of rules regulating greenhouse gas emissions under the Clean Air Act, one of which requires a reduction in emissions of greenhouse gases from motor vehicles and the other of which regulates emissions of greenhouse gases from certain large stationary sources. The EPA has also adopted rules requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States on an annual basis, including petroleum refineries, as well as certain onshore oil and natural gas production facilities.

        Also, on September 18, 2015, the EPA published proposed regulations that would build on the existing New Source Performance Standards, or the NSPS OOOO, promulgated by the EPA in 2012, as amended in 2013 and 2014. The proposed regulations directly regulate methane and volatile organic compound, or VOC, emissions from various types of new and modified oil and gas sources. Some of those sources are already regulated under NSPS OOOO, while others, like hydraulically fractured oil wells, pneumatic pumps, and certain equipment and components at gas well sites and compressor stations, would be covered for the first time. On March 10, 2016, moreover, the EPA announced that it is moving towards issuing performance standards for methane emissions from existing oil and gas sources. The agency said that it will "begin with a formal process (i.e., an Information Collection Request) to require companies operating existing oil and gas sources to provide information to assist in the development of comprehensive regulations to reduce methane emissions."

        In addition, the U.S. Congress has from time to time considered adopting legislation to reduce GHG emissions and almost one-half of the states have already taken legal measures to reduce GHG emissions, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these GHG cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall GHG emission reduction goal.

        The adoption of legislation or regulatory programs to reduce GHG emissions could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil, natural gas liquids, and natural gas we produce. Consequently, legislation and regulatory programs to reduce GHG emissions could have an adverse effect on our business, financial condition and results of operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHG in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations.

We may not be able to keep pace with technological developments in the industry.

        The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage or competitive pressures may force us to implement those new technologies at substantial costs. In addition, other oil and natural gas companies may have greater financial, technical, and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we are in a position to do so. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies used now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, the business, financial condition, and results of operations could be materially adversely affected.

We may incur losses as a result of title deficiencies.

        We own working and revenue interests in oil and natural gas leasehold interests. The existence of a material title deficiency can render a lease worthless and can adversely affect our results of operations and financial condition. Title insurance covering mineral leaseholds is not generally available and, in many instances, we forego the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease until the drilling block is assembled and ready to be drilled. As is customary in our industry, we rely upon the judgment of oil and natural gas lease brokers, in-house landmen or independent landmen who perform the field work in examining records in the appropriate governmental offices and abstract facilities before attempting to acquire or place under lease a specific mineral interest. We do not always perform curative work to correct deficiencies in the marketability of the title to us. In cases involving serious title problems, the amount paid for affected oil and natural gas leases can be lost, and the target area can become undrillable. We may be subject to litigation from time to time as a result of title issues.

The oil and natural gas business involves many operating risks that can cause substantial losses.

        The oil and natural gas business involves a variety of operating risks, including:

  •
  Fires;

  •
  Explosions;

  •
  Blow-outs and surface cratering;

  •
  Uncontrollable flows of underground natural gas, oil or formation water;

  •
  Natural disasters;

  •
  Pipe and cement failures;

  •
  Casing collapses;

  •
  Embedded oilfield drilling and service tools;

  •
  Abnormal pressure formations; and

  •
  Environmental hazards such as natural gas leaks, oil spills, pipeline ruptures or discharges of toxic gases.

If any of these events occur, we could incur substantial losses as a result of:

  •
  Injury or loss of life;

  •
  Severe damage to and destruction of property, natural resources or equipment;

  •
  Pollution and other environmental damage;

  •
  Clean-up responsibilities;

  •
  Regulatory investigation and penalties;

  •
  Suspension of our operations; or

  •
  Repairs necessary to resume operations.

        If we were to experience any of these problems, it could affect well bores, gathering systems and processing facilities, any one of which could adversely affect our ability to conduct operations. We may be affected by any of these events more than larger companies, since we have limited working capital. We currently have general liability insurance with a combined single limit per occurrence of not less than $1,000,000 for bodily injury and property damage and a combined occurrence limit of $2,000,000, an excess umbrella liability policy for up to $5,000,000, and control of well insurance with limits of $5,000,000 for any one occurrence. For other risks, however, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect operations and/or our financial condition. Moreover, we may not be able to maintain adequate insurance in the future at rates considered reasonable.

Terrorist attacks aimed at energy operations could adversely affect our business.

        The continued threat of terrorism and the impact of military and other government action have led and may lead to further increased volatility in prices for oil and natural gas and could affect these commodity markets or the financial markets used by us. In addition, the U.S. government has issued warnings that energy assets may be a future target of terrorist organizations. These developments have subjected oil and natural gas operations to increased risks. Any future terrorist attack on our facilities, customer facilities, the infrastructure depended upon for transportation of products, and, in some cases, those of other energy companies, could have a material adverse effect on our business.

Risks Related to the Offering and Our Common Stock

The price of our common stock may be volatile or may decline and you may not be able to resell your shares at or above the offering price.

        Our common stock currently trades on the OTCQB Marketplace with limited daily trading volume. In connection with this offering, we have applied to list our common stock on the NYSE MKT. The offering price for our common stock was determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the offering price. An active or liquid market in our common stock might not develop upon the closing of this offering or, if it does develop, it might not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

  •
  the limited trading market in our common stock;

  •
  commodity prices in general, and the price of oil in particular;

  •
  the success of our development efforts;

  •
  failure to successfully implement our business plan;

  •
  failure to meet our revenue or profit goals or operating budget;

  •
  decline in demand for our common stock;

  •
  sales of additional amounts of common stock;

  •
  downward revisions in securities analysts' estimates or changes in general market conditions;

  •
  investor perception of our industry or our prospects; and

  •
  general economic trends.

        In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at a fair price.

Investors in this offering will experience immediate substantial dilution of their investment.

        The public offering price of our common stock offered pursuant to this prospectus is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of common stock from the price per share that you pay for the common stock. See the section entitled "Dilution" below for a more detailed discussion of the dilution you will incur if you purchase shares in this offering. Furthermore, we expect that we will seek to raise additional capital from time to time in the future. Such financings may involve the issuance of equity and/or securities convertible into or exercisable or exchangeable for our equity securities. We also expect to continue to utilize equity-based compensation. To the extent the warrants and options are exercised or we issue common stock, preferred stock, or securities such as warrants that are convertible into, exercisable or exchangeable for, our common stock or preferred stock in the future, you may experience further dilution.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds from this offering for continuation of our development and acquisition program; repayment of debt; and other capital and operating expenses. We may also use a portion of our net proceeds to acquire oil and gas assets; however, we currently have no agreements or commitments to complete any such transaction. We have not allocated these net proceeds for any specific purposes. We might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our management's decisions on how to use the net proceeds from this offering, and our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

The sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

        We registered 14,486,003 shares of our common stock, including 9,426,003 shares of common stock for sale by our shareholders, and 460,000 shares of common stock underlying broker warrants, in connection with our initial public offering in 2015. Our common stock is currently thinly-traded and it is likely that market sales of large amounts of common stock (or the potential for those sales even if they do not actually occur) could cause the market price of our common stock to decline, which may make it difficult to sell our common stock in the future at a time and price which we deem reasonable or appropriate and may also cause you to lose all or a part of your investment.

A small number of existing shareholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any shareholder vote.

        Our executive officers, directors, and certain beneficial owners beneficially own approximately 36.5% of our common stock as of October 20, 2016. Under our Articles of Incorporation and Colorado law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action. As a result, these individuals shall strongly influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions. We have no existing agreements or plans for mergers or other corporate transactions that would require a shareholder vote at this time. However, shareholders should be aware that they may have limited ability to influence the outcome of any vote in the future.

We are an "emerging growth company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

        As an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to the following:

  •
  reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and from holding a vote for stockholder approval of any golden parachute payments not previously approved.

        Investors could find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our financial statements may not be comparable to other public companies.

        We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, if the Public Company Accounting Oversight Board adopts new or revised accounting standards and we decide to delay adoption of such changes, our financial statements may not be comparable to companies that comply with public company effective dates and the price of our common stock may be adversely affected.

We are not required to obtain an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 until we are no longer an emerging growth company.

        For so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to obtain the auditor attestation of our assessment of our internal controls. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an

"emerging growth company" until the earliest to occur of (1) the last day of the fiscal year during which our total annual revenues equal or exceed $1 billion (subject to adjustment for inflation), (2) the last day of the fiscal year during which occurs the fifth anniversary of our initial public offering, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (4) the date on which we are deemed a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Once we are no longer an emerging growth company, compliance with Section 404(b) will be costly.

We will incur significantly increased costs as a result of and devote substantial management time to operating as a newly-listed company on the NYSE MKT.

        If we are approved for listing on the NYSE MKT, we will incur significant legal, accounting and other expenses that we did not incur before when trading on the OTCQB Marketplace. For example, we will be subject to the rules and regulations subsequently implemented by the NYSE MKT, including changes in corporate governance practices. We will also be required to register our common stock under the Exchange Act, which will, among other things, require us to comply with the proxy solicitation rules. These requirements will increase our legal and financial compliance costs and will render some activities more time-consuming and costly. In addition, our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these listing requirements.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

        As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Further, we are required to report any changes in internal controls on a quarterly basis. In addition, we are required to furnish a report by management on the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an "emerging growth company." If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which the securities are listed, the U.S. Securities and Exchange Commission, or other regulatory authorities, which could require additional financial and management resources.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part upon the research and reports that securities or industry analysts publish about us and our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no analysts commence coverage of our company, the trading price of our common stock might be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage or fails to report about us on a regular basis, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Issuance of our stock in the future could dilute existing shareholders and adversely affect the market price of our common stock.

        We have the authority to issue up to 110,000,000 shares of stock, including 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our common stock. Under rules of the NYSE MKT, we could issue up to 20% of our common stock without shareholder approval and more with that approval. These future issuances could be at values substantially below the price paid for our common stock by investors in this offering. In addition, we could issue large blocks of our stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval. Because the trading volume of our common stock is relatively low, the issuance of our stock may have a disproportionately large impact on its price compared to larger companies.

The issuance of preferred stock in the future could adversely affect the rights of the holders of our common stock.

        An issuance of preferred stock could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over the common stock and could, upon conversion or otherwise, have all of the rights of our common stock. Our Board of Directors' authority to issue preferred stock could discourage potential takeover attempts or could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making these attempts more difficult or costly to achieve.

We have never paid dividends on our common stock and we do not anticipate paying any in the foreseeable future.

        We have not paid dividends on our common stock to date, and we may not be in a position to pay dividends for the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop our business plan and generate revenue from operations. Further, our initial earnings, if any, will likely be retained to finance our operations. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors, and will be at the discretion of our Board of Directors. See "Dividend Policy" on page 30 of this prospectus.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about our future business plans and strategies, statements about future revenue, profit and the receipt of working capital, and most other statements that are not historical in nature. In this prospectus, forward-looking statements are often identified by the words "anticipate," "plan," "intend," "believe," "expect," "estimate," and similar words or expressions. All statements other than statements of historical fact are forward-looking statements within the meanings of applicable securities laws. Because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. Prospective investors are urged not to put undue reliance on these forward-looking statements.

        A few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific Risk Factors identified above, include:

  •
  Changes in the general economy affecting the disposable income of the public;

  •
  Changes in environmental law, including federal, state and local legislation;

  •
  Changes in drilling requirements imposed by state or local laws or regulations;

  •
  Terrorist activities within and outside the United States;

  •
  Technological changes in the oil and natural gas industry;

  •
  Acts and omissions of third parties over which we have no control;

  •
  Inflation and the costs of goods or services used in our operation;

  •
  Access and availability of materials, equipment, supplies, labor and supervision, power and water;

  •
  Interpretation of drill hole results and the uncertainty of reserve estimates;

  •
  The availability of sufficient pipeline and other transportation facilities to carry our production and the impact of these facilities on price;

  •
  The level of demand for the production of oil and natural gas; and

  •
  Changes in our business strategy.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we assume no obligation to update any forward-looking statements publicly to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We discuss many of these risks in greater detail under the heading "Risk Factors" on page 9.

 USE OF PROCEEDS

        We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be $            . We intend to use the proceeds as follows:

Proposed Use	Application of Proceeds
Repayment of Debt	$
Future Drilling and Leasing Activity
General and Administrative Expenses
Working Capital

Total:	$

        We intend to use a portion of the net proceeds of this offering to repay (i) approximately $5.0 million in aggregate principal amount of outstanding borrowings under our Revolving Line of Credit Facility Agreement, or the initial line of credit, entered into on May 13, 2015, with Providence Energy Operators, LLC; and (ii) approximately $1.55 million in aggregate principal amount of outstanding borrowings under our Revolving Line of Credit Facility Agreement, or the supplemental line of credit, entered into on October 13, 2016, with Providence Energy Partners III, LP, or PEP III. We entered into the supplemental line of credit in order to pay costs and expenses related to our acquisition and development of oil and gas assets in and around the Wattenberg Field, including acquisitions of acreage, working interests, royalty interests, and commercially productive oil and gas wells.

        The initial line of credit had $5.0 million outstanding as of October 20, 2016, with a maturity date of June 1, 2018, and the supplemental line of credit had $1.55 million outstanding as of October 20, 2016, with a maturity date of April 13, 2017. Borrowings under both lines of credit bear interest at a rate equal to 8% simple interest per year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" beginning on page 67 of this prospectus.

        The foregoing represents our current intentions based upon our current plans and business condition. Management will have broad discretion in the application of our net proceeds from this offering, and the occurrence of unforeseen events or changes in business conditions could result in the application of our net proceeds from this offering in a manner other than as described in this prospectus.

        Pending application in accordance with our plan of operation, the proceeds of this offering may be invested in temporary interest-bearing investments such as checking accounts, time deposits, certificates of deposit and short-term government obligations. We do not intend to invest the proceeds of this offering in a manner that would subject us to regulation as an investment company for purposes of United States securities laws.

MARKET FOR COMMON STOCK
AND RELATED STOCKHOLDER INFORMATION

Market Information

        Prior to this offering and beginning on November 23, 2015, our common stock was quoted on the OTCQB Marketplace under the symbol "PRHR." Prior to that date, there was no trading market for our common stock.

        The table below sets forth the high and low sales prices for our common stock on the OTCQB for each calendar quarter indicated. The prices in the table represent prices between dealers and do not include adjustments for retail mark-up, mark-down, or commission, and may not represent actual transactions.

Period	High	Low
Fiscal Year Ended December 31, 2015
Fourth Quarter (from November 23, 2015)	$3.50	$1.10
Fiscal Year Ending December 31, 2016
First Quarter	$1.77	$0.60
Second Quarter	1.98	0.66
Third Quarter	1.65	1.20
Fourth Quarter (through October 20, 2016)	1.60	1.30

        On October 20, 2016, both the high and low sales price of our common stock on the OTCQB were $1.60.

        Because our common stock is thinly traded and has not been listed on a national securities exchange, the price for our common stock has been volatile and may bear no relationship to our actual financial condition or results of operations. Factors that we discuss in this prospectus, including the many risks associated with our common stock, may have a significant impact on the market price of our common stock. The market for our common stock will be affected by the offer and sale of our common stock by existing securities holders. In connection with this offering, we have applied to list our common stock on the NYSE MKT under the symbol "PRHR."

Holders of our Common Stock

        As of October 20, 2016, we had approximately 103 record holders of our common stock.

Penny Stock Rules

        Prior to this offering, shares of our common stock have traded on the OTCQB Marketplace at a price less than $5.00 per share and, as a result, our stock is characterized as a "penny stock" under applicable securities regulations. As a result, we have been subject to rules adopted by the SEC and FINRA regulating broker-dealer practices in connection with transactions in penny stocks. The broker or dealer proposing to effect a transaction in a penny stock must furnish the customer with a document containing information prescribed by rule and obtain from the customer an executed acknowledgment of receipt of that document. Also, because of the relatively low trading price of our common stock, many brokerage firms may have been unwilling to effect transactions in our common stock.

        The broker or dealer must also provide the customer with pricing information regarding the security prior to the transaction and with the written confirmation of the transaction. The broker or dealer must also disclose the aggregate amount of any compensation received or receivable by him in connection with such transaction prior to consummating the transaction and with the written confirmation of the trade. The broker or dealer must also send an account statement to each customer for which he has executed a transaction in a penny stock each month in which such security is held for the customer's account. The existence of these rules may have had an adverse effect on the price of our stock, and the willingness of certain brokers to effect transactions in our stock.

        In connection with this offering, we have applied to list our common stock on the NYSE MKT. To the extent that our common stock is listed on the NYSE MKT, and we meet certain minimum financial metrics, our common stock will no longer be considered a "penny stock."

Transfer Agent

        We have appointed Corporate Stock Transfer, Inc. of Denver, Colorado to be our transfer agent. Its address is 3200 Cherry Creek Drive South, #430, Denver, Colorado 80209 and its telephone number is 303-282-4800.

Dividend Policy

        We have never declared or paid dividends on our common stock. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including the terms of any credit arrangements, our financial condition, operating results, current and anticipated cash needs and plans for expansion. At the present time, we are not party to any agreement that would limit our ability to pay dividends.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2016:

  •
  on an actual basis; and

  •
  on an as-adjusted basis, giving effect to the assumed sale of        shares of our common stock in this offering at an assumed public offering price of $      per share, which price was the last reported sale price of our common stock on the OTCQB Marketplace on            , 2016, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The as-adjusted information below is illustrative only, does not account for changes subsequent to June 30, 2016, and our capitalization following the closing of this offering may differ from that shown below based on the public offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes appearing at the end of this prospectus, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information contained in this prospectus.

	As of June 30, 2016
	Actual	As Adjusted
	(unaudited)
Cash and cash equivalents	$1,974,427	$
Long-term debt	$4,662,185	$
Warrant liability	—
Stockholders' equity:
Preferred stock; $0.01 par value:
10,000,000 shares authorized, no shares issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—
Common stock and additional paid-in capital; $0.001 par value:
100,000,000 shares authorized, 21,828,191 shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	21,828
Additional paid-in capital	8,937,441
Accumulated deficit	(7,010,777)
Total stockholders' equity	1,948,492

Total capitalization	$7,926,965	$

        The number of shares of common stock shown above to be outstanding following the offering is based on 21,919,857 shares outstanding as of October 20, 2016, and excludes as of such date:

  •
  Any effect of a reverse split;

  •
  4,550,000 shares of our common stock issuable upon exercise of outstanding options under our equity incentive plan at a weighted-average exercise price of $0.74 per share;

  •
  255,600 shares of our common stock that may be issued upon exercise of outstanding warrants at an exercise price of $1.25 per share;

  •
  5,375,000 shares of our common stock reserved for issuance under equity awards that may be granted under our equity incentive plan in the future;

  •
  shares of our common stock that may be issued upon exercise of warrants to be issued to the underwriters at an exercise price of $            ; and

  •
  Up to                shares that may be issued upon exercise of the underwriters' overallotment option.

 DILUTION

        If you invest in our common stock, you will experience dilution to the extent of the difference between the price you pay per share in this public offering and the as adjusted net tangible book value of our common stock immediately after this offering. Our net tangible book value as of June 30, 2016 was $1,948,492, or approximately $0.09 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of outstanding shares of our common stock.

        After giving effect to the sale of our common stock in this offering, after deducting underwriting discounts and commissions and the estimated expenses payable by us, our adjusted net tangible book value as of June 30, 2016 would have been $        , or $        per share. This amount represents an immediate increase in our net tangible book value of $        per share to our existing stockholders and an immediate dilution in our adjusted net tangible book value of approximately $        per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the adjusted net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock.

        Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this dilution:

Public offering price per share			$

Historical net tangible book value per share as of June 30, 2016		$0.09
Increase in net tangible book value per share attributable to this offering	$

Adjusted net tangible book value per share after this offering			$

Dilution per share to new investors			$

        The number of shares of common stock shown above to be outstanding following the offering is based on 21,919,857 shares outstanding as of October 20, 2016, and excludes as of such date:

  •
  Any effect of a reverse split;

  •
  4,550,000 shares of our common stock issuable upon exercise of outstanding options under our equity incentive plan at a weighted-average exercise price of $0.74 per share;

  •
  255,600 shares of our common stock that may be issued upon exercise of outstanding warrants at an exercise price of $1.25 per share;

  •
  5,375,000 shares of our common stock reserved for issuance under equity awards that may be granted under our equity incentive plan in the future;

  •
            shares of our common stock that may be issued upon exercise of warrants to be issued to the underwriters at an exercise price of $        ; and

  •
  Up to          shares that may be issued upon exercise of the underwriters' overallotment option.

 UNAUDITED PRO FORMA FINANCIAL INFORMATION

Introduction

        The following unaudited pro forma condensed combined financial statements reflect the historical financial statements of PetroShare Corp. adjusted on a pro forma basis to give effect to our June 30, 2016 acquisition of certain oil and gas assets from PDC, including leases covering approximately 3,652 gross (1,410 net) acres of lands located in Adams County, Colorado and PDC's interest in 34 currently producing wells. Simultaneous with the closing, our principal lender, Providence Energy Operators, LLC, or Providence, exercised its option under a participation agreement and acquired 50% of the interest we acquired in the PDC assets. The acquisition was effective April 1, 2016.

        Our (i) unaudited pro forma condensed combined balance sheet at June 30, 2016; (ii) unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2016; and (iii) unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015, have each been prepared giving effect to the acquisition of the PDC assets as if the acquisition had occurred on January 1, 2015. The unaudited combined pro forma financial statements should be read in conjunction with our historical financial statements and related notes for the periods presented.

        The pro forma adjustments to our unaudited historical condensed combined financial statements are based on currently available information and certain estimates and assumptions. The actual effect of the transaction discussed in the accompanying notes may differ from the unaudited pro forma adjustments included herein. However, we believe that the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the transaction and that the unaudited pro forma adjustments are factually supportive, give appropriate effect to the impact of the events that are directly attributable to the transaction, and reflect those items expected to have a continuing impact on our financial condition.

        The unaudited pro forma condensed combined financial statements are not necessarily indicative of the results that would have occurred if we had completed the acquisition of the PDC assets on the dates indicated or which could be achieved in the future because they necessarily exclude various operating expenses.

 PetroShare Corp.
Pro Forma Condensed Combined Balance Sheet
at June 30, 2016
(unaudited)

	PetroShare Historical	PDC Assets	Pro Forma Adjustments	Pro Forma Combined
		(a)	(b)
ASSETS
Current Assets:
Cash and cash equivalents	$4,280,344	$(2,305,917)	$—	$1,974,427
Accounts receivable—joint interest billing	86,484	—	—	86,484
Accounts receivable—related party	276,094	—	—	276,094
Deferred offering costs	99,829	—	—	99,829
Prepaid expenses and other assets	121,003	—	—	121,003

Total current assets	4,863,754	(2,305,917)	—	2,557,837

Oil and Gas Properties-using successful efforts method
Unproven oil and gas properties	214	428,006	—	428,220
Proven oil and gas properties, net of impairment	2,525,286	2,513,748	—	5,039,034
Wells in progress	608,650	—	—	608,650
Less: Accumulated depletion and depreciation	(724,058)	—	(102,591)	(826,649)

Crude oil and gas properties, net	2,410,092	2,941,754	(102,591)	5,249,255

Property, plant and equipment, net	13,431	—	—	13,431
Other assets	3,851	—	—	3,851

Total Assets	$7,291,128	$635,837	$(102,591)	$7,824,374

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$494,523	$93,226	$—	$587,749
Accounts payable—working interest owners	144,181	—	—	144,181

Total current liabilities	638,704	93,226	—	731,930

Long-term debt	4,662,185	—	—	4,662,185
Asset retirement obligation	41,747	542,611	106,300	690,658

Total Liabilities	5,342,636	635,837	106,300	6,084,773

Commitments and contingencies
Shareholders' Equity:
Preferred stock—$.01 par value: 10,000,000 shares authorized; 0 shares issued and outstanding	—	—	—	—
Common stock—$.001 par value: 100,000,000 shares authorized; 21,828,191 shares issued and outstanding	21,828	—	—	21,828
Additional paid in capital	8,937,441	—	—	8,937,441
Accumulated deficit	(7,010,777)	—	(208,891)	(7,219,668)

Total Shareholders' Equity	1,948,492	—	(208,891)	1,739,601

Total Liabilities and Shareholders' Equity	$7,291,128	$635,837	$(102,591)	$7,824,374

The accompanying notes are an integral part of these pro forma financial statements.

PetroShare Corp.
Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2016
(unaudited)

	PetroShare Historical	PDC Assets	Pro Forma Adjustments	Pro Forma Combined
		(c)	(b)
Revenues
Crude oil and natural gas production revenue	$—	$133,022	$—	$133,022

Costs and Expenses
Lease operating expense	5,593	106,216	—	111,809
Exploration costs	2,700	—	—	2,700
General and administrative expense	1,554,920	—	—	1,554,920
Depreciation, depletion, and amortization	4,360	—	46,079	50,439
Loss on impairment of oil and gas properties	17,039	—	—	17,039

Total Costs and Expenses	1,584,612	106,216	46,079	1,736,907

Operating Income (Loss)	(1,584,612)	26,806	(46,079)	(1,603,885)
Other Income (Expense)
Interest income	501	—	—	501
Interest expense	(56,896)	—	—	(56,896)

Net Income (Loss)	$(1,641,007)	$26,806	$(46,079)	$(1,660,280)

Net (Loss) per Common Share
Basic and Diluted	$(0.08)			$(0.08)

Weighted average number of common shares outstanding
Basic and Diluted	21,718,661			21,718,661

The accompanying notes are an integral part of these pro forma financial statements.

 PetroShare Corp.
Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2015
(unaudited)

	PetroShare Historical	PDC Assets	Pro Forma Adjustments	Pro Forma Combined
		(c)	(b)
Revenues
Crude oil and natural gas production revenue	$1,328	$422,325	$—	$423,653

Costs and Expenses
Lease operating expense	31,909	269,193	—	301,102
Exploration costs	10,407	—	—	10,407
General and administrative expense	1,265,134	—	—	1,265,134
Depreciation, depletion, and amortization	13,921	—	69,580	83,501
Loss on impairment of oil and gas properties	154,776	—	—	154,776

Total Costs and Expenses	1,476,147	269,193	69,580	1,814,920

Operating Income (Loss)	(1,474,819)	153,132	(69,580)	(1,391,267)
Other Income (Expense)
Interest income	46	—	—	46
Interest expense	(48,602)	—	—	(48,602)

Net Income (Loss)	$(1,523,375)	$153,132	$(69,580)	$(1,439,823)

Net (Loss) per Common Share
Basic and Diluted	$(0.09)			$(0.08)

Weighted average number of common shares outstanding
Basic and Diluted	17,738,035			17,738,035

The accompanying notes are an integral part of these pro forma financial statements.

PetroShare Corp.
Notes to the Unaudited Pro Forma
Condensed Combined Financial Statements

NOTE 1—BASIS OF PRESENTATION

        See "Introduction" above for more information regarding the basis of presentation for the unaudited pro forma condensed combined financial statements.

NOTE 2—PRO FORMA ADJUSTMENTS

        The following adjustments were made in the preparation of the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations:

  (a)
  Adjustments to reflect the acquisition of the PDC assets, the consideration paid by the Company and to adjust to fair value where required for the assets acquired and liabilities assumed as of June 30, 2016, in accordance with FASB Topic 805, Business Combinations.

        The following table reflects the fair value of the consideration transferred in exchange for the assets acquired and the liabilities assumed based on a preliminary purchase priced allocation. The purchase price is subject to certain post-closing adjustments based on a final proration of costs and revenues from operation of the assets following the effective date. The post-closing adjustment is scheduled 90 days after the acquisition date, or September 28, 2016.

Consideration:
Cash	$2,305,917

Total consideration	$2,305,917

Fair Value of Liabilities Assumed:
Current liabilities	$93,226

Asset retirement obligations	542,611

Total consideration plus liabilities assumed	$2,941,754

Fair Value of Assets Acquired:
Proved crude oil and gas properties	$2,513,748
Unproved crude oil and gas properties	428,006

Amount attributable to assets acquired	$2,941,754

  (b)
  Adjustments to reflect the depreciation, depletion and amortization under the successful efforts method of accounting that would have been recorded with respect to the acquired asset retirement obligations (accretion) and proved leasehold interests (depletion) had the PDC assets been acquired on January 1, 2015.

  (c)
  Unless otherwise noted, adjustments reflect the historical statements of revenues and direct operating expenses relating to the PDC assets for the year ended December 31, 2015 and the six months ended June 30, 2016, as included in the PDC Assets Statements of Revenues and Direct Operating Expenses for the years ended December 31, 2015 and 2014 and for the six months ended June 30, 2016 and 2015, included in the financial statements in this prospectus.

NOTE 3—UNAUDITED PRO FORMA SUPPLEMENTAL DISCLOSURE OF OIL AND NATURAL GAS OPERATIONS

        The following pro forma standardized measure of the estimated discounted net future cash flows and changes applicable to the combined proved reserves reflect the effect of income taxes. The future cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

        The pro forma standardized measure of estimated discounted future net cash flows, in management's opinion, should be examined with caution. The basis for this table is the reserve studies prepared by independent petroleum engineering consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the pro forma standardized measure of estimated discounted future net cash flow is not necessarily indicative of the fair value of the combined proved oil and natural gas properties.

        The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on estimates and assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

        The following table provides a pro forma roll-forward of the total proved reserves for the year ended December 31, 2015, as well as pro forma proved developed and proved undeveloped reserves at the beginning and at the end of the year, as if acquisition of the PDC assets had occurred January 1, 2015 (in barrel of oil equivalent or BOE):

	PetroShare Corp. Historical				PDC Assets				Pro Forma Combined
	Oil (Bbl)	Natural Gas (Mcf)	NGL (Gallons)(1)	Total (BOE)(2)	Oil (Bbl)	Natural Gas (Mcf)	NGL (Gallons)(1)	Total (BOE)(2)	Oil (Bbl)	Natural Gas (Mcf)	NGL (Gallons)(1)	Total (BOE)(2)
Balance at January 1, 2015	159	—	—	159	378,000	2,092,300	14,588,868	1,074,071	378,159	2,092,300	14,588,868	1,074,230
Extension and Discoveries	—	—	—	—	383,500	1,574,800	24,258,024	1,223,538	383,500	1,574,800	24,258,024	1,223,538
Production	(37)	—	—	(37)	(2,201)	(62,666)	(247,671)	(18,542)	(2,238)	(62,666)	(247,671)	(18,579)
Revisions to Estimates	(122)	—	—	(122)	(20,325)	(140,628)	(11,925,777)	(327,710)	(20,447)	(140,628)	(11,925,777)	(327,832)

Balance at December 31, 2015	—	—	—	—	738,974	3,463,806	26,673,444	1,951,357	738,974	3,463,806	26,673,444	1,951,357
Proved developed reserves
January 1, 2015	159	—	—	159	26,300	627,100	2,523,780	190,907	26,459	627,100	2,523,780	191,066
December 31, 2015	—	—	—	—	18,500	517,800	2,415,420	162,310	18,500	517,800	2,415,420	162,310
Proved undeveloped reserves
January 1, 2015	—	—	—	—	351,700	1,465,200	12,065,088	883,164	351,700	1,465,200	12,065,088	883,164
December 31, 2015	—	—	—	—	720,474	2,946,006	24,258,024	1,789,047	720,474	2,946,006	24,258,024	1,789,047

(1)
Natural gas liquids ("NGL") assumes a ratio of 42 gallons per barrel of oil ("Bbl").

(2)
Barrel of oil equivalent ("BOE") assumes a ratio of 6 thousand cubic feet ("MCF") of natural gas per Bbl.

Standardized Measure of Estimated Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

        The following table sets forth the computation of the standardized measure of estimated discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of estimated discounted future net cash flows of the PDC assets in accordance with ASC Topic 932, Extractive Activities—Oil and Gas ("ASC 932"), and based on estimated oil and natural gas reserve and production volumes. Future cash inflows as of December 31, 2015 were computed by applying average fiscal-year prices (calculated as the unweighted arithmetic average of the first-day-of-the-month oil and gas prices for each month within the year ended December 31, 2015) to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at year-end, based on year-end costs and assuming the continuation of existing economic conditions. Price changes based on inflation, federal regulatory changes and supply and demand are not considered. Estimated future production costs related to period-end reserves are based on period-end costs. Such costs include, but are not limited to, production taxes and direct operating costs. Inflation and other anticipatory costs are not considered until the actual cost change takes effect. In accordance with the ASC 932, a discount rate of 10% is applied to the annual future net cash flows.

        The prices, calculated as described above, were $50.28 per barrel of oil and $2.59 per MMBtu of natural gas at December 31, 2015. The prices were based on index prices, which have been adjusted for historical average location and quality differentials. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs resulting in net cash flow before tax. Future income tax expense was estimated based on an estimated effective tax rate of 37.5%.

        The standardized measure is not intended to be representative of the fair market value of the proved reserves. The calculations of revenues and costs do not necessarily represent the amounts to be received or expended. Accordingly, the estimates of future net cash flows from proved reserves and the present value thereof may not be materially correct when judged against actual subsequent results. Further, since prices and costs do not remain static, and no price or cost changes have been considered, and future production and development costs are estimates to be incurred in developing and producing the estimated proved oil and gas reserves, the results are not necessarily indicative of the fair market value of estimated proved reserves, and the results may not be comparable to estimates disclosed by other oil and gas producers.

	PetroShare Corp. Historical	PDC Assets	Pro Forma Combined
Future Cash Inflows	$4,701	$48,130,473	$48,135,174
Future Production Costs	(2,633)	(12,404,692)	(12,407,325)
Future Development Costs	—	(15,831,775)	(15,831,775)
Future Income Taxes	—	(2,462,005)	(2,462,005)

Estimated future net cash flows	2,068	17,432,001	17,434,069
10% annual discount for estimated timing of cash flows	(2,068)	(8,591,436)	(8,593,504)

Standardized measure of estimated discounted future cash flows	$—	$8,840,565	$8,840,565

        The changes in the pro forma standardized measure of estimated discounted future net cash flows for the year ended December 31, 2015 were as follows:

	PetroShare Corp. Historical	PDC Assets	Pro Forma Adjusted
Beginning of the year	$4,701	$15,025,527	$15,030,228
Sales of oil and gas produced net of production cost	(2,633)	(422,325)	(424,958)
Net change in sales prices, net of production costs	—	(1,349,758)	(1,349,758)
Extensions, discoveries and improved recoveries	—	3,915,143	3,915,143
Previously estimated development costs incurred during the period	—	—	—
Net changes in future development costs	—	(8,087,301)	(8,087,301)
Revision of previous quantity estimates	(2,068)	(847,287)	(849,355)
Accretion of discount	—	(993,735)	(993,735)
Net change in income taxes	—	1,541,966	1,541,966
Changes in timing if estimated cash flows and others	—	58,335	58,335

Standardized measure, end of year	$—	$8,840,565	$8,840,565

GLOSSARY OF TERMS

        Unless otherwise indicated in this prospectus, natural gas volumes are stated at the legal pressure base of the state or geographic area in which the reserves are located at 60 degrees Fahrenheit. Crude oil and natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids.

        The following are abbreviations and definitions of terms commonly used in the oil and natural gas industry and within this prospectus:

        "Bbl"—Barrel or 42 US gallons liquid volume.

        "BOE"—One barrel of crude oil equivalent, which combines Bbls of oil, Bbls of natural gas liquids, and Mcf of natural gas by converting each six Mcf of natural gas to one Bbl of oil.

        "BOE/D"—Barrels of oil equivalent per day.

        "Condensate"—A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

        "Developed acreage"—The number of acres that are allocated or assignable to producing wells or wells capable of production.

        "Development well"—A well drilled within the proved area of a crude oil or natural gas reservoir to the depth of stratigraphic horizon (rock layer or formation) noted to be productive for the purpose of extracting proved crude oil or natural gas reserves.

        "Exploratory well"—A well drilled to find and produce crude oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be producing crude oil or natural gas in another reservoir, or to extend a known reservoir.

        "Field"—An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

        "Gross acres"—The number of acres in which the Company owns a gross working interest.

        "Gross well"—A well in which the Company owns a working interest.

        "Leases"—Full or partial rights in mineral interests authorizing the leaseholder to drill for, produce and sell oil and natural gas in exchange for any or all of rental, bonus and royalty payments. Leases are generally acquired from private landowners (fee leases) and from federal and state governments on acreage held by them.

        "Mcf"—One thousand cubic feet of natural gas.

        "MMBtu"—One million British thermal units—a measure of the amount of energy required to raise the temperature of a one-pound mass of water one degree Fahrenheit at sea level.

        "Net acres" or "Net wells"—The sum of the fractional working interests owned in gross acres or wells, as the case may be, expressed as whole numbers and fractions thereof.

        "Operator"—The individual or company responsible to the working interest owners for the exploration, development and production of an oil or natural gas well or lease.

        "Producing well"—A well that is currently producing crude oil, natural gas, or liquids.

        "Productive well"—A producing well or a well mechanically capable of production.

        "Prospect"—A location where hydrocarbons such as crude oil and natural gas are believed to be present in quantities which are economically feasible to produce.

        "Proved developed reserves"—Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional crude oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included in "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

        "Proved reserves"—Proved crude oil and natural gas reserves are those quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

        "Proved undeveloped reserves"—Proved crude oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for development. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proven effective by actual tests in the area and in the same reservoir.

        "Reservoir"—A porous and permeable underground formation containing a natural accumulation of producible crude oil and/or natural gas that is confined by impermeable rock or water barriers and is separate from other reservoirs.

        "Resources"—Quantities of crude oil and natural gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

        "Revenue interest"—The amount or percentage of revenue/proceeds derived from a producing well that the owner is entitled to receive.

        "Section"—640 acres.

        "Shut-in"—A well which is capable of producing but is not presently producing.

        "Spacing" or "Spacing Unit"—The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

        "Standardized measure"—The present value of estimated future cash inflows from proved natural gas and crude oil reserves, less future development and production costs and future income tax expenses, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization and discounted using an annual discount rate of 10% to reflect timing of future cash flows.

        "Undeveloped acreage"—Leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of crude oil and natural gas, regardless of whether or not such acreage contains proved reserves. Undeveloped acreage includes net acres under the bit until a productive well is established in the spacing unit.

        "Unproved property"—A property or part of a property with no proved reserves.

        "Working interest"—The amount or percentage of costs that an owner is required to pay of drilling and production expenses. It also gives the owners, in the aggregate, the right to drill, produce and conduct operating activities on the property and to share in any revenue from the production.

        "Workover"—Operations on a producing well to restore or increase production.

 BUSINESS AND PROPERTIES

Our History and Organization

        We are an independent oil and natural gas company, focused on the acquisition and development of crude oil and natural gas properties with a focus on the Denver—Julesburg Basin, or the DJ Basin, in northeast Colorado. We have narrowed our current operating and leasing activities to those areas we consider as geo-mechanical sweet spots, including but not limited to the southern-Wattenberg area of the DJ Basin, which we refer to as the Southern Core area. This area was selected due to the quality of hydrocarbon bearing rock and the production from other, nearby wells. The Southern Core area contains the Niobrara and Codell geologic formations, which tend to yield oil-weighted production that remains economic in the prevailing commodity price environment.

        The Southern Core area is close to the northern metropolitan Denver area and as a result, generally has more surface development than other areas of the DJ Basin. As a result, we believe it is much more important for us to take a collaborative approach with surface owners, municipalities and real estate developers to develop oil and gas properties in this area. We have assembled a management team that brings a unique skill-set to help acquire acreage and oil and natural gas reserves, leveraging the prior experiences of our senior management team, including:

  •
  Real Estate Development;

  •
  Land Planning;

  •
  Infrastructure Development; and

  •
  Midstream Oil and Gas Operations.

        In our opinion, these skills allow us to bring a unique approach to the leasing, development and drilling of oil and gas assets in the Southern Core area and address critical stakeholder matters in our areas of development.

        By way of example of this collaboration, we work with real estate developers in creating long-term development plans that will attempt to maximize revenues from oil and gas mineral interests, while reducing the surface footprint of our oil and gas operations thereby providing minimal interference with housing or commercial surface developments in the future. Another example of this cooperation would be how we plan our oil and gas gathering and storage systems to mirror where future water and sewage lines could be installed for surface development. As a result, we believe our skillsets, experience and collaborative approach provide us with unique competitive advantages in securing oil and gas leases in this area.

        Since inception, we have concentrated on identifying properties that have the potential to deliver compelling economics in the prevailing price environment. We plan to initiate operations on our own property base, participate with other operators active in the area, attempt to acquire additional oil and gas assets, and enter into farm-in and acreage swap arrangements with other oil and gas companies with established leasehold and operating capabilities. Our goal is to diversify risk and minimize capital exposure to development, drilling and completion costs. In any drilling, we expect that our retained working interest will be determined based upon factors such as well costs and geologic and engineering risk.

Initial Leasing Activities

        Our recent leasing activities have been focused on the Southern Core area, where we are developing our Todd Creek Farms prospect, and where we made our first significant lease acquisition in May 2015. As of October 20, 2016, we had an interest in 35 gross (15.6 net) producing wells and approximately 5,570 gross (2,006 net) acres of oil and gas properties in Adams County, Colorado, the majority of which lies in our Todd Creek Farms prospect and is held by production. We have generated only nominal revenue related to the sale of oil to date.

        Our Todd Creek Farms prospect is located in northwest Adams County, Colorado, and is located within the southern portion of the Wattenberg Field, which we refer to as the Southern Core area. As of October 20, 2016, we are in the final stages of permitting (i) 14 wells for our Shook pad, on which we are planning to drill and complete up to 7 wells during late 2016 or early 2017, and (ii) 8 wells for our Corcilius pad, on which we are planning to drill and complete up to 7 wells during 2018. Among other things, we also are participating as a non-operator in a 14-well drilling program operated by PDC Energy, Inc., or PDC. On June 30, 2016, we closed on a significant acquisition of oil and gas assets from PDC, or the PDC assets. As discussed in further detail in Todd Creek Farms prospect, below, a significant portion of our Todd Creek Farms prospect consists of the PDC assets. The PDC acquisition included oil and gas leases covering a total of 3,652 gross (1,410 net) acres and 34 currently producing wells. Pursuant to a participation agreement, Providence exercised its option and acquired 50% of our interest in the PDC assets at closing. Accordingly, we own a 50% working interest in the PDC assets. The PDC asset acquisition added significantly to our Todd Creek Farms prospect and provides us a strong base for future development.

        Our Buck Peak prospect is located in Moffat County, Colorado and consists of approximately 5,276 gross (267 net) leased acres, not including leases that are due to expire during 2016 and which we do not intend to renew. We are the operator of 2 marginal oil and gas wells at Buck Peak. As discussed below, our primary focus going forward is on developing our Todd Creek Farms drilling program, participating as a non-operator in other drilling programs in the Southern Core area, identifying potential working interest partners for our proposed operated wells if warranted, and pursuing additional oil and gas asset acquisitions, including acreage and productive wells.

        We completed our initial public offering in November 2015 at $1.00 per share and received net proceeds of $4,174,000 after selling expenses. We used the proceeds from the public offering to acquire additional acreage at our Todd Creek Farms prospect, pay our general and administrative costs, and increase our working capital.

        We were incorporated under the laws of the State of Colorado on September 4, 2012. We maintain a website at www.petrosharecorp.com. We became a reporting company under the Securities and Exchange Act of 1934, or the Exchange Act, in February 2015, when a registration statement for our common stock was declared effective. You may access and read our public filings through the U.S. Securities and Exchange Commission's, or the SEC's, website at www.sec.gov.

        Our executive and administrative offices are currently located at 7200 South Alton Way, Suite B-220, Centennial, Colorado 80112.

DJ Basin and Wattenberg (Southern Core Area)

        Our area of focus, the Southern Core area, is located within the Wattenberg Field, which is a part of the DJ Basin. Discovered in 1970, and historically a gas field, the Wattenberg Field, which covers more than 2,000 square miles, now produces both crude oil and natural gas primarily from the Niobrara and Codell formations. The DJ Basin generally extends from the Denver metropolitan area throughout northeast Colorado into parts of Wyoming, Nebraska, and Kansas. The DJ Basin covers more than 100 square miles in Colorado between the cities of Denver and Greeley. The majority of the DJ Basin lies in Weld County, but reaches into Adams, Arapahoe, Boulder, Broomfield, Denver, and Larimer Counties.

        The Niobrara formation is a calcareous chalk, shale, and limestone rock formation varying from approximately 200 to 1,500 feet in thickness and extending from Canada to New Mexico, but the vast majority of the oil and natural gas concentration is in Colorado and Wyoming. The formation generally slopes downward from east to west, from Kansas to western Colorado, from hydro-carbon producing depths of approximately 1,000 feet to 12,000 feet below the surface. The Codell formation is an oil and natural gas producing tight sandstone formation generally found at depths of approximately 7,000 to 8,000 feet below the surface and located at the base of the Niobrara—Fort Hays limestone member. Our primary target in both the Todd Creek Farms and Buck Peak prospects is the multiple benches in the Niobrara formation. We also intend to target the Codell formation in our Todd Creek Farms prospect, which has demonstrated superior economic results for other producers.

        Oil and natural gas companies have been producing resources from the Niobrara and Codell formations for over 40 years, but horizontal drilling techniques and hydraulic fracturing have only recently opened up increased production opportunities within the Wattenberg Field's unconventional oil and gas formations. According to the Colorado Oil and Gas Conservation Commission's, or the COGCC's, records, the Wattenberg Field contained in excess of 28,000 producing wells operating in 2015, producing over 90 million barrels of oil and 525 million Mcf of gas for the year. According to the most recent statistics available from the U.S. Energy Information Administration, the Wattenberg Field ranked fourth in the top U.S. oil fields and ninth in the top U.S. gas fields as of December 31, 2013.

        Our Todd Creek Farms prospect is located in what we refer to as the Southern Core area. The Southern Core area contains approximately 400 square miles and covers areas in northwest Adams County and southwest Weld County. The Southern Core area saw significant development through vertical drilling in the preceding decades, but modern horizontal drilling is relatively new for the area. The "northern core Wattenberg," located south of Greeley in west-central Weld County, has been the primary focus of oil and gas producers for the past seven years. We believe the Southern Core area provides us the opportunity to realize similar economic and production levels as compared to those obtained by others in the northern core Wattenberg.

Current and Proposed Operations

        Our plan of operation for the next 12 months includes: (i) continuing permitting and development of our Shook and Corcilius pad drilling programs on the Todd Creek Farms prospect, and subject to receipt of required permits, commence drilling on the Shook pad, (ii) operating and increasing production from the wells we purchased from PDC, (iii) identifying other lease and asset acquisitions on or near our Todd Creek Farms prospect, (iv) participating as a non-operator in drilling projects operated by third-parties, and (v) maintaining our operated wells on our Buck Peak prospect. Our goal is to become a leading independent producer of crude oil and natural gas and liquids in the Wattenberg Field.

        As we develop our acreage, we intend to construct unique surface facilities with a reduced footprint, provide a more compelling aesthetic, eliminate redundant production facilities, and allow us to deliver our oil and gas directly into the pipelines. Unlike a conventional well pad, where pipeline access is economically unavailable, we plan to construct only one tank battery, consisting of a recycled oil battery and a produced water tank, on each of our operated pads and/or pooled drilling units. In addition to operating efficiencies, we believe our design is more environmentally sensitive and will result in reduced construction traffic and minimal reclamation upon retirement of the facility.

Services Agreement with Kingdom

        In November 2014, we entered into a services agreement with Kingdom Resources, LLC, a privately-held Colorado limited liability company, or Kingdom. Kingdom is a lease broker that is affiliated with a surface and mineral interest owner in the Southern Core area. Kingdom and its affiliates have assisted us in identifying promising acreage and may provide access to water necessary for our completion activities and access to midstream service providers so that we may sell our production. We believe our relationship with Kingdom and its services will be pivotal as we seek additional acreage and access to drill sites. Our services agreement with Kingdom led to our initial Todd Creek Farms acquisition in May 2015 and has led to several smaller subsequent acquisitions. We hope to continue to leverage our relationship with Kingdom to identify and acquire additional leases.

Providence Relationship

        In May 2015, we entered into a Participation Agreement, or the participation agreement, with Providence Energy Operators, LLC, a privately-held Delaware limited liability company, or Providence, based in Texas. Providence is an affiliate of Providence Energy Corp., a privately-held multi-million dollar acquirer of oil and gas properties throughout the United States, and which currently owns and/or manages over two million net acres in 37 states with royalty or working interests in over 10,000 wells. As discussed elsewhere in this prospectus, Providence is also our primary lender through which we currently maintain a $5.0 million line of credit and beneficial owner of 13.7% of our common stock. The participation agreement gives Providence the option to acquire up to a 50% interest and participate in any oil and gas development on acreage we obtain through our Kingdom services agreement and any other leases we acquire within an area of mutual interest, or AMI. The AMI covers an area in Adams County, Colorado containing all of Township 1 South, Range 67 West, consisting of approximately 23,100 gross acres, with an additional one-mile border around the defined AMI area, plus any other mutually agreeable areas.

        Upon Providence's election to participate in a lease acquisition, it is obligated to pay its pro rata share of any acquisition costs and any expenses necessary to maintain the lease. The participation agreement also contemplates that we would enter into a joint operating agreement with Providence and any proposed operator to develop any acreage we acquire in the AMI. The participation agreement grants to Providence the option to participate in any well drilled on the AMI on a pro rata basis. To date, Providence has exercised its option to participate in all of our acreage acquisitions in the Todd Creek Farms prospect, including the acquisition of the PDC assets.

        On October 13, 2016, we entered into a Revolving Line of Credit Facility Agreement, or the supplemental line of credit, with Providence Energy Partners III, LP, or PEP III, which is an affiliate of Providence by virtue of having some common management personnel. The supplemental line of credit permits us to borrow up to $10.0 million to pay costs associated with our acquisition and development of oil and gas properties in the Wattenberg Field. Interest accrues at the rate of 8% per year and monthly interest-only payments are due beginning upon the advancement of funds under the supplemental line of credit and monthly thereafter. All principal and accrued interest under the supplemental line of credit is due and payable on April 13, 2017. As of October 20, 2016, we have $1.55 million plus accrued interest outstanding against our supplemental line of credit.

        We believe our relationship with Providence is instrumental to our success. In addition to funding our acquisition and development strategy, the relationship provides us access to Providence's expertise. We believe our relationship with Providence is strong, as evidenced by its participation in our Todd Creek Farms prospect, our borrowing arrangement, and Providence's holdings in our common stock.

Competitive Advantages

        We believe we have certain competitive advantages that set us apart from our competitors in the oil and gas industry, including:

        Experienced management and technical team.    Our management team has significant experience in finding and developing oil and natural gas. Our President, Frederick Witsell, and Chief Operating Officer, William Lloyd, bring a long history in Colorado and depth of experience in the industry to our company. Mr. Witsell has over 35 years of experience in several facets of the oil and gas industry, including prospect development, geoscience, conventional and horizontal drilling and completion operations, project management, gathering and compression systems and marketing and risk management. Mr. Lloyd also has over 35 years of experience in the industry, serving in engineering, operations, management and senior leadership capacities. In addition to their experience, these individuals bring valuable relationships with other industry participants which have, and we believe will continue to, provide opportunities to our company. We believe that the strength of our team is, among other things, its unique relationships with real estate land developers in our areas of focus and our singular geographic focus.

        Our strategic partnerships.    Through relationships cultivated by our executive officers, we have formalized agreements with business partners Kingdom and Providence, discussed immediately above. We believe that these relationships have, and will continue to, contribute significantly to our growth

        The location of our properties.    Our primary property interests are located in what we refer to as the Southern Core area of the Wattenberg Field. The Southern Core area is characterized by attractive reserve recoveries at affordable drilling and completion costs. We believe the Southern Core area is capable of delivering compelling economics equal or superior to the northern core Wattenberg originally targeted by industry participants.

Key Properties

Todd Creek Farms Prospect

        Our Todd Creek Farms prospect is located in northwest Adams County, Colorado in Township 1 South, Range 67 West. As of October 20, 2016, we have acquired oil and gas leases covering a total of 5,570 gross acres on our Todd Creek Farms prospect. Our net interest is 2,006 acres after assignment to our working interest partner.

        We currently possess an inventory of 84 potential horizontal drilling locations at Todd Creek Farms, including 68 that are either permitted or in the process of being permitted. The remaining locations would result from drill spacing units expected to be established under applicable industry rules. We have not included certain of these potential horizontal drilling locations in our proved undeveloped reserves because we have not yet established a development plan for those locations in accordance with SEC rules.

PDC Asset Acquisition

        On June 30, 2016, we completed the acquisition of certain oil and gas assets from PDC. The PDC assets include leases covering approximately 3,652 gross (1,410 net) acres of lands located in Adams County, Colorado. All of the acreage is currently held by production. We acquired PDC's interest in 43 productive wells, 34 of which are currently producing and 9 of which are shut-in. There are an additional 27 wells that are either permitted or in the process of being permitted. We also acquired PDC's interest in 11 producing wells to which PDC non-consented and to which we are ascribing no economic value. Simultaneous with the closing, Providence exercised its option under the participation agreement and acquired 50% of the interest we acquired in the assets. Much of the acreage we acquired from PDC is within our Todd Creek Farms prospect; the remainder of the acreage is located throughout Adams County and is prospective for formations other than the Niobrara and Codell. The PDC asset acquisition was effective April 1, 2016.

        The gross purchase price for the PDC assets was $4,611,833 after a holdback allowance of $542,797 associated with certain title defects. Following Providence's exercise of its option under the participation agreement, the net purchase price to us was $2,306,916.50, which we paid using a draw on our initial line of credit. We previously paid $515,463 as earnest money and we paid the remainder of the purchase price at closing. The gross purchase price is subject to certain post-closing adjustments based on a final proration of costs and revenues from operation of the assets at the effective date.

Pursuant to the purchase agreement, the parties indemnified each other against certain liabilities, including liabilities related to ownership and operation of the assets.

        The PDC assets provide us with immediate revenue and cash flow from the estimated 62.5 BOE/D, net to our interest, from the 34 currently producing wells. We expect to become the substituted operator for all of the wells we acquired from PDC. The acquisition also will allow us to drill up to 30 additional horizontal wells, including 8 currently-approved horizontal well permits on the Corcilius pad. Whether we ultimately drill any wells on the acreage is dependent on many of the factors discussed in this prospectus, including receipt of adequate working capital, current and projected prices of oil and gas, identification of compelling drill locations, and obtaining all required permits. However, we do not expect to drill any wells on the acreage we acquired from PDC until at least 2018.

        For more information about the financial performance of the assets that we acquired from PDC, see "Unaudited Pro-Forma Financial Information," beginning on page 33 of this prospectus, and the Statements of Revenues and Direct Operating Expenses of the PDC assets for the years ended December 31, 2015 and 2014 and the six month periods ended June 30, 2016 and 2015, beginning on page F-39 of this prospectus.

Shook Pad and Corcilius Pad Drilling Programs

        Our first operated drilling program at Todd Creek Farms is expected to be the Shook pad on which we are currently in the final stages of permitting 14 wells. Of these 14 wells, we intend to target the Codell formation with 6 wells, and we intend to target the Niobrara formation with 8 wells. Our working interest in the wells proposed on the Shook pad averages approximately 43%, and can reach up to 50% (approximately 40% net revenue interest). As part of the permitting process, in March 2016, we applied to the COGCC for approval of our Shook pad. We also submitted a Use by Special Review, or USR, application to Adams County, Colorado, which was approved in September 2016. We expect to receive approval from the COGCC for all 14 wells in the fourth quarter of 2016. Assuming we receive final approval from the COGCC, we plan to commence construction of the Shook pad location and the pipeline system during late 2016 and drilling of the first wells shortly after completion of the location. Pursuant to the services agreement with Kingdom, we also acquired surface rights and easements that will permit us to access our Shook well pad.

        We also expect to commence an 8-well operated drilling program on the Corcilius pad. Of these 8 wells, we intend to target the Codell formation with 3 wells, and we intend to target the Niobrara formation with 5 wells. Our working interest in the wells proposed on the Corcilius pad averages approximately 44% (approximately 34% net revenue interest). We acquired the rights to drill and operate the Corcilius pad as part of the PDC assets. All 8 wells have received preliminary approval from the COGCC and, as of October 20, 2016, we are determining the ideal location for the surface facilities. Our current plan is to commence construction of the Corcilius pad location and the pipeline system during early 2018 and drilling of the first wells shortly thereafter.

        Our current plan is to drill and complete up to 7 initial wells on our Shook pad and up to 7 initial wells on our Corcilius pad. Our intention is to bid-out the drilling and completion services to qualified contractors that already have equipment and crews active in the Wattenberg Field.

Jacobucci Pad Drilling Program

        In April 2016, we acquired oil and gas leases at Todd Creek Farms covering approximately 378 gross (170 net) acres. In connection with the acquisition, we also acquired the seller's right to participate in, and agreed to pay all of the seller's costs and expenses related to, the drilling, completion, equipping and producing of 14 mid-range lateral horizontal wells on the Jacobucci pad operated by PDC. We are participating in the Jacobucci pad drilling program as a non-operator working interest partner. Of these 14 wells, PDC intends to target the Codell formation with 6 wells and the Niobrara formation with 8 wells. Pursuant to the terms of our participation agreement with Providence, Providence exercised its option to acquire 50% of our interest in the Jacobucci pad drilling program. The Jacobucci pad is located in the southwest portion of Township 1 North Range 67 West in Weld County, Colorado.

        On October 13, 2016, we completed the acquisition of additional royalty interests covering 10 of the Jacobucci pad well sites. On the same day, Providence exercised its option under the terms of the participation agreement and acquired 50% of our interest in those royalty interests. Our net purchase price for the royalty interests was $950,000, which we paid using proceeds from the supplemental line of credit. Through this acquisition, our net revenue interest in each of the 10 Jacobucci wells increased by an average of approximately 1.15%. Our net revenue interest across all 14 Jacobucci wells averages approximately 13.1% per well.

        In connection with our supplemental line of credit, we assigned to PEP III 10% of our working interest in certain acreage in the Todd Creek Farms prospect, including acreage encompassing the Jacobucci pad wells. As a result of the assignment to PEP III, our working interest in the Jacobucci pad currently ranges from approximately 8.6% to 26.5% per well, with an average of 17.6%. PDC commenced drilling operations in April 2016 and we have been advised that PDC expects to drill and complete all 14 wells during 2016 and 2017. As of October 20, 2016, 10 wells had been drilled and/or cased.

Other Recent Activity

        In March 2016, we acquired leases and other oil and gas assets on land within our Shook pad spacing unit in our Todd Creek Farms prospect. Pursuant to the agreement, we acquired oil and gas leases covering approximately 320 gross acres and a 100% working interest in a producing well located on those leases. Providence exercised its option to acquire 50% of our interest in the foregoing assets. Effective January 1, 2016, we became the operator of record for the well.

        We are participating as a non-operator in the Riverdale pad, which is operated by Ward Petroleum Corporation, or Ward Petroleum. As of October 20, 2016, Ward Petroleum had drilled and cased 1 standard-range Codell horizontal well on the Riverdale pad, in which we have an approximate 11% interest. We have an approximate 11% interest in 10 additional well sites on the Riverdale pad, but as of October 20, 2016, Ward Petroleum had not drilled any of those wells. Subject to commodity prices and access to adequate gas gathering infrastructure, we anticipate the additional Riverdale pad wells will be drilled in 2017.

        We are also participating as a non-operator in the Marcus pad, which is operated by Great Western Oil & Gas Company, or GWOG. As of October 20, 2016, GWOG had drilled and cased 2 extended-range Niobrara horizontal wells on the Marcus pad, in which we have an approximate 15% interest. We have an approximate 11% interest in 13 additional well sites on the Marcus pad, but as of October 20, 2016, GWOG had not drilled any of those wells. Subject to commodity prices and access to adequate gas gathering infrastructure, we anticipate the additional Marcus pad wells will be drilled in 2017.

Buck Peak

        We acquired our Buck Peak prospect acreage during 2013, for which we paid $565,310 from our working capital and issued 67,000 shares of our common stock valued at $67,000. Our current interest at Buck Peak is 5,276 gross (267 net) acres and our largest working interest position is concentrated in one 671-acre section located at what we believe to be the crest of the Buck Peak Field structural feature. That is where the two drilled wells, described below, are located.

        In 2013 and 2014, we successfully drilled, cased, and completed two wells at Buck Peak. In an effort to diversify our risk and preserve working capital, we sold a majority of the working interest in those wells and currently own a 25% working interest. We are the operator of the wells pursuant to participation and operating agreements with our working interest partners. Three other companies, not affiliated with us, own the remaining working interests.

        As of June 30, 2016, we had generated only nominal revenue related to the sale of oil from Buck Peak. Management has determined that further exploration at Buck Peak is currently uneconomic due to the downturn in oil prices over the past year and the nominal production rate of the initial two wells. However, we will maintain the majority of our interests in the prospect area through the terms of the existing leases and will continue to monitor oil prices and the production rates of our wells, as well as other development in the area, to determine further activities in that area.

Oil and Gas Properties

Productive Wells

        The following table shows, as of October 20, 2016, our productive wells:

	Productive Wells(1)
	Crude Oil		Natural Gas(2)		Total(2)
Prospect	Gross	Net	Gross	Net	Gross	Net
Todd Creek Farms	3	1.5	41	18	44	19.5
Buck Peak	2	0.5	—	—	2	0.5

Total productive wells	5	2	41	18	46	20

(1)
Does not include 11 producing wells in which we now hold a working interest. PDC non-consented to the drilling and completion of the wells. We may receive revenue from the production of those wells after the consenting interest holders receive a return equal to a multiple of their costs and expenses.

(2)
Includes 9 gross wells that are currently shut-in.

Developed and Undeveloped Acreage

        The following table shows, as of October 20, 2016, our developed and undeveloped acreage:

	Developed		Acreage Undeveloped(1)		Total
Prospect	Gross	Net	Gross	Net	Gross	Net
Todd Creek Farms	4,370	1,723	1,200	283	5,570	2,006
Buck Peak	671	167	4,605	100	5,276	267

Total acreage	5,041	1,891	5,805	383	10,846	2,274

(1)
Undeveloped acreage includes leasehold interests on which wells have not been drilled or completed to the point that would permit the production of commercial quantities of oil and natural gas regardless of whether the leasehold interest is classified as containing proved reserves.

        Following industry standard, we generally acquire oil and gas leases without warranty of title, except as to claims made by, through, or under the transferor. Accordingly, we conduct due diligence as to title prior to acquiring properties, but we cannot guarantee that there will not be losses resulting from title defects. We believe the title to our properties is good and defensible in accordance with industry standards, subject to such exceptions that, in our opinion, are not so material as to detract from the use or value of our properties. Title to our properties generally carry encumbrances, such as royalties, overriding royalties, contractual obligations, liens, easements, and other matters that commonly affect real property, all of which are customary in the oil and gas industry. We intend to acquire additional leases by lease sale, farm-in, or purchase.

        A majority of our Buck Peak leaseholds are held under "paid-up" fee leases and a majority of our Todd Creek Farms leaseholds are held by production. Leases that are held by production generally remain in force so long as oil or gas is produced from the well on the particular lease. Leased acres that are not held by production may require annual rental payments to maintain the lease until the expiration of the lease or the time oil or gas is produced from one or more wells drilled on the leased acreage. At the time oil or gas is produced from wells drilled on the leased acreage, the lease is considered to be held by production. Unless production is established within the area covering our undeveloped acreage, the leases for such acreage eventually will expire. Our leases not held by production are scheduled to expire, including potential extensions, from 2017 until 2020. If our leases expire in an area we intend to explore, we or our working interest partners will have to negotiate the price and terms of lease renewals with the lessors. The cost to renew such leases may increase significantly and we may not be able to renew the lease on commercially reasonable terms, or at all.

        The following table shows the calendar years during which our leases not currently held by production will expire unless a productive oil or gas well is drilled:

Leased Acres
		Expiration of Lease
Gross	Net
3,840	50	2017
449	33	2018
1,355	217	2019
240	83	2020

Drilling Operations

        During 2013, we did not drill any wells. During 2014, we drilled and put into production 2 wells at Buck Peak. We did not drill any wells during 2015. As discussed above, we are currently in the process of permitting (i) a 14-well drilling program on our Shook pad, of which we intend to drill and complete up to 7 wells in late 2016 or early 2017, and (ii) an 8-well drilling program on our Corcilius pad, of which we intend to drill and complete up to 7 wells during 2018. As discussed above, we also are participating as a non-operator in the Jacobucci pad, Marcus pad, and Riverdale pad drilling programs.

Production Data

        The following table shows the net production of oil and gas, average sales prices, and average production costs for the periods presented:

	Years Ended December 31,
	2015	2014	2013
Production
Oil (Bbls)	36.6	91.5	—
Gas (Mcf)	—	—	—
BOE	36.6	91.5	—
Average sales price
Oil ($/Bbl)	36.29	80.81	—
Gas ($/Mcf)	—	—	—
BOE	36.29	80.81	—
Average production cost per BOE ($)	871.82	225.08	—

Oil and Gas Reserves

        As of December 31, 2015, we had no reserves. In connection with our recent acquisitions, including the PDC assets, we commissioned a reserve report, which has been independently prepared by Cawley, Gillespie & Associates, Inc., or Cawley Gillespie, as of and at July 1, 2016. The table below presents summary information with respect to the estimates of our net proved oil and gas reserves at July 1, 2016, all of which are located in Colorado.

	Crude Oil (Bbls)	Natural Gas (Mcf)	Natural Gas Liquids (Bbls)	BOE
Proved:
Developed	16,700	475,900	52,300	148,317
Undeveloped	1,228,300	4,904,000	860,600	2,906,233

Total Proved	1,245,000	5,379,900	912,900	3,054,550

        At July 1, 2016, we had estimated proved reserves of 1,245,000 Bbls of crude oil, 5,379,900 Mcf of natural gas, and 912,900 Bbls of natural gas liquids. Our proved reserves include only those amounts that we reasonably expect to recover in the future from known oil and gas reservoirs under existing economic and operating conditions, at current prices and costs, under existing regulatory practices, and with existing technology. Accordingly, any changes in prices, operating and development costs, regulations, technology, or other factors could significantly increase or decrease estimates of our proved reserves. Estimates of volumes of proved reserves are presented in Bbls for crude oil and Mcf for natural gas at the official temperature and pressure bases of the areas in which the gas reserves are located.

Proved Undeveloped Reserves

        At December 31, 2015, we had no proved undeveloped reserves. At July 1, 2016, we had 2,906,233 BOE of proved undeveloped reserves. We have included in our proved undeveloped reserves only those locations that we have established a development plan and believe we can drill and complete within five years of the date of the report considering our existing and anticipated capital resources. We also have included certain non-operated properties the operator of which has informed of us of planned development within the next five years and in which we have plans to participate. Our acquisition of the PDC assets on June 30, 2016, led to our establishment of our initial proved undeveloped reserves and, to date, no proved undeveloped reserves have been converted into proved developed reserves.

Independent Reserve Engineers

        Our proved reserves estimate as of July 1, 2016 shown herein has been independently prepared by Cawley Gillespie, which was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-693. Zane Meekins was the technical person within Cawley Gillespie primarily responsible for preparing the estimates shown herein. Mr. Meekins has been practicing consulting petroleum engineering at Cawley Gillespie since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas (License No. 71055) and has over 29 years of practical experience in petroleum engineering, with over 27 years in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a B.S. in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

        The report of Cawley Gillespie, dated August 8, 2016, which contains further discussions of the reserve estimates and evaluations prepared by Cawley Gillespie, as well as the qualifications of Cawley Gillespie's technical personnel responsible for overseeing such estimates and evaluations, is attached as Exhibit 99.1 to this Registration Statement, of which this prospectus forms a part.

Technology Used to Establish Proved Reserves

        As referred to in this prospectus, proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations. The term "reasonable certainty" implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

        In order to establish reasonable certainty with respect to our estimated proved reserves, Cawley Gillespie employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, 3-D seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history and for undeveloped locations were estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques.

Internal Controls Over Reserve Estimation Process

        Our President, Frederick J. Witsell, and our Chief Operating Officer, William B. Lloyd, work closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserve engineers in their reserves estimation process and are the technical persons within our company primarily responsible for overseeing the preparation of our reserves estimates. Each of Mr. Witsell and Mr. Lloyd has over 35 years of industry experience. Both have evaluated numerous properties throughout the United States with an emphasis on Colorado in oil and natural gas production, as well as conventional and unconventional reservoirs, operations, reservoir development and property evaluation. Mr. Witsell holds a B.S. in Geology, an M.B.A. in Energy Management, and is an active member in the Society of Petroleum Engineers, American Association of Petroleum Geologists, and the Rocky Mountain Association of Geologists. Mr. Lloyd holds a B.S. in Petroleum Engineering.

        During relevant time periods, Mr. Witsell and Mr. Lloyd meet with representatives of our independent reserve engineers to review properties and discuss methods and assumptions used in preparation of the proved reserves estimates. We do not have a formal committee specifically designated to review our reserves reporting and our reserves estimation process. A preliminary copy of the reserve report was reviewed by Mr. Witsell with representatives of our independent reserve engineers and internal technical staff.

Regulatory Environment

        The production and sale of oil and gas is subject to various federal, state, and local governmental regulations, which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, noise, unitization and pooling of properties, setbacks, taxation and environmental protection. Many laws and regulations govern the location of wells, the method of drilling and casing wells, the plugging and abandoning of wells, the restoration of properties upon which wells are drilled, temporary storage tank operations, air emissions from flaring, compression, the construction and use of access roads, and the disposal of fluids used in connection with operations. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Changes in these regulations could have a material adverse effect on our company.

        The failure to comply with any such laws and regulations can result in substantial penalties. In addition, the effect of all these laws and regulations may limit the amount of oil and gas we can produce from our wells and may limit the number of wells or the locations at which we can drill. Although we believe we are in substantial compliance with current applicable laws and regulations relating to our oil and natural gas operations, we are unable to predict the future cost or impact of complying with such laws and regulations because such laws and regulations are frequently amended or reinterpreted.

        As the operator of Buck Peak prospect and the proposed operator of the Todd Creek Farms prospect, we are responsible for obtaining all permits and government permission necessary to drill the wells and develop our interests. We must obtain permits for any new well sites and wells that are drilled.

        In February 2013, the COGCC passed extensive rule changes providing perhaps the most stringent oil and gas regulations in the country, including statewide requirements, commonly known as setbacks, from wells and production facilities, to various structures. In February 2014, the Colorado Department of Public Health and Environment's Air Quality Control Commission, or AQCC, finalized regulations imposing stringent new requirements relating to air emissions from oil and gas facilities in Colorado. The new rules impose significantly more stringent control, monitoring, recordkeeping, and reporting requirements than those required under comparable federal rules. In addition, as part of the rule, the AQCC approved the direct regulation of hydrocarbon (i.e., methane) emissions from the Colorado oil and gas sector.

        On January 25, 2016, the COGCC approved new rules enhancing local government participation in locating and planning for large scale oil and gas operations. The COGCC defined large scale facilities as (i) any location that proposes eight new horizontal, directional, or vertical wells, or (ii) cumulative hydrocarbon storage capacity of 4,000 Bbls or more, which are located within an urban mitigation area as defined by COGCC rules. The new COGCC rules also include additional notice and consultation requirements for operators when planning such large scale facilities. We do not believe that these new large scale facilities regulations will impact us during the year ended December 31, 2016 because our current well sites do not meet the definitions of large scale facilities and we do not anticipate having more than eight wells or storage capacity of greater than 4,000 Bbls prior to the end of the current fiscal year.

        On March 22, 2016, the Adams County Board of County Commissioners approved amendments to the county's oil and gas regulatory process, which ended a temporary drilling moratorium previously imposed. The new regulations include an enhanced administrative review process for operators that share a Memorandum of Understanding, or MOU, with Adams County, including a site-specific review of any oil and gas permit application. The regulations also require compliance with the USR approval process for oil and gas facilities governed by an MOU between the operator and Adams County. This approval process includes increased notice and submittal requirements. The USR process will consist of a six-week administrative review of the application by the county and appropriate agencies. The application can be approved, approved with conditions, denied or referred to the Board of County Commissioners for a public hearing. If denied, the applicant can appeal to the Board of County Commissioners. In September 2016, we received USR approval from Adams County for our Shook pad.

        The above newly-enacted regulations in Adams County and any additional regulations that may result in the future may delay or prevent our drilling activities and increase our costs of development and production and limit the quantity of oil and gas that we can economically produce.

Joint Operating Agreements

        We are registered with the COGCC as an operator of oil and natural gas wells and properties in the State of Colorado and have posted the appropriate bonds to support our activities. We have entered into operating agreements with our working interest partners that stipulate, among other things, that each partner is responsible for paying its proportionate share of costs and expenses in connection with the wells we operate. As operator, we are an independent contractor not subject to the control or direction of our other working interest partners except as to the type of operation to be undertaken as provided in the operating agreement. Further, we are responsible for hiring employees or contractors to conduct operations, taking custody of funds for the account of all working interest partners, keeping books and records relating to operations, and filing operational notices, reports or applications required to be filed with governmental bodies having jurisdiction over operations. Our liability to the other working interest partners for losses sustained or liabilities incurred are limited to losses incurred as a result of our gross negligence or willful misconduct.

Competition

        The oil and natural gas industry is highly competitive. Our competitors and potential competitors include major oil companies and independent producers of varying sizes which are engaged in the acquisition of producing properties and the exploration and development of prospects. Most of our competitors have greater financial, personnel and other resources than we do and therefore have greater leverage with respect to acquiring prospects and producing oil and natural gas. We believe a high degree of competition in this industry will continue for the foreseeable future.

        Intense competition in the industry is not limited to the acquisition of oil and natural gas properties but also extends to the technical expertise to find, advance, and operate such properties, the labor to operate the properties, and the capital for the purpose of funding such properties. Our inability to compete with other companies for these resources may have a material adverse effect on our results of operation and business.

Market for Our Products

        The availability of a ready market for our oil and gas depends upon numerous factors beyond our control, including the extent of domestic production and importation of oil and gas, the relative status of the domestic and international economies, the proximity of our properties to gas pipeline systems, the capacity of those systems, the marketing of other competitive fuels, fluctuations in seasonal demand, and governmental regulation of production, refining, transportation, and pricing of oil, gas, and other fuels.

Employees

        We currently have six employees, including our Chief Executive Officer, President, and Chief Operating Officer. Our Chief Financial Officer serves in his role as an independent contractor. We also engage a number of other independent contractors and consultants to supplement the services of our employees, including geologic, reservoir and facilities engineers, drilling contractors, attorneys, and accountants.

Company Facilities

        Our executive and administrative offices are currently located at 7200 South Alton Way, Suite B-220, Centennial, Colorado 80112, where we lease approximately 1,400 square feet. Effective August 1, 2016, we are in holdover on our office lease at a monthly rental rate of $3,200. We have entered into a four-year lease for new office space, located at 9635 Maroon Circle, Suite 400, Englewood, Colorado 80112, effective October 1, 2016. Our new office will be approximately 3,800 square feet and rent will be payable at the rate of $7,680 per month.

Legal Proceedings

        From time to time, we may become involved in litigation relating to claims arising out of our operations in the normal course of business. No legal proceedings, government actions, administrative actions, investigations, or claims are currently pending against us or our officers and directors in which we are adverse.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        The following discussion summarizes our plan of operation as of October 20, 2016 for the next 12 months and the related anticipated capital expenditures. It also analyzes (i) our financial condition at June 30, 2016 and December 31, 2015, and compares it to December 31, 2015 and December 31, 2014, respectively, and (ii) our results of operations for the three and six months ended June 30, 2016 and 2015 and the years ended December 31, 2015 and 2014. Finally, it analyzes the results of operations for the PDC assets for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015 and 2014. The following discussion and analysis should be read in conjunction with financial statements and related notes included in this prospectus and with the understanding that the actual future results may be materially different from what we currently expect.

        We were organized on September 4, 2012 under the laws of the State of Colorado to investigate, acquire and develop crude oil and natural gas properties in the Rocky Mountain and mid-continent region of the United States. Following the acquisition of certain oil and gas assets, or the PDC assets, from PDC Energy, Inc., or PDC, we are the operator of 35 currently producing oil and gas wells located in Adams County, Colorado on our Todd Creek Farms prospect. We are also the operator of 2 oil and gas wells on our Buck Peak prospect. As of October 20, 2016, we have a lease inventory covering a total of approximately 10,846 gross acres, the majority of which is in the Southern Core area of the Wattenberg Field. After assignment to our working interest partners, we have approximately 267 net acres in our Buck Peak prospect and 2,006 net acres in our Todd Creek Farms prospect, which we are in the process of developing.

        As an oil and natural gas producer, our revenue, results of operation, cash flow from operations, reserve values, access to capital and future rate of growth are influenced by the prevailing prices of oil and natural gas. Changes in prices can affect, both positively and negatively, our financial condition, liquidity, ability to obtain financing, operating results, and the amount of oil and natural gas that we choose to produce. Prevailing prices for such commodities fluctuate in response to changes in supply and demand and a variety of additional factors beyond our control, such as global, political and economic conditions. Inherently, the price received for oil and natural gas production is unpredictable, and such volatility is expected. All of our production is sold at market prices and, therefore, the amount of revenue that we realize, as well as our estimates of future revenues, is to a large extent determined by factors beyond our control.

        On June 30, 2016, we completed the acquisition of the PDC assets, pursuant to which we acquired oil and gas leases covering approximately 3,652 gross (1,410 net) acres on lands located in Adams County, Colorado, and PDC's interest in approximately 43 productive wells, 34 of which are currently producing and 9 of which are shut-in. There are an additional 27 wells that are either permitted or in the process of being permitted. The total purchase price for the PDC assets was $4,611,833. Following Providence Energy Operators, LLC's, or Providence's, exercise of its option under the participation agreement entered into with Providence on May 13, 2015, Providence acquired 50% of our interest in the PDC assets. Our net cost for the PDC assets was $2,305,917. The gross purchase price is subject to certain post-closing adjustments based on a final proration of costs and revenues from operation of the assets at the effective date. The acquisition was effective April 1, 2016.

        Under the terms of the participation agreements covering our Todd Creek Farms and Buck Peak prospects and operating agreements with other third party operators, we are required to pay our proportionate share of the costs of any wells in which we participate. In exchange, we are entitled to a proportionate share of the revenue, net of related expenses. Accordingly, the ultimate success of our business plan depends on our ability to generate sufficient cash flow from the sale of produced crude oil and natural gas from our interest in the leases to pay our overhead and costs of future acquisitions and development.

        We cannot fully determine what impact the volatility in crude oil and natural gas prices may have on our ongoing operations and future operations if such volatility continues into the future. Our decision on whether to drill and complete wells is based on both the prevailing commodity prices and the cost to drill such wells. Our ability to acquire financing and/or properties, drill wells, identify working interest and or industry partners may all be negatively impacted by downward fluctuations in the price of oil and gas.

Plan of Operation and Expected Capital Expenditures

        Our plan of operation for the next 12 months includes: (i) continuing permitting and development of our Shook and Corcilius pad drilling programs on the Todd Creek Farms prospect and, subject to receipt of required permits, commence drilling on the Shook pad, (ii) operating and increasing production from the wells we purchased from PDC, (iii) participating as a non-operator in drilling projects operated, or to be operated, by third-parties, (iv) identifying other lease and asset acquisitions on or near our Todd Creek Farms prospect, and (v) maintaining our operated wells on our Buck Peak prospect. Our goal is to become a leading independent producer of crude oil and natural gas and liquids in the Wattenberg Field.

Operated Properties

        We are in the process of permitting a 14-well drilling program consisting of standard-range lateral wells on our Shook pad, located in Section 3 of Township 1 South, Range 67 West, Adams County, and part of our Todd Creek Farms prospect. The Shook pad is our first anticipated operated program in the Wattenberg field. Subject to receipt of required permits and the availability of working capital, we expect to drill and complete up to 7 wells in late 2016 and early 2017. Based on current estimates, we have budgeted $9.0 million for our 50% share of those wells. We expect to receive revenue from these wells in the first or second quarter of 2017.

        We also are in the process of permitting an 8-well drilling program consisting of standard-range lateral wells on the Corcilius pad, located in Section 6 of Township 1 South, Range 67 West, Adams County, and part of our Todd Creek Farms prospect. We intend to be the operator of any wells drilled on the Corcilius pad. Subject to receipt of required permits and the availability of working capital, we expect to begin drilling our Corcilius wells in early 2018. Based on current estimates, we have budgeted $8.1 million in 2018 for our 50% share of up to 7 wells. The number and timing of our operated wells will depend in part on drilling proposals that we receive from other operators with properties pooled with ours.

        We intend to monitor the production from the 34 currently producing wells we acquired from PDC in order to determine whether the production could be improved through workovers or by other means. Regardless of the success of our workover efforts on the PDC assets, we do not expect any net cash flow to be significant to our future operations. We do not expect that we will incur any material capital expenditures relating to those wells. The perceived value of the PDC assets is that they hold by production certain of our leases on which we expect to drill a significant proportion of our planned horizontal wells.

Non-Operated Properties

        We are currently participating as a non-operator in a 14-well drilling program on the Jacobucci pad, which is operated by PDC and located in our Todd Creek Farm prospect. This program commenced in April 2016 and consists of 14 mid-range lateral wells, all of which are expected to be drilled and completed during 2016 and 2017. We expect to participate in all 14 wells, with working interests varying from 8.6 to 26.5% and an average over all the wells of approximately 17.6%. The anticipated cost to our interest to drill and complete all of the Jacobucci pad wells is approximately $8.5 million.

        We are also participating as a non-operator in a 15-well drilling program on the Marcus pad, which is operated by Great Western and located in our Todd Creek Farms prospect. This program commenced in September 2016 and consists of 15 proposed extended-range lateral wells. We expect to participate in all 15 wells, with working interests varying from 11 to 15% and an average over all of the wells of approximately 12%. The anticipated cost to our interest to drill and complete all of the Marcus pad wells is approximately $8.7 million.

        We also are currently participating as a non-operator in an 11-well drilling program on the Riverdale pad, which is operated by Ward Petroleum and located in our Todd Creek Farms prospect. This program commenced in August 2016 and consists of 11 proposed standard-range lateral wells. We expect to participate in all 11 wells, with our working interest in each well averaging approximately 11%. The anticipated cost to our interest to drill and complete all of the Riverdale pad wells is approximately $3.3 million.

        We expect to pay the costs associated with our non-operated properties through existing working capital, our supplemental line of credit, and the proceeds of this offering. We do not expect to receive revenue from any of our non-operated properties until the second quarter of 2017.

        Due to the inherent uncertainty with the permitting process and because we cannot control the drilling and completion schedules of our non-operated properties, we are unable to predict with any degree of confidence when we will receive revenue from our projected horizontal wells. However, we expect to begin receiving revenue from our recently acquired vertical wells immediately.

        As discussed in more detail under "Liquidity and Capital Resources" below, our initial line of credit provides us the ability to borrow up to $5.0 million and our supplemental line of credit provides us the ability to borrow up to $10.0 million. As of October 20, 2016, the initial line of credit was fully drawn and we have $8.45 million available under the supplemental line of credit.

Results of Operations

        Following is a discussion of (i) our operating results for the three and six months ended June 30, 2016; (ii) the operating results of the PDC assets for the six months ended June 30, 2016; (iii) our operating results for the year ended December 31, 2015 compared to the year ended December 31, 2014; and (iv) the operating results of the PDC assets for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Three Months Ended June 30, 2016 Compared to June 30, 2015

        Overview:    Our net loss for the three months ended June 30, 2016 was $918,201, or $0.04 per share, compared to net loss of $245,674 or $0.01 per share for the three months ended June 30, 2015. The increase in net loss of $672,527 in the 2016 period resulted primarily from an increase in general and administrative expenses of $639,067 and an increase in interest expense of $24,210.

        Revenues:    Crude Oil sales revenue was $nil for the three months ended June 30, 2016, which is unchanged for the three months ended June 30, 2015. Our Buck Peak prospect wells remained off-line during the second quarter of 2016. We have commenced recording revenue related to our recently acquired assets effective July 1, 2017.

        Volumes and Prices:    Crude oil sales volumes were unchanged at no quantities sold, for the three months ended June 30, 2016, compared to the three months ended June 30, 2015.

        Production Expense:    Production expense is comprised of the following items:

	Three months ended June 30,
	2016	2015
Lease operating costs	$1,382	$(2,741)
Production taxes	4,031	—
Transportation and other costs	—	—

Total	$5,413	$(2,741)

        Total production expense increased $8,154 or 297% for the three months ended June 30, 2016, as compared to the three months ended June 30, 2015. The increase in lease operating costs relates primarily to Ad Valorem taxes on our Buck Peak prospect wells.

        Routine lease operating expense, or LOE, consisting of field personnel, fuel/power, chemicals, disposal, transportation and other costs, per BOE was $nil and $nil for the three months ended June 30, 2016 and 2015, respectively.

        General and administrative expenses:    We incurred general and administrative expenses of $875,344 during the three months ended June 30, 2016 compared to $236,277 in the three months ended June 30, 2015, representing an increase of $639,067 or 270%. This increase in the current period is primarily attributable to an increase in share-based compensation expense of $370,519 (a non-cash expense), as compared to $nil in the prior period; an increase in salary and wage expense of $70,583, or 81%, primarily related to the hiring of new employees and directors; an increase in professional services fees of $95,042, or 188%, relating to our status as a public company, investor relations services, and services related to our recent acquisitions of oil and gas properties; and increases in insurance costs of $30,683, or 598%. Since the beginning of 2016, we have added to our personnel to assist in managing our recently-acquired properties and anticipated drilling programs.

        Depreciation, depletion, amortization, and accretion:    Depreciation, depletion, amortization, and accretion increased $913 or 65% for the three months ended June 30, 2016, compared to the three months ended June 30, 2015. The increase relates primarily to higher depreciation expense on office equipment and software for the second quarter of 2016.

        Loss on impairment of oil and gas properties:    Impairment expense increased to $318 or 100% for the three months ended June 30, 2016, compared to $nil for the three months ended June 30, 2015.

        Interest income (expense):    During the three months ended June 30, 2016, we recognized interest income of $138 compared to $3 in the three months ended June 30, 2015. During the three months ended June 30, 2016, we recognized interest expense of $34,950 compared to $10,740 in the three months ended June 30, 2015, an increase of 225%. The interest expense recognized in the current period relates to the higher outstanding balance on our initial line of credit with Providence, which totaled approximately $4.66 million as of June 30, 2016.

Six Months Ended June 30, 2016 Compared to June 30, 2015

        Overview:    Our net loss for the six months ended June 30, 2016 was $1,641,007, or $0.08 per share, compared to a net loss of $456,765 or $0.03 per share for the six months ended June 30, 2015. The increase in net loss of $1,184,242 in the 2016 period resulted primarily from an increase in general and administrative expenses of $1,126,408, and to a lesser extent, an increase in interest expense of $46,156.

        Revenues:    Crude Oil sales revenue was $nil for the six months ended June 30, 2016, compared to $1,328 for the six months ended June 30, 2015. Our Buck Peak prospect wells remained off-line during the first half of 2016.

        Volumes and Prices:    Crude oil sales volumes decreased 36.56 Bbls or 100% for the six months ended June 30, 2016, compared to the six months ended June 30, 2015.

        Production Expense:    Production expense is comprised of the following items:

	Six months ended June 30,
	2016	2015
Lease operating costs	$120	$6,891
Production taxes	5,473	(11)
Transportation and other costs	—	56

Total	$5,593	$6,936

        Total production expense decreased $1,343 or 19% for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. The decrease in lease operating costs relates primarily to keeping our Buck Peak wells offline during the first half of 2016, partially offset by Ad Valorem taxes on our Buck Peak wells.

        LOE per BOE was $nil and $189.72 for the six months ended June 30, 2016 and 2015, respectively.

        General and administrative expenses:    We incurred general and administrative expenses of $1,554,920 during the six months ended June 30, 2016 compared to $428,510 in the six months ended June 30, 2015, representing an increase of $1,126,410 or 263%. This increase is primarily attributable to an increase in total share based compensation expense of $714,984 in the current period as compared to $nil in the same 2015 period; an increase in salary and wage expense of $117,833, or 68%, primarily related to the hiring of new employees and directors; and an increase in professional services fees of $149,253, or 160%, related to our status as a public company, investor relations services, and services related to our recent acquisitions of oil and gas properties.

        Depreciation, depletion, amortization, and accretion:    Depreciation, depletion, amortization, and accretion decreased $7,550 or 63% for the six months ended June 30, 2016, compared to the six months ended June 30, 2015. The decrease resulted from no depletion expense recorded during the period, as our Buck Peak prospect wells remained offline during the second quarter of 2016.

        Loss on impairment of oil and gas properties:    Impairment expense increased $17,039 or 100% for the six months ended June 30, 2016, compared to $nil for the six months ended June 30, 2015. This increase is attributable to additional impairment on our Buck Peak prospect wells.

        Interest income (expense):    During the six months ended June 30, 2016, we recognized interest income of $501 compared to $3 in the six months ended June 30, 2015. During the six months ended June 30, 2016, we recognized interest expense of $56,896 compared to $10,740 in the six months ended June 30, 2015, an increase of 81%. The interest expense recognized in the current period relates to the accrued interest on the outstanding balance on our initial line of credit with Providence.

PDC Assets Six Months Ended June 30, 2016 Compared to June 30, 2015

        Overview:    For financial reporting purposes, the acquisition of the PDC assets was considered a business acquisition. Until August 1, 2016, the PDC assets were operated by PDC pursuant to a transition operations agreement. However, information with respect to the PDC assets for the six months ended June 30, 2016 and 2015 is provided below.

        The following information is derived from the Statements of Revenues and Direct Operating Expenses for the PDC assets, which are included with the financial statements in this prospectus. The Statements of Revenues and Direct Operating Expenses are presented because it is not practicable to obtain full historical audited financial statements with respect to the PDC assets. The Statements of

Revenues and Direct Operating Expenses are not indicative of the financial condition or results of operations of the PDC assets going forward due to the omission of various operating expenses. During the periods presented, the PDC assets were not accounted for as a separate business unit. As such, certain costs, such as depreciation, depletion and amortization of oil and gas properties, accretion of asset retirement obligations, general and administrative expenses, interest expense and income taxes were not allocated to the PDC assets.

        The preparation of the Statements of Revenues and Direct Operating Expenses in conformity with accounting principles generally accepted in the United States of America (US GAAP) required us to make certain estimates and assumptions that affect the reported amounts of revenues and operating expenses during the reporting periods. Although these estimates are based on our best available knowledge of current and future events, actual results could be different from those estimates.

        The revenues in excess of direct operating expenses for PDC assets for the six months ended June 30, 2016 was $26,798, compared to $122,239 for the six months ended June 30, 2015. The decrease in revenues in excess of direct operating expenses of $95,441 in the six months ended June 30, 2016 resulted primarily from a decrease of $120,488 in revenue from oil and natural gas production, partially offset by a decrease of $25,047 in direct operating expenses during the period.

        Revenues:    For the six months ended June 30, 2016, total oil and gas production revenue was $133,022, compared to $253,510 for the six months ended June 30, 2015, or a decrease of 48%. The decrease in revenue is primarily due to lower production volumes of oil and natural gas, as well as lower prices of oil and gas in the 2016 period.

        Volumes:    The PDC assets wells produce primarily natural gas and natural gas liquids. Crude oil sales volumes increased 772 Bbls, or 97.8%, for the six months ended June 30, 2016, compared to the six months ended June 30, 2015. Natural gas volumes decreased 6,719 Mcf, or 19.2%, for the six months ended June 30, 2016, compared to the six months ended June 30, 2015. Natural gas liquids decreased 30,142 gallons, or 22.6%, for the six months ended June 30, 2016, compared to the six months ended June 30, 2015.

        Production Expense:    Production expense is comprised of the following items:

	Six months ended June 30,
	2016	2015
Lease operating costs	$72,011	$95,117
Severance taxes	5,582	14,645
Re-engineering and workovers	28,631	21,509

Total	$106,224	$131,271

        Total production expense decreased $25,047, or 19%, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, primarily due to a reduction in lease operating costs related to decreased repair and maintenance expenses incurred on the underlying wells.

        LOE per BOE was $8.25 for the six months ended June 30, 2016, compared to $9.71 for the six months ended June 30, 2015. As a percent of crude oil and natural gas sales revenue, routine LOE was 54% for the six months ended June 30, 2016, compared to 38% for the six months ended June 30, 2015.

        Overall production costs (crude oil and natural gas production costs, including taxes) per BOE was $12.17 for the six months ended June 30, 2016, compared to $13.40 for the six months ended June 30, 2015.

Year Ended December 31, 2015 Compared to December 31, 2014

        The following provides selected financial information and averages for the years ended December 31, 2015 and 2014:

	For the year ended December 31,
	2015	2014
Revenue
Crude Oil	$1,328	$7,394
Natural Gas	—	—
Total revenue	1,328	7,394
Total production expense(1)	31,909	20,595
Gross profit (loss)	$(30,581)	$(13,201)
Depletion and depreciation expense	$10,860	$715,123
Sales volume(2)(4)
Oil (Bbls)	36.6	91.5
Gas (Mcfs)	—	—
BOE	36.6	91.5
Average sales price(3)
Oil (per Bbl)	$36.29	$80.81
Gas (per Mcf)	$—	$—
BOE	$36.29	$80.81
Average per BOE
Production expense	$871.82	$225.08
Gross profit (loss)	$(835.54)	$(144.27)
Depletion expense	$380.36	$7,824.69

(1)
Overall lifting cost (oil and gas production costs, including production taxes).

(2)
Estimates of volumes are inherent in reported volumes to coincide with revenue accruals as a result of the timing of sales information reporting by third party operators.

(3)
Averages calculated based upon non-rounded figures.

(4)
During 2015, we produced nominal volumes of oil and elected to cease the sale of oil after our fiscal quarter ended March 31, 2015. Nominal oil volumes produced have been stored in tank batteries.

        Overview:    Our net loss for the year ended December 31, 2015 was $1,523,375, or $0.09 per share, compared to a net loss of $2,642,662, or $0.17 per share, for the year ended December 31, 2014. The decrease in net loss of $1,119,287 for the year ended December 31, 2015resulted primarily from a decrease in our impairment loss and depreciation, depletion and amortization, partially offset by an increase in our general and administrative expenses.

        Revenues:    Crude Oil sales revenue decreased $6,066, or 82%, for the year ended December 31, 2015 to $1,328 from $7,394 for the year ended December 31, 2014, as described in "Volumes and Prices" below.

        Volumes and Prices:    Crude oil sales volumes decreased 54.9 Bbls, or 60%, for the year ended December 31, 2015, compared to the year ended December 31, 2014. The oil sales volumes for the year ended December 31, 2015 were the result of only producing nominal volumes of oil and our election not to sell any volumes produced in the last three quarters of the year ended December 31, 2015. In the 2014 period, we produced only nominal volumes as we had initially commenced production on our

2 wells in November 2014. For the year ended December 31, 2015, average sales price received decreased to $36.29 per Bbl from $80.81 per Bbl for the year ended December 31, 2014. The decrease of $44.52, or 55%, per Bbl results from price volatility experienced in the crude oil market during the year ended December 31, 2015.

        Production Expense:    Production expense is comprised of the following items:

	Year ended December 31,
	2015	2014
Lease operating costs	$31,864	$20,595
Production taxes	(11)	—
Transportation and other costs	56	—
Total	$31,909	$20,595

        Total production expense increased $11,314, or 55%, for the year ended December 31, 2015, as compared to the expense for the year ended December 31, 2014, primarily due to lease operating costs and transportation expense related to the wells placed into production during the fourth quarter of 2014, partially offset by decreased production volumes.

        LOE per BOE was $870.60 for the year ended December 31, 2015, compared to $225.08 for the year ended December 31, 2014. As a percent of crude oil and natural gas sales revenue, routine LOE was 23,994% for the year ended December 31, 2015, compared to 279% for the year ended December 31, 2014.

        Production taxes for the year ended December 31, 2015 amounted to $(11); there were no production taxes in the corresponding prior period. Negative production taxes for the year ended December 31, 2015 resulted from adjustments to a December 31, 2014 revenue accrual for the three months ended December 31, 2014.

        Overall production costs (crude oil and natural gas production costs, including production taxes) per BOE was $871.82 for the year ended December 31, 2015, compared to $225.08 for the year ended December 31, 2014.

        General and administrative expenses:    We incurred general and administrative expenses of $1,265,134 during the year ended December 31, 2015 compared to $676,698 in the year ended December 31, 2014, representing an increase of $588,436, or 87%. This increase is attributable to an increase in share-based compensation expense, to $191,205 from $nil in the prior period; increases in salary and wage expenses related to the payment of bonuses and the addition of new employees, to $498,000 from $306,000, and legal and accounting fees associated with becoming a public company required to file reports with the SEC, compared to limited activity in the prior period as we were commencing operations.

        Depreciation, depletion, amortization, and accretion expense:    Depletion, depreciation, amortization and accretion decreased $702,037, or 98%, to $13,921 for the year ended December 31, 2015, compared to $715,958 for the year ended December 31, 2014. The decrease in expense was a result of a lower depletion rate in 2015 related to lower production volumes coupled with the fact that our first production was recorded during the fourth quarter of 2014 simultaneous with the company receiving its first reserve report effective December 31, 2014 which resulted in a significant depletion rate for capitalized costs.

        Impairment losses:    During the year ended December 31, 2015, we recorded an impairment loss of $154,776 compared to a loss of $1,236,842 for the year ended December 31, 2014. The impairment loss recorded during the year ended December 31, 2014 resulted from the completion of our two wells in the fourth quarter of the fiscal year coupled with the nominal value ascribed to our proved reserves as of December 31, 2014. During the year ended December 31, 2015, we incurred additional costs related to a fracture stimulation performed on these two wells. As the fracture stimulation did not significantly improve the economics of the two wells and as we have ascribed no value to our proved reserves, the additional costs incurred resulted in additional impairment expense.

        Interest income (expense):    During the year ended December 31, 2015, we recognized interest income of $45 compared to $37 in the year ended December 31, 2014. During the year ended December 31, 2015, we recognized interest expense of $48,602 compared to $nil in the year ended December 31, 2014, an increase of 100%. The interest expense recognized in the current period relates to the initial line of credit advances recorded during the year.

PDC Assets Review of Operations for the Year Ended December 31, 2015 Compared to December 31, 2014

        Overview:    The revenues in excess of direct operating expenses for PDC assets for the year ended December 31, 2015 was $153,132, compared to revenues in excess of direct operating expenses of $784,266 for the year ended December 31, 2014. The decrease in revenues in excess of direct operating expenses of $631,134 in 2015 resulted primarily from a decrease of $574,274 in revenue from oil and natural gas production and an increase of $70,010 in re-engineering and workover expenses during the year ended December 31, 2015.

        Revenues:    For the year ended December 31, 2015, total oil and gas production revenue was $422,325, compared to $996,599 for the year ended December 31, 2014, or a decrease of 58%. The decrease in revenue is primarily due to the continued depressed price of oil and natural gas during the year ended December 31, 2015 and lower production of oil and natural gas.

        Volumes:    Crude oil sales volumes decreased 1,969 Bbls, or 47%, for the year ended December 31, 2015, compared to the year ended December 31, 2014. Natural gas volumes decreased 13,318 Mcf, or 18%, for the year ended December 31, 2015, compared to the year ended December 31, 2014. Natural gas liquids decreased 11,767 gallons, or 5%, for the year ended December 31, 2015, compared to the year ended December 31, 2014. Decreased sales volumes relate primarily to decreased production as a result of the natural decline curves and neglected well maintenance in the underlying wells.

        Production Expense:    Production expense is comprised of the following items:

	Year ended December 31,
	2015	2014
Lease operating costs	$170,113	$175,918
Severance taxes	22,289	29,634
Re-engineering and workovers	76,791	6,781

Total	$269,193	$212,333

        Total production expense increased $56,860, or 27%, for the year ended December 31, 2015, as compared to the expense for the year ended December 31, 2014, primarily due to re-engineering and workover expenses.

        LOE per BOE was $9.17 for the year ended December 31, 2015, compared to $7.64 for the year ended December 31, 2014. As a percent of crude oil and natural gas sales revenue, routine LOE was 40.2% for the year ended December 31, 2015, compared to 17.7% for the year ended December 31, 2014.

        Overall production costs (crude oil and natural gas production costs, including taxes) per BOE was $14.52 for the year ended December 31, 2015, compared to $9.23 for the year ended December 31, 2014.

Liquidity and Capital Resources

Overview

        Through June 30, 2016, we had generated essentially all of our capital resources through the sale of common stock, prospect fees received from working interest partners, drilling advances from working interest partners, and advances under our initial line of credit with Providence. During the six months ended June 30, 2016, we received $95,000 in proceeds from the sale of our common stock through a private placement and borrowed $3.6 million under our initial line of credit. To date, we have generated nominal cash from operations and negative cash flows from operating activities.

        Subsequent to June 30, 2016, we have fully drawn our initial line of credit with Providence. On October 13, 2016, we entered into a Revolving Line of Credit Facility Agreement, or the supplemental line of credit, with Providence Energy Partners III, LP, or PEP III, which is an affiliate of Providence by virtue of having some common management personnel. The supplemental line of credit permits us to borrow up to $10.0 million to pay costs associated with our acquisition and development of oil and gas properties in the Wattenberg Field. Interest accrues at the rate of 8% per year and monthly interest-only payments are due beginning upon the advancement of funds under the supplemental line of credit and monthly thereafter. All principal and accrued interest under the supplemental line of credit is due and payable on April 13, 2017. As of October 20, 2016, we have $1.55 million plus accrued interest outstanding against our supplemental line of credit.

        With our acquisition of the PDC assets on June 30, 2016, we expect to begin generating revenue and cash flow from the 34 currently producing wells, which produce approximately 62.5 BOE/D, net to our interest. We also expect to begin recognizing revenue from our non-operated Jacobucci pad properties in the second quarter of 2017. We anticipate that oil produced from our Wattenberg properties, including the PDC assets, will be sold at spot prices to third-parties, minus a discount from the current WTI price.

        Our lines of credit provide us capital to pay for development and additional drilling and leasing activities. The amount we invest in development, drilling, and leasing activities depends on, among other factors, opportunities presented to us and the success of any fundraising efforts. The most significant of our future capital requirements include (i) costs to drill or participate in additional wells; (ii) costs to acquire additional acreage that we may identify in the Southern Core area or other areas that we may identify; (iii) approximately $200,000 per month for salaries and other corporate overhead; and (iv) legal and accounting fees associated with our status as a public company required to file reports with the SEC. We anticipate funding these projected capital requirements with cash on hand, revenue from operations, proceeds from the sale of common stock, and/or the supplemental line of credit.

Working Capital

June 30, 2016

        As of June 30, 2016, we had working capital of $1,825,907, comprised of current assets of $2,557,837 and current liabilities of $731,930. Working capital decreased by $1,285,582 from December 31, 2015, due to cash used in operations and the acquisition of crude oil and natural gas properties and related assets. We expect that our working capital will continue to decrease as we acquire additional properties and participate in drilling of wells on our properties. Our cash on hand and anticipated revenue from our producing wells provide us with additional liquidity to operate our business, and we believe that we have sufficient liquidity and capital for the next 12 months.

        During the six months ended June 30, 2016 we sold 95,000 shares of our common stock through a private placement for proceeds of $95,000. During the six months ended June 30, 2016 we also borrowed $3,600,000 against our initial line of credit on various dates to pay for our share of our acquisitions of crude oil and natural gas properties and to fund general and administrative expenses related to the acquisition. The remaining amount available on our initial line of credit has been drawn down subsequent to June 30, 2016.

December 31, 2015

        As of December 31, 2015, we had working capital of $3,111,489, comprised of current assets of $3,425,028 and current liabilities of $313,539. Working capital increased by $2,839,994 from $271,495 as of December 31, 2014, due to proceeds received from our initial public offering and a private placement of our common stock, partially offset by a decrease in nominal revenues for 2015, as well as increased general and administrative expenses, costs associated with completing and fracture stimulating our first two wells, costs associated with our public offering, and costs associated with our status as a public company.

        During the year ended December 31, 2015, we sold 4,625,000 shares of our common stock for gross proceeds of $4,199,000, less offering costs of $364,999. This compares to the sale of 2,220,003 shares of our common stock for gross proceeds of $1,110,002, less offering costs of $12,972 during the year ended December 31, 2014. Through December 31, 2015, we generated all of our capital resources through the sale of common stock, prospect fees received from working interest partners, drilling advances from working interest partners, and advances under our initial line of credit.

        On May 13, 2015, we borrowed $1,000,000 on our initial line of credit to pay for the acreage we acquired from Kingdom and general and administrative expenses. On July 17, 2015, we borrowed an additional $540,000 against the initial line of credit in anticipation of a proposed transaction; the transaction was never consummated and we repaid this amount on August 15, 2015. On September 14, 2015, we borrowed an additional $350,000 against the initial line of credit to pay for title diligence, surveying and permitting, and general and administrative expenses. During the year ended December 31, 2015, we recorded a non-cash payment against the initial line of credit of $287,815 related to the assignment of interests in the Todd Creek Farms prospect to Providence. To date, we have generated nominal cash from operations and negative cash flows from operating activities.

Cash Flows

Six months ended June 30, 2016 compared to June 30, 2015

Operating Activities

        Net cash used in operating activities during the six months ended June 30, 2016 was $652,699 compared to $432,112 during the six months ended June 30, 2015, representing an increase of $220,587. A significant increase in our net loss for the 2016 period was attributable to (i) increases in share-based compensation and (ii) other general and administrative expenses. Increases in our net loss were partially offset by (i) the satisfaction of accounts payable and accrued liabilities consisting primarily of costs incurred in connection with the drilling and completion of the Buck Peak wells in prior periods and (ii) the absence of any payments of drilling advances on behalf of our working interest partners in the 2016 period compared to the prior period.

Investing Activities

        Net cash used in investing activities during the six months ended June 30, 2016 was $4,079,165 compared to $800,623 during the six months ended June 30, 2015, representing an increase of $3,278,542. During the 2016 period, we recorded net acquisitions of $3,479,823 related to the acquisition of crude oil and natural gas properties, including the acquisition of the PDC assets for $2,305,917, in our Todd Creek Farms prospect, additions of $14,158 in furniture, fixtures and equipment, and development of crude oil and natural gas properties of $585,184. During the 2015 period, we recorded net acquisitions of $785,630 related to the acquisition of crude oil and natural gas properties in our Todd Creek Farms prospect, $nil in additions of furniture, fixtures and equipment, and we paid $14,993 for our share of the development of our properties.

Financing Activities

        During the six months ended June 30, 2016, we borrowed $3,600,000 on the initial line of credit from Providence, compared to borrowing on the initial line of credit of $1,000,000 during the six months ended June 30, 2015. As of June 30, 2016, we had drawn approximately $4.66 million against our initial line of credit. The remaining amount has been drawn down since June 30, 2016.

        During the six months ended June 30, 2016, we sold 95,000 shares of our common stock at $1.00 per share for gross proceeds of $95,000. During the six months ended June 30, 2015, we sold 340,000 shares of our common stock at $1.00 per share for gross proceeds of $340,000, less offering costs of $290,800 pursuant to our public offering.

Year ended December 31, 2015 Compared to December 31, 2014

Operating Activities

        Net cash used in operating activities during the year ended December 31, 2015 was $1,417,532 compared to $2,418,898 during the year ended December 31, 2014, representing a decrease of $1,001,366. The significant decrease in the 2015 period is attributable to several factors, including satisfaction of accounts payable and accrued liabilities incurred in connection with drilling and completion of the Buck Peak wells, and payment of drilling advances on behalf of our working interest partners in the 2014 period.

Investing Activities

        Net cash used in investing activities during the year ended December 31, 2015 was $892,721 compared to $941,785 during the year ended December 31, 2014, representing a decrease of $49,064. During the 2015 period, we paid $715,595 for the acquisition of properties composed primarily of the acreage we acquired from Kingdom. During the 2015 period, we also paid $177,126 for our share of the development of our properties. During the 2014 period, investments totaling $1,877,322 related to the development and acquisition of oil and gas properties, together with acquisition of the interest of a former working interest partner, were partially offset by proceeds received from our working interest partners of $935,537.

Financing Activities

        During the year ended December 31, 2015, we borrowed $1,890,000 on the initial line of credit from Providence, and repaid $827,815 of that amount.

        During the year ended December 31, 2015, we sold in our initial public offering and a follow-on private placement 4,625,000 shares of our common stock for gross proceeds of $4,199,000, less offering costs of $364,999. This compares to the sale of 2,220,003 shares of our common stock for gross proceeds of $1,110,002, less offering costs of $12,972 during the year ended December 31, 2014.

Off-Balance Sheet Arrangements

        We have no material off-balance sheet transactions, arrangements, or obligations.

JOBS Act Emerging Growth Company

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an "emerging growth company" until the earliest to occur of (1) the last day of the fiscal year during which our total annual revenues equal or exceed $1 billion (subject to adjustment for inflation), (2) the last day of the fiscal year during which occurs the fifth anniversary of our initial public offering, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (4) the date on which we are deemed a "large accelerated filer" under the Exchange Act.

        As an "emerging growth company," we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to the following:

  •
  not being required to obtain an auditor attestation under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes Oxley Act;

  •
  reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

  •
  exemptions from the requirements of holding a non-binding advisory vote on executive compensation and from holding a vote for stockholder approval of any golden parachute payments not previously approved;

  •
  presenting not more than two years of audited financial statements to make our registration statement effective with respect to an initial public offering;

  •
  delaying adoption of new and revised accounting standards until those standards would otherwise apply to private companies; and

  •
  providing executive compensation disclosure under Item 402 of Regulation S-K to the extent required by smaller reporting companies as defined by rule of the SEC.

        Certain exemptions described above are also available to us as a smaller reporting company. Specifically, the reduced disclosure obligation regarding executive compensation under Item 402 of Regulation S-K, presenting not more than two years of audited financial statements, and not being required to obtain an auditor attestation under Section 404(b) of the Sarbanes Oxley Act are the same for an "emerging growth company" such as ours that qualifies as a "smaller reporting company."

        Section 102(b) of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we are not required to adopt any new or revised accounting standards on the relevant dates when adoption of such standards are required for other public companies. While we are not required to adopt any new or revised accounting standards on the relevant dates, we may elect to do so.

Critical Accounting Policies

        The establishment and consistent application of accounting policies is a vital component of accurately and fairly presenting our financial statements in accordance with generally accepted accounting principles in the United States of America (US GAAP), as well as ensuring compliance with applicable laws and regulations governing financial reporting. While there are rarely alternative methods or rules from which to select in establishing accounting and financial reporting policies, proper application often involves significant judgment regarding a given sent of facts and circumstances and a complex set of decisions.

Use of Estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Crude Oil and Natural Gas Properties

Proved

        We follow the successful efforts method of accounting for our crude oil and natural gas properties. Under this method of accounting, all property acquisition costs and development costs are capitalized when incurred and depleted on a units-of-production basis over the remaining life of proved reserves and proved developed reserves, respectively. Costs of drilling exploratory wells are initially capitalized but are charged to expense if the well is determined to be unsuccessful.

Unproved

        Unproved properties consist of costs to acquire undeveloped leases as well as costs to acquire unproved reserves. Undeveloped lease costs and unproved reserve acquisitions are capitalized, and individually insignificant unproved properties are amortized on a composite basis, based on past success, past experience and average lease-term lives. We evaluate significant unproved properties for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or future plans to develop acreage. When successful wells are drilled on undeveloped leaseholds, unproved property costs are reclassified as proved properties and depleted on a unit-of-production basis.

Asset Impairment

        Proved crude oil and natural gas properties are reviewed for impairment on a field-by-field basis each quarter, or when events and circumstances indicate a possible decline in the recoverability of the carrying value of such field. The estimated future undiscounted cash flows expected in connection with the field are compared to the carrying amount of the field to determine if the carrying amount is recoverable. If the carrying amount of the field exceeds its estimated undiscounted future cash flows, the carrying amount of the field is reduced to its estimated fair value. Due to the unavailability of relevant comparable market data, a discounted cash flow method is used to determine the fair value of proved properties. The discounted cash flow method utilizes the most recent third party reserve estimation report and estimates future cash flows based on management's estimates of future crude oil and natural gas production, commodity prices based on commodity futures price strips, operating and development costs, and a risk-adjusted discount rate.

Business Combinations

        We account for the acquisition of oil and gas properties, that are not commonly controlled, based on the requirements of FASB ASC Topic 805, Business Combinations, which requires an acquiring entity to recognize the assets acquired and liabilities assumed at fair value under the acquisition method of accounting, provided such assets and liabilities qualify for acquisition accounting under the standard. We account for property acquisitions of proved developed oil and gas property as business combinations.

Depreciation, Depletion and Amortization

        Depreciation, depletion and amortization of capitalized drilling and development costs of producing crude oil and natural gas properties, including related support equipment and facilities, are computed using the unit-of-production method on a field basis based on total estimated proved developed crude oil and natural gas reserves. Amortization of producing leaseholds is based on the unit-of-production method using total estimated proved reserves. In arriving at rates under the unit-of-production method, the quantities of recoverable crude oil and natural gas reserves are established based on estimates made by us and external independent reserve engineers. Upon sale or retirement of properties, the cost and related accumulated depreciation, depletion and amortization are eliminated from the accounts and the resulting gain or loss, if any, is recognized. Unit of production rates are revised whenever there is an indication of a need, but at least in conjunction with annual reserve reports.

Asset Retirement Obligation

        Asset retirement obligations associated with tangible long-lived assets are accounted for in accordance with ASC 410, "Accounting for Asset Retirement Obligations." The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of crude oil and natural gas properties is recorded generally upon the completion of a well. The net estimated costs are discounted to present values using a risk adjusted rate over the estimated economic life of the crude oil and natural gas properties. Such costs are capitalized as part of the related asset. The asset is depleted on the units-of-production method. The liability is periodically adjusted to reflect: (1) new liabilities incurred; (2) liabilities settled during the period; (3) accretion expense; and (4) revisions to estimated future cash flow requirements. The accretion expense is recorded as a component of depreciation, depletion, accretion and amortization expense in the accompanying statements of operations.

Revenue Recognition

        We recognize revenue from the sale of crude oil and natural gas when production is delivered to, and title has transferred to, the purchaser and to the extent the selling price is reasonably determinable.

        In general, settlements for hydrocarbon sales may occur after the month in which the oil, natural gas or other hydrocarbon products were produced. We may estimate and accrue for the value of these sales using information available to us at the time our financial statements are generated. Differences are reflected in the accounting period that payments are received from the purchaser.

Share Based Compensation

        We use the Black-Scholes option-pricing model to determine the fair-value of stock-based awards in accordance with ASC 718, "Compensation." The option-pricing model requires the input of highly subjective assumptions, including the option's expected life, the price volatility of the underlying stock, and the estimated dividend yield of the underlying stock. Our expected term represents the period that stock-based awards are expected to be outstanding and is determined based on the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards. As there was insufficient historical data available to ascertain a forfeiture rate, the plain vanilla method was applied in calculating the expected term of the options. Our common stock has limited historical trading data, and as a result the expected stock price volatility is based on the historical volatility of a group of publicly traded companies that share similar operating metrics and histories. We have never paid dividends on its common stock and currently does not intend to do so, and as such, the expected dividend yield is zero.

Recent Accounting Pronouncements

Recently Issued

        From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or the FASB, that are adopted by us as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on our financial statements upon adoption.

        In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." The standard requires an entity to recognize revenue in a manner that depicts the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 will supersede most of the existing revenue recognition requirements in US GAAP when it becomes effective and is required to be adopted using one of two retrospective application methods. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers—Deferral of the Effective Date," which approved a one year deferral of ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted as of the original effective date for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are currently evaluating the method of adoption and impact this standard will have on our financial statements and related disclosures.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements—Going Concern (Subtopic 205-40)." The new guidance addresses management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and in certain circumstances to provide related footnote disclosures. The standard is effective for the annual period beginning after December 15, 2016 and for annual and interim periods thereafter. Early adoption is permitted. We are currently evaluating the impact that this new guidance will have on our financial statements.

        In September 2015, the FASB issued update 2015-16 Business Combinations (Topic 805), which updated guidance that eliminates the requirement to restate prior periods to reflect adjustments made to provisional amounts recognized in a business combination. The updated guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The standards update was effective prospectively for interim and annual periods beginning after December 15, 2015, with early adoption permitted. We adopted this standard update, as required, effective January 1, 2016, which did not have a material impact on our condensed financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2018. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. We are currently evaluating the impact of the new guidance on our financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to employee share-based payment accounting, which includes provisions intended to simplify various aspects related to how share-based compensation payments are accounted for and presented in the financial statements. This amendment will be effective prospectively for reporting periods beginning on or after December 15, 2016, and early adoption is permitted. We are currently assessing the impact of the ASU on our financial statements.

Recent Accounting Pronouncements Not Yet Adopted

        Various accounting standards and interpretations were issued in 2015 with effective dates subsequent to December 31, 2015. We have evaluated the recently issued accounting pronouncements that are effective in 2016 and believe that none of them will have a material effect on our financial position, results of operations or cash flows when adopted.

        Further, we are monitoring the joint standard-setting efforts of the FASB and the International Accounting Standards Board. There are a large number of pending accounting standards that are being targeted for completion in 2016 and beyond, including, but not limited to, standards relating to revenue recognition, accounting for leases, fair value measurements, accounting for financial instruments, disclosure of loss contingencies and financial statement presentation. Because these pending standards have not yet been finalized, at this time we are not able to determine the potential future impact that these standards will have, if any, on our financial position, results of operations or cash flows.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Resignation of independent registered public accounting firm.

        On May 1, 2015, we were informed by our independent registered public accounting firm, StarkSchenkein, LLP, or StarkSchenkein, that certain individuals joined the practice of SingerLewak LLP, or SingerLewak. As a result, StarkSchenkein resigned as our independent registered public accounting firm effective that date.

        During the years ended December 31, 2014 and 2013, and the subsequent interim period through May 1, 2015, there were (i) no disagreements, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, with StarkSchenkein on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to StarkSchenkein's satisfaction would have caused StarkSchenkein to make reference to the subject matter of the disagreement in connection with its reports, and (ii) no reportable events of the types described in Item 304(a)(1)(v) of Regulation S-K. Moreover, except as noted in the paragraph immediately below, the reports of StarkSchenkein on our financial statements for the years ended December 31, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

        The report of StarkSchenkein on our financial statements as of and for the year ended December 31, 2014 contained an explanatory paragraph that noted there was substantial doubt as to our ability to continue as a going concern based on our nominal revenue, losses from operations and accumulated deficit as of the year then-ended.

        We provided StarkSchenkein with a copy of the foregoing disclosure and requested StarkSchenkein to furnish us with a letter addressed to the SEC stating whether it agrees with the statements made herein, which StarkSchenkein furnished on May 6, 2015.

Engagement of new independent registered public accounting firm.

        On May 6, 2015, our Board of Directors approved the engagement of SingerLewak as our independent registered public accounting firm to replace StarkSchenkein.

        During the years ended December 31, 2014 and 2013, and the subsequent interim period through May 6, 2015, we did not consult with SingerLewak regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written or oral advice was provided to us by SingerLewak that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or reportable event of the types described in Item 304(a)(1)(v) of Regulation S-K.

MANAGEMENT

Directors and Officers

        Our executive officers and directors and their respective ages, positions, and biographical information as of October 20, 2016, are set forth below:

Name	Age	Positions With the Company	Board or Executive Officer Position Held Since
Bill M. Conrad	60	Chairman of the Board of Directors	November 2012
Stephen J. Foley	62	Chief Executive Officer and Director	November 2012
Frederick J. Witsell	58	President and Director	November 2012
Paul D. Maniscalco	47	Chief Financial Officer	January 2016
William B. Lloyd	57	Chief Operating Officer	January 2016
Scott C. Chandler	55	Director	May 2016
James H. Sinclair	53	Director	May 2016
Douglas R. Harris	62	Director	July 2016

        Each of our directors is serving a term which expires at the next annual meeting of our shareholders and until his successor is elected and qualified or until he resigns or is removed.

        The following information summarizes the business experience of each of our officers and directors for at least the last five years:

        Bill M. Conrad, Chairman.    Mr. Conrad has served as Chairman of our Board of Directors since our inception. He is presently an independent consultant, providing financial management services. From January 1990 until December 2012, Mr. Conrad served as the Vice-President, Chief Financial Officer and Director of MCM Capital Management, Inc., or MCM, a privately-held financial and management consulting firm. MCM assisted other companies in developing and implementing their business plans and capital formation strategies. In that capacity, Mr. Conrad participated in the organization or development of a number of companies in industries as diverse as oil and gas, real estate, and technology. From 2006 to the present, Mr. Conrad has served as a director of Gold Resource Corporation (NYSE MKT: GORO), a publicly traded gold and silver mining and exploration company, and since 2014 has served as Chairman of the Board. From May 2005 to March 2016, Mr. Conrad served as a director of Synergy Resources Corporation (NYSE MKT: SYRG), a publicly traded oil and gas exploration and production company. Mr. Conrad's extensive experience as a director of other extraction companies gives him valuable insight into the growth and development of our company. For these reasons, we believe Mr. Conrad is qualified to serve as a director of our company.

        Stephen J. Foley, Chief Executive Officer and Director.    Mr. Foley has served as our Chief Executive Officer since our inception. Prior to entering private business, Mr. Foley had a successful professional football career as a safety with the Denver Broncos football organization of the National Football League where he played for 11 seasons, from 1976 to 1986. In 1991, Mr. Foley founded and continues to serve as the president of FSI Development Inc., a privately-held construction and development company engaged in residential development and construction. In 2000, he founded and continues to serve as a managing member of FS Land, LLC, a privately-held real estate development company. From August 2011 to the present, he has served as Vice President, Secretary and Director of KBW Enterprises, Inc., an oil and gas servicing company. He holds a B.S. in Business Administration from Tulane University and serves on the Board of Denver Street Schools. Mr. Foley has extensive knowledge of our operations and of developing companies. For these reasons, we believe Mr. Foley is qualified to serve as a director of our company.

        Frederick J. Witsell, President and Director.    Mr. Witsell became our President in November 2012 and assumed the role of Secretary in August 2013. Mr. Witsell has over 35 years of experience in several facets of the oil and gas industry, including prospect development, conventional and horizontal drilling and completion operations, project management, gathering and compression systems, and marketing and risk management. From July 2011 to September 2012, Mr. Witsell served as the owner and General Manger of Premier Energy Supply, LLC, a consulting service firm in the oil and gas industry. From 2010 to 2011, Mr. Witsell served as Vice-President and General Manager of Monroe Gas Storage, an affiliate of High Sierra Energy Partners, and led the organization's projects and eventual divestiture in 2011. From 1999 to 2003, he was with Markwest Hydrocarbons (NYSE: MPLX) in the capacity of Vice-President of the Rocky Mountain Business Unit and responsible for the growth through capital programs and financial performance of the company's oil and gas operations in the United States and Canada. Mr. Witsell led the acquisition and eventual divestiture process of Markwest oil and gas assets. Prior to 1999 and at various times between 2003 and 2010 and in 2012, Mr. Witsell also served as an executive and co-founder of a series of small, privately-funded oil and gas companies with properties in North Dakota, Wyoming, Utah and Colorado. He was responsible for the growth and execution of capital programs, utilizing modern horizontal / directional drilling and completion technologies. He led the divestiture of these oil and gas companies. Mr. Witsell has a B.A. in Geology from Colorado College, an M.B.A. in Energy Management from the University of Denver, and is a member of Society of Petroleum Engineers, the American Association of Petroleum Geologists and the Rocky Mountain Association of Geologists. Our Board of Directors believes that Mr. Witsell is well qualified to serve as a director and executive officer of the company as a result of his extensive oil and gas industry experience including in areas of executive management and operations developed by serving as an executive officer of other oil and gas companies throughout his career. Mr. Witsell brings years of hands-on experience with oil and natural gas companies in many capacities and across multiple basins. For these reasons, we believe Mr. Witsell is qualified to serve as a director of our company.

        Paul D. Maniscalco, Chief Financial Officer.    Mr. Maniscalco became our Chief Financial Officer in January 2016. Mr. Maniscalco has been a principal with SJM Holdings, Inc., d/b/a SJM Accounting, Inc., an accounting and business advisory services firm headquartered in Englewood, Colorado, since 2008. From 2012 until 2014, Mr. Maniscalco served as interim Chief Financial Officer of Earthstone Energy Inc. (NYSE MKT: ESTE), a company engaged in the oil and gas industry. From 2010 until 2011, Mr. Maniscalco served as the interim Chief Financial Officer of GeoPetro Resources Company, a company engaged in the oil and gas industry with securities formerly traded on AMEX and currently traded on OTC Pink of OTCMarkets. Prior to joining SJM Accounting, Inc., Mr. Maniscalco was a senior manager for several accounting firms. Mr. Maniscalco holds a B.B.A. in Accounting and a B.H.S. in Healthcare Administration, each from Florida Atlantic University.

        William B. Lloyd, Chief Operating Officer.    Mr. Lloyd became our Chief Operating Officer in January 2016. Mr. Lloyd has over 35 years of experience in the oil and gas industry, serving in engineering, management, and senior leadership capacities. Prior to joining the Company, from 2007 until 2015, Mr. Lloyd served as the Senior Vice President of Operations for Cirque Resources L.P., a company engaged in the oil and gas industry. From 2006 until 2007, Mr. Lloyd served as the Western Region Drilling Manager for El Paso Exploration Company, which has oil and gas exploration and drilling operations in the Uintah Basin, Powder River Basin, and the Raton Basin. From 2002 until 2006, Mr. Lloyd served as Operations Director for ConocoPhillips Norway, during which time Mr. Lloyd managed well operations on multiple fixed platforms and exploratory drilling operations. Mr. Lloyd holds a Bachelor of Science in Petroleum Engineering from Montana Tech of the University of Montana.

        Scott C. Chandler, Director.    Mr. Chandler joined our Board of Directors in May 2016. Mr. Chandler has over 25 years of senior executive level management experience. He is the founder and owner of Franklin Court Partners, Inc., or FCP, an entity that provides management and financial consulting services in connection with developing business plans, securing financing and restructuring, a position he has held since 2002. Prior to founding FCP, Mr. Chandler was a founder, Chief Financial Officer and Senior Vice President for Rhythms Netconnections, Inc. (former NASDAQ: RTHM), a formerly publicly-traded corporation, where he served from 1998 to 2001. Mr. Chandler was a member of the senior management team that led this national provider of DSL networking and services prior to the sale of a majority of its assets to MCI Worldcom. From 1996 to 1998, Mr. Chandler served as President and Chief Executive Officer of C-COR Incorporated, or C-COR, a publicly-traded corporation and pioneer in the cable television industry and leading supplier of broadband telecommunications equipment. The common stock of C-COR was traded on the NASDAQ Global Market until the company was merged in late 2007. Prior to C-COR, Mr. Chandler held a number of positions at US WEST. Mr. Chandler's business career began with Arthur Andersen & Co. as a Senior Consultant/Accountant. He earned an M.B.A. from the Wharton School of Business at the University of Pennsylvania and a B.A. from Whitworth University. Mr. Chandler currently serves as a member of the board of directors of several privately-held and non-profit entities and has in the past served as a member of several public company boards, such as Cimetrix Incorporated (OTCMKTS:CMXX), Tollgrade Communications Inc. (NASDAQ: TLGD), and Paradyne Networks Inc. (NASDAQ: PDYN). He has been determined to be an audit committee financial expert under applicable rules of the Securities and Exchange Commission, or the SEC. Mr. Chandler's extensive audit and SEC reporting experience will give him valuable insight into our financial reporting and internal control and risk control procedures. For these reasons, we believe Mr. Chandler is qualified to serve as a director of our company.

        James H. Sinclair, Director.    Mr. Sinclair joined our Board of Directors in May 2016. Mr. Sinclair has over 31 years of experience in exploration, development, acquisitions and divestitures in the oil and gas industry. Since joining our board, Mr. Sinclair has served as a consultant to PEC E&P, LLC, which is the managing member of Providence, immediately prior to which he served as PEC's Chief Operating Officer, a position he held since April 2014. PEC invests primarily in non-operated oil and gas properties in the United States. In his role as a consultant to PEC, Mr. Sinclair assists with the identification, analysis, and recommendation of oil and gas investment opportunities. In 2010, Mr. Sinclair co-founded Petro Harvester O&G, LLC, an oil and gas production company, where he served as President and Chief Operating Officer until 2012. From 1993 until 2008, Mr. Sinclair served as the Exploration Manager, District Manager of Mississippi, Director of Acquisitions, and Vice President of Exploration and Geosciences of Denbury Resources Inc. (NYSE: DNR), a publicly traded exploration and production company with operations primarily in the Gulf Coast area and offshore Gulf of Mexico. Mr. Sinclair received a B.S. in Geoscience from Northeast Louisiana University. Mr. Sinclair has significant experience in the management and financing of oil and gas companies. For these reasons, we believe Mr. Sinclair is qualified to serve as a director of our company.

        Douglas R. Harris, Director.    Mr. Harris joined our Board of Directors in July 2016. Mr. Harris has over 38 years of experience in the oil and gas industry. In March 2015, he founded and currently serves as the Chief Operating Officer of Axia Energy II, LLC, a company that identifies and develops oil and gas prospects throughout the United States. From 2009 to 2015, Mr. Harris served as co-founder and Chief Operating Officer of Axia Energy I, LLC, also a company that identifies and develops oil and gas prospects throughout the United States. Prior to that, he served as the co-founder and Vice President of Operations for Orion Energy Partners, Inc., a position he held from 2004 to 2009, and the Vice President and General Manager of the Denver Division of Tom Brown Inc., a position he held from 2001 to 2004. From 1986 to 2001, Mr. Harris served in numerous positions for Burlington Resources Inc., culminating as the Vice President of Production Operations in its Calgary, Alberta offices. He serves on the board of directors of a number of privately-held companies. Mr. Harris holds a B.S. in Civil Engineering from New Mexico State University. For these reasons, we believe Mr. Harris is qualified to serve as a director of our company.

Director Independence

        In connection with this offering, we have applied to list our common stock on the NYSE MKT. Under the rules of the NYSE MKT, independent directors must comprise at least a majority of a listed company's board of directors. In addition, the rules of NYSE MKT require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating committees be independent. Under the rules of NYSE MKT, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Our Board of Directors has determined that Bill M. Conrad, Scott C. Chandler, James H. Sinclair, and Douglas R. Harris each qualify as "independent" in accordance with Section 803(A) of the NYSE MKT Company Guide. During the review, our Board of Directors considered relationships and transactions during 2015 and during the past three fiscal years between each director or any member of his immediate family, on the one hand, and our company and our affiliates, on the other hand. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent. The only compensation or remuneration that we provide to Messrs. Conrad, Chandler, Sinclair, or Harris during their tenures as a director is compensation as a non-employee director. Neither Messrs. Conrad, Chandler, Sinclair, or Harris, nor any members of their families, have participated in any transaction with us that would disqualify him as an "independent" director under the standard described above. Stephen J. Foley and Frederick J. Witsell do not qualify as "independent" because they are executive officers.

Committees

        Audit Committee.    Messrs. Conrad, Chandler, and Harris serve as members of our audit committee and Mr. Chandler serves as the Chairman of the audit committee. The Board has determined that Messrs. Conrad, Chandler, and Harris are each "independent" in accordance with the NYSE MKT definition of independence, that Mr. Chandler is a "financial expert," as defined by SEC regulations, and each has the related financial management expertise within the meaning of the NYSE MKT rules.

        The primary purpose of the audit committee is to act on behalf of our Board of Directors in its oversight of all material aspects of our accounting and financial reporting processes, internal controls, and audit function, including our compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Pursuant to its charter, our audit committee reviews on an on-going basis for potential conflicts of interest, and approves if appropriate, all of our related party transactions. For purposes of the audit committee charter, related party transactions means those transaction required to be disclosed pursuant to SEC regulations. In addition, the audit committee reviews, acts on, and reports to our Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of annual audits, fees to be paid to our independent registered public accounting firm, the performance of our independent registered public accounting firm, our accounting practices, and our internal controls and legal compliance functions. The audit committee also reviews, prior to publication, our reports to the SEC on Forms 10-K and 10-Q. The audit committee operates pursuant to a written charter, which is available on our website, www.petrosharecorp.com. The charter describes the nature and scope of responsibilities of the audit committee.

        Compensation Committee.    We do not currently have a compensation committee. In accordance with the rules of the NYSE MKT, we anticipate the compensation of our chief executive officer will be determined by a majority of our independent directors. The compensation of our remaining executive officers is determined by our Board of Directors. Executive officers who also serve on our Board of

Directors do not vote on matters pertaining to their own personal compensation. Although we may form a compensation committee in the future, there is no assurance as to when or whether we will do so.

        Nominating and Corporate Governance Committee.    We do not currently have a nominating and corporate governance committee. In accordance with the rules of the NYSE MKT, we anticipate Board of Directors nominations will be selected by a majority of our independent directors.

Director Compensation

        The following table sets forth information regarding the compensation of our directors for 2015:

Name(1)	Fees earned or paid in cash ($)	Option awards ($)(2)	All other compensation ($)(3)	Total ($)
Bill M. Conrad	78,000	—	50,000	128,000

(1)
Messrs. Chandler, Harris, and Sinclair are not included in this table because they were not directors during 2015.

(2)
As of December 31, 2015, 500,000 shares of common stock underlying options were outstanding and exercisable.

(3)
Cash bonus paid in November 2015.

        Bill M. Conrad, the Chairman of our Board of Directors, was paid a director's fee in the amount of $6,500 per month beginning November 2013 and continuing through February 2016. Effective March 1, 2016, Mr. Conrad's compensation was increased to $10,000 per month. Additionally, in November 2015, we paid Mr. Conrad a cash bonus of $50,000 in recognition of his outstanding service to the company during the year.

        Scott C. Chandler, James H. Sinclair, and Douglas R. Harris are each are paid a director's fee in the amount of $3,000 per quarter beginning the first month of their appointment to the Board. In connection with their appointment to the Board, Mr. Chandler and Mr. Sinclair were each granted 25,000 shares of our common stock and options to purchase an additional 25,000 shares of our common stock, which options are exercisable at a price of $1.10 per share until December 31, 2022. In connection with his appointment to our Board of Directors, Mr. Harris was granted 25,000 shares of our common stock and options to purchase an additional 25,000 shares of our common stock, which options are exercisable at a price of $1.60 per share until December 31, 2022.

        Messrs. Foley and Witsell are not compensated in their capacities as directors. We do, however, reimburse all of our directors for reasonable and necessary expenses incurred by them in that capacity.

        We will review our compensation arrangements periodically in the future and may change our compensation policies as our business needs dictate and our resources permit.

Executive Compensation

        The following table contains compensation data for our named executive officers for the fiscal years ended December 31, 2015 and 2014:

Summary Compensation Table

Name and Principal Position(1)	Year	Salary	Bonus	Option Awards	All Other Compensation(2)	Total
Stephen J. Foley	2015	$150,000	$50,000	$—	$6,000	$206,000
Chief Executive Officer and	2014	$150,000	$—	$—	$6,000	$156,000
Director
Frederick J. Witsell	2015	$150,000	$50,000	$—	$6,000	$206,000
President and Director	2014	$150,000	$—	$—	$6,000	$156,000

(1)
Messrs. Maniscalco and Lloyd are not included in this table or the following narrative because they did not become executive officers until January 1, 2016, prior to which both served as consultants to the company.

(2)
Reimbursement of health insurance premiums.

        For the years ended December 31, 2015 and 2014, Stephen J. Foley, our Chief Executive Officer, and Frederick J. Witsell, our President, were each compensated by us at the rate of $12,500 per month, or $150,000 per year under the terms of their previous employment agreements.

        On February 25, 2016, our Board of Directors approved a form of amended and restated executive employment in order to provide uniform terms of employment for our executive officers. Effective March 1, 2016, we entered into an amended and restated employment agreement with each Stephen J. Foley and Fredrick J. Witsell. We also executed an executive employment agreement with William B. Lloyd, our Chief Operating Officer. For each of the foregoing executives, the employment agreements provide for an initial term expiring on December 31, 2018 with an automatic renewal for successive one-year periods unless terminated in accordance with its terms; base compensation in the amount of $156,000; provisions for termination under various circumstances, and payment of severance under certain circumstances, including in the event they are terminated without cause or they resign with good reason.

Outstanding Equity Awards at Year End

        The following table sets forth outstanding stock option awards held by our named executive officers as of December 31, 2015, excluding options granted to officers before they became such:

	Option awards
Name(1)	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Stephen J. Foley	500,000	(2)	—	—	0.25	12/15/2022
Frederick J. Witsell	1,000,000	(2)	—	—	0.25	12/15/2022

(1)
Messrs. Maniscalco and Lloyd are not included in this table or the following narrative because they did not become executive officers until January 1, 2016, prior to which both served as consultants to the company

(2)
Represents stock options granted on December 15, 2012 pursuant to our equity incentive plan. These options vested immediately.

        On August 18, 2016, our Board of Directors adopted the Amended and Restated PetroShare Corp. Equity Incentive Plan, or the Amended Plan, which replaced and restated our original equity incentive plan. The Amended Plan terminates by its terms on August 17, 2026. Among other things, the Amended Plan increased the number of shares of common stock reserved for issuance thereunder from 5,000,000 to 10,000,000 shares. Our shareholders approved the Amended Plan at our annual meeting of shareholders on September 8, 2016. As of October 20, 2016, we had 5,375,000 shares available for issuance under the Amended Plan.

Indemnification and Limitation on Liability of Directors

        Our Articles of Incorporation and Bylaws provide that we may indemnify, to the fullest extent permitted by Colorado law, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the person serving or having served in a capacity as such, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        The Colorado Business Corporation Act, or the CBCA, allows indemnification of directors, officers, employees and agents of a company against liabilities incurred in any proceeding in which an individual is made a party because he was a director, officer, employee or agent of the company if such person conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the Board of Directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard. Indemnification is limited to reasonable expenses.

        Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the CBCA. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

  •
  any breach of the duty of loyalty to our company or our stockholders;

  •
  acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

  •
  dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;

  •
  violations of certain laws; or

  •
  any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by the Articles of Incorporation or Bylaws.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following includes a summary of transactions, during our last two fiscal years, to which we have been a party, in which the amount involved in the transaction exceeded $120,000 or one percent of the average of our total assets at fiscal year end for the last two fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under "Director Compensation" and "Executive Compensation."

Providence Energy Operators, LLC

Revolving Line of Credit Facility Agreement

        On May 13, 2015, we entered into a Revolving Line of Credit Facility Agreement, or the initial line of credit, with Providence Energy Operators, LLC, or Providence. The initial line of credit was amended on February 24, 2016 to change the maturity date to June 1, 2018. Under the terms of the initial line of credit, we are permitted to borrow up to $5,000,000. Interest on the outstanding principal balance of the initial line of credit accrues at an annual rate of 8% simple interest per year. In connection with the initial line of credit, we also issued Providence a promissory note, or the note, dated as of May 13, 2015. The initial line of credit provides that the indebtedness evidenced by the note shall be secured by a Deed of Trust, or the deed of trust, covering all of our interest, whether then owned or thereafter acquired, in and to various oil and gas interests, including without limitation, leasehold interests, working interests, and accompanying net revenue interests, along with any wells, equipment and fixtures located thereon and proceeds derived therefrom that are located in Colorado and/or related to the interests set forth in the deed of trust.

        As of October 20, 2016, the outstanding balance on the initial line of credit was $5.0 million, plus approximately $207,000 of accrued but unpaid interest. To date, we have not made any payments of accrued interest on our initial line of credit because it is not yet due.

Participation Agreement

        On May 13, 2015, we entered into a Participation Agreement, or the participation agreement, with Providence. Under the terms of the participation agreement, we assigned an undivided 50% to our right, title and interest in and to our then existing leases. Providence agreed to pay its pro rata share of lease acquisition expenses and the expenses necessary to maintain the leases in full force and effect. In addition, the participation agreement designates an area of mutual interest, or AMI, pursuant to which if either party acquires any lease in the AMI territory on or before May 13, 2018, then the non-acquiring party shall have the right to acquire its proportionate 50% interest in and to such AMI leases. The AMI covers an area in Adams County, Colorado containing all of Township 1 South, Range 67 West, consisting of approximately 23,100 gross acres, with an additional one-mile border around the defined AMI area, plus any other mutually agreeable areas. To date, Providence has exercised its option to participate in all of our acreage acquisitions in the Todd Creek Farms prospect, including our recent acquisition of the assets of PDC Energy, Inc. The payments made to us by Providence were based on the pro rata share of our acquisition costs, which in turn were determined by negotiations with independent third parties.

        As of October 20, 2016, Providence owns 13.7% of our common stock.

SECURITY OWNERSHIP OF MANAGEMENT
AND OTHER BENEFICIAL OWNERS

        As of October 20, 2016, there were a total of 21,919,857 shares of our common stock outstanding, our only class of voting securities currently outstanding. The following table describes the ownership of our voting securities by: (i) each of our named executive officers and directors; (ii) all of our officers and directors as a group; and (iii) each shareholder known us to own beneficially more than 5% of our common stock. Unless otherwise stated, the address of each of the individuals is our address, 7200 South Alton Way, Suite B-220, Centennial, Colorado 80112.

        In calculating the percentage ownership for each shareholder, we assumed that any options owned by an individual and exercisable within 60 days are exercised, but not the options owned by any other individual.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number		Percentage (%) Before Offering	Percentage (%) After Offering
Bill M. Conrad(1)	2,225,000	(2)	9.9
Stephen J. Foley(1)	2,095,000	(2)	9.3
Frederick J. Witsell(1)	3,750,000	(3)	16.4
Paul D. Maniscalco(1)	250,000	(4)	1.1
William B. Lloyd(1)	350,000	(5)	1.6
Scott C. Chandler(1)	180,000	(6)	*
James H. Sinclair(1)(7)	50,000	(6)	*
Douglas R. Harris(1)	50,000	(6)	*
Providence Energy Operators, LLC(8) 16400 N. Dallas Parkway, Suite 400 Dallas, TX 75248	3,000,000		13.7
Cambrian Capital, L.P.(9) 50 Osgood Place, Suite 500 San Francisco, CA 94133	1,260,000		5.7
All officers and directors as a group (7 persons)	8,950,000	(10)	36.5

*
Less than one percent.

(1)
Officer or director of PetroShare.

(2)
Includes options to acquire 500,000 shares of common stock which are presently exercisable.

(3)
Includes options to acquire 1,000,000 shares of common stock which are presently exercisable.

(4)
Includes options to acquire 250,000 shares of common stock which are presently exercisable.

(5)
Includes options to acquire 250,000 shares of common stock which are presently exercisable.

(6)
Includes options to acquire 25,000 shares of common stock which are presently exercisable.

(7)
James H. Sinclair disclaims any beneficial ownership of shares of common stock owned by Providence Energy Operators, LLC, or Providence.

(8)
PEC E&P, LLC, a Texas limited liability company whose address is 16400 Dallas Parkway, Dallas, Texas, 75248, (i) is the managing member of Providence, (ii) has voting and investment control of the securities owned by Providence, and (iii) should be considered a beneficial owner of the shares of common stock owned by Providence.

(9)
Cambrian Capital, L.P., or Cambrian, manages two entities that together own 1,260,000 shares, or 5.8%, of our common stock. However, neither fund individually owns more than 5% of our common stock. Because Cambrian may exercise voting and investment control of the securities, Cambrian should be considered a beneficial owner of our common stock.

(10)
Includes options to acquire 2,575,000 shares of common stock which are presently exercisable.

Changes in Control

        We are aware of no circumstances that may give rise to a change in control of our company.

 UNDERWRITING

        We have entered into an underwriting agreement with Roth Capital Partners, LLC, or Roth, as the representative of the several underwriters named below, with respect to the shares of common stock subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the number of shares of common stock provided below opposite their respective names.

Underwriter	Number of Shares
Roth Capital Partners, LLC
Coker & Palmer, Inc.
National Securities Corporation

Total

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discount, Commissions, and Expenses

        The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share of common stock. After this offering, the combined public offering price and concession to dealers may be changed by the representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

        The following table shows the underwriting discount payable to the underwriters by us in connection with this offering:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Public Offering Price	$	$	$	$
Underwriting Discounts and Commissions paid by us	$	$	$	$

        In addition to the discount set forth in the above table, we have agreed to issue to the underwriters and its designees warrants to purchase up to        % of the shares of common stock sold in this offering. The terms of the underwriters' warrants are more fully described in this section under the caption, "Underwriters' Warrants."

        We have agreed to reimburse Roth for certain out-of-pocket expenses not to exceed $200,000 in the aggregate. We estimate that expenses payable by us in connection with this offering, including reimbursement of the underwriters' out-of-pocket expenses, but excluding the underwriting discount referred to above, will be approximately $            .

Underwriters' Warrants

        We have agreed to issue to the underwriters warrants exercisable for            shares of common stock (6% of the shares of our common stock sold in this offering, excluding the option to purchase additional shares) to be allocated        % to Roth,        % to Coker & Palmer, Inc. and         % to National Securities Corporation. The underwriters' warrants are not included in the securities being sold in this offering. The shares issuable upon exercise of the underwriters' warrants are identical to those offered by this prospectus.

        The underwriters' warrants will be exercisable at a per share price of $            beginning 180 days from the effective date of the registration statement of which this prospectus is a part, which we refer to as the effective date, and for a period of five years from the effective date. As is customary, the number of shares to be issued under the underwriters' warrants and the exercise price will be subject to adjustments in certain events, including stock splits, stock dividends, and recapitalizations. The underwriters' warrants may not be transferred, assigned, sold or hypothecated nor will the underwriter be able to engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the underwriters' warrants or the common stock underlying the underwriters' warrants for a period of 180 days after the effective date except to officers, partners or registered representatives of the underwriter as permitted by the Financial Industry Regulatory Authority, or FINRA, or to dealers participating in the offering, all in accordance with Rule 5110(g)(1) of FINRA. The underwriters' warrants and shares of common stock underlying the underwriters' warrants are deemed compensation by FINRA. The terms and number of shares underlying the underwriters' warrants shall be modified if necessary to comply with FINRA rules or regulations. We are registering the offer and sale of the underwriters' warrants (and underlying shares of common stock) under the registration statement of which this prospectus is a part.

Over-Allotment Option

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to            additional shares of our common stock at the public offering price, less underwriting discounts and commissions, and the corresponding underwriters' warrants exercisable for            shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the above table, and the corresponding underwriters' warrants.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

        We, our officers, directors, and certain of our shareholders have agreed, subject to limited exceptions, for a period of 90 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of Roth.

        Roth may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Price Stabilization, Short Positions, and Penalty Bids

        The underwriters have advised us that they do not intend to conduct any stabilization or over-allotment activities in connection with this offering.

NYSE MKT Listing

        We have applied to list our common stock on the NYSE MKT under the symbol "PRHR."

Passive Market Making

        In connection with this offering, the underwriters and any selling group members may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

        This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other

        From time to time, certain of the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

 DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.01 per share. As of October 20, 2016, we had 21,919,857 shares of common stock issued and outstanding, and no shares of preferred stock outstanding.

        At our annual meeting of shareholders held on September 8, 2016, our shareholders approved a proposal granting our Board of Directors discretion to implement a reverse split of our common stock. Our Board of Directors has the discretion of implementing a reverse split of our issued and outstanding common stock at any time prior to March 31, 2017 within a range of not less than 4-for-5 and not more than 1-for-10, with the exact ratio to be set at a whole number within the range as determined by the Board of Directors in its sole discretion. In the event we implement a reverse split, we do not plan to reduce the number of authorized shares of common stock.

        The following discussion summarizes the rights and privileges of our capital stock. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our Articles of Incorporation and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Colorado law.

Common Stock

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to stockholders, including the election of directors. Cumulative voting for directors is not permitted. Except as provided by special agreement, the holders of common stock are not entitled to any preemptive rights and the shares are not redeemable or convertible. The holders of our common stock are entitled to dividends if, as and when declared by our Board of Directors from legally available funds, subject to the preferential rights of the holders of any outstanding preferred stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and prior to distribution rights, if any, of any series of outstanding preferred stock.

        All outstanding common stock is, and all common stock offered hereby will be, when issued and paid for, fully paid and non-assessable. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares then outstanding or otherwise reserved under obligations for issuance by us) by the affirmative vote of a majority of shares cast at a meeting of our shareholders at which a quorum is present.

        Provisions of our Articles of Incorporation and Bylaws may delay, defer or prevent a change in control of our company. These provisions could adversely affect the price of our common stock. Among other things, our Articles of Incorporation and Bylaws:

  •
  permit our Board of Directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

  •
  provide that the authorized number of directors may be fixed only by our Board of Directors from time to time;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our shareholders may be called only by our President, Board of Directors, or by the holders of at least 10% of the stock entitled to vote at such meeting.

        In addition, as a matter of Colorado law, certain significant transactions would require the affirmative vote of a majority of the shares eligible to vote at a meeting of shareholders which requirement could result in delays to, or greater cost associated with, a change in control of our company.

Preferred Stock

        Our Articles of Incorporation vest our Board of Directors with authority to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Colorado and our Articles of Incorporation in respect to, among other things:

  •
  the number of shares to constitute such series and the distinctive designations thereof;

  •
  the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue;

  •
  whether preferred stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

  •
  the liquidation preferences payable on preferred stock in the event of involuntary or voluntary liquidation;

  •
  sinking fund or other provisions, if any, for redemption or purchase of preferred stock;

  •
  the terms and conditions by which preferred stock may be converted, if the preferred stock of any series are issued with the privilege of conversion; and

  •
  voting rights, if any.

        As of the date of this prospectus, we have not designated or authorized any preferred stock for issuance.

Underwriters' Warrant

        We have registered the offer and sale of underwriters' warrants (and the underlying shares of common stock) to purchase up to a total of                shares of our common stock (        % of the shares sold in this offering at an assumed public offering price of $            per share). We have agreed to issue to the underwriters a warrant granting the underwriters the right to purchase up to        % of the shares of common stock sold by the underwriters in this offering, subject to approval of the compensation provisions by FINRA. See "Underwriting" beginning on page 85 for a description of the underwriters' warrants.

 LEGAL MATTERS

        We have been advised on the legality of the shares included in this prospectus by Polsinelli PC, Denver, Colorado. Certain matters will be passed on for the underwriters by K&L Gates LLP, Irvine, California.

EXPERTS

        Our financial statements as of December 31, 2015, the period January 1, 2015 through December 31, 2015, and for the year ended December 31, 2015, included in this prospectus have been included in reliance on the report of SingerLewak LLP, our independent registered public accounting firm. Our financial statements as of December 31, 2014, the period January 1, 2014 through December 31, 2014, and for the year ended December 31, 2014, included in this prospectus have been included in reliance on the report of StarkSchenkein LLP, our former independent registered public accounting firm. These financial statements have been included on the authority of these firms as an expert in auditing and accounting.

        The estimates of our net proved reserves at July 1, 2016 are based on a reserve report prepared by Cawley, Gillespie & Associates, Inc., independent reserve engineers, and are included in this prospectus in reliance upon the authority of said firm as experts in these matters.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        You may read and copy any document we file at the SEC's Public Reference Rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our SEC filings by going to the SEC's website at www.sec.gov.

        We have filed with the SEC a registration statement on Form S-1 to register the shares of our common stock. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all of the information set forth in the registration statement. For further information about us or our common stock, you may refer to the registration statement and to the exhibits filed as part of the registration statement. The description of all agreements or the terms of those agreements contained in this prospectus are specifically qualified by reference to the agreements, filed or incorporated by reference in the registration statement.

        We will provide copies of our reports and other information which we file with the SEC without charge to each person who receives a copy of this prospectus. Your request for this information should be directed in writing to our secretary, Frederick Witsell, at our corporate office in Colorado. You can also review this information at the public reference rooms of the SEC and on the SEC's website as described above.

FINANCIAL STATEMENTS

Interim Financial Statements of PetroShare Corp.—June 30, 2016 and 2015
Condensed Balance Sheets as of June 30, 2016 (unaudited) and December 31, 2015	F-2
Condensed Statements of Operations for the three and six months ended June 30, 2016 and 2015 (unaudited)	F-3
Condensed Statements of Cash Flows for the six months ended June 30, 2016 and 2015 (unaudited)	F-4
Notes to the Condensed Financial Statements (unaudited)	F-5
Audited Financial Statements of PetroShare Corp.—December 31, 2015 and 2014
Reports of the Independent Registered Public Accounting Firms	F-15
Balance Sheets as of December 31, 2015 and 2014	F-17
Statements of Operations for the years ended December 31, 2015 and 2014	F-18
Statements of Changes in Shareholders' Equity for the years ended December 31, 2015 and 2014	F-19
Statements of Cash Flows for the years ended December 31, 2015 and 2014	F-20
Notes to the Financial Statements	F-21
PDC Assets Statements of Revenues and Direct Operating Expenses
Report of Independent Registered Public Accounting Firm	F-39
Statements of Revenues and Direct Operating Expenses of the PDC Assets for the years ended December 31, 2015 and 2014 and for the six months ended June 30, 2016 and 2015 (Unaudited)	F-40
Notes to Statements of Revenues and Direct Operating Expenses of the PDC Assets	F-41

PetroShare Corp.

Condensed Balance Sheets

	June 30, 2016	December 31, 2015
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$1,974,427	$3,011,291
Accounts receivable—joint interest billing	86,484	384,618
Accounts receivable—related party	276,094	—
Deferred offering costs	99,829	—
Prepaid expenses and other assets	121,003	29,119

Total current assets	2,557,837	3,425,028

Crude Oil and Natural Gas Properties-using successful efforts method
Unproven crude oil and natural gas properties	428,220	715,594
Proven crude oil and natural gas properties	5,039,034	724,058
Wells in progress	608,650	40,505
Less: Accumulated depletion and depreciation	(724,058)	(724,058)

Crude oil and natural gas properties, net	5,351,846	756,099

Property, plant and equipment, net	13,431	1,828
Other assets	3,851	3,851

Total Assets	$7,926,965	$4,186,806

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$587,749	$312,590
Accounts payable—working interest owners	144,181	949

Total current liabilities	731,930	313,539

Long-term debt	4,662,185	1,062,185
Asset retirement obligation	584,358	34,776

Total Liabilities	5,978,473	1,410,500

Commitments and contingencies—Note 11
Shareholders' Equity:
Preferred stock-$.01 par value: 10,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock-$.001 par value: 100,000,000 shares authorized; 21,828,191 shares and 21,633,191 shares issued and outstanding, respectively	21,828	21,633
Additional paid in capital	8,937,441	8,124,443
Accumulated deficit	(7,010,777)	(5,369,770)

Total Shareholders' Equity	1,948,492	2,776,306

Total Liabilities and Shareholders' Equity	$7,926,965	$4,186,806

The accompanying notes are an integral part of these financial statements.

PetroShare Corp.

Condensed Statements of Operations

(unaudited)

	For the three months ended June 30,		For the six months ended June 30
	2016	2015	2016	2015
Revenues
Crude oil and natural gas production revenue	$—	$—	$—	$1,328

Costs and Expenses
Lease operating expense	5,413	(2,741)	5,593	6,936
Exploration costs	—	—	2,700	—
General and administrative expense	875,344	236,277	1,554,920	428,510
Depreciation, depletion, amortization and accretion	2,314	1,401	4,360	11,910
Loss on impairment of oil and gas properties	318	—	17,039	—

Total Costs and Expenses	883,389	234,937	1,584,612	447,356

Operating (Loss)	(883,389)	(234,937)	(1,584,612)	(446,028)
Other Income (Expense)
Interest income	138	3	501	3
Interest expense	(34,950)	(10,740)	(56,896)	(10,740)

Net (Loss)	$(918,201)	$(245,674)	$(1,641,007)	$(456,765)

Net (Loss) per Common Share
Basic and Diluted	$(0.04)	$(0.01)	$(0.08)	$(0.03)

Weighted Average Number of Common Shares Outstanding
Basic and Diluted	21,805,114	17,237,433	21,718,661	17,143,622

The accompanying notes are an integral part of these financial statements.

PetroShare Corp.

Condensed Statements of Cash Flows

(unaudited)

	Six months ended June 30,
	2016	2015
Cash flows from operating activities
Net (loss)	$(1,641,007)	$(456,765)
Adjustments to reconcile net loss to net cash (used in) operating activities
Depreciation and depletion expense	2,554	10,379
Accretion of asset retirement obligation	1,807	1,531
Share based compensation	714,984	—
Impairment of oil and gas properties	17,039	—
Changes in operating assets and liabilities
Accounts receivable—joint interest billing	298,134	11,954
Accounts receivable—crude oil and natural gas	—	1,004
Accounts receivable—related party	(276,094)	—
Deferred offering costs	(99,829)	109,965
Prepaid expenses and other assets	(88,675)	9,465
Accounts payable and accrued liabilities	275,156	12,510
Accounts payable—working interest partners	143,232	(26,458)
Drilling advances	—	(105,697)

Net cash (used in) operating activities	(652,699)	(432,112)

Cash flows from investing activities
Additions of furniture, fixtures and equipment	(14,158)	—
Development of crude oil and natural gas properties	(585,184)	(14,993)
Acquisition of Crude oil and natural gas properties—business combination	(2,305,917)	—
Acquisitions of crude oil and natural gas properties	(1,173,906)	(785,630)

Net cash (used in) investing activities	(4,079,165)	(800,623)

Cash flows from financing activities
Long-term debt—advances on line of credit	3,600,000	1,000,000
Common stock issued for cash (net of offering costs)	95,000	49,200

Net cash provided by financing activities	3,695,000	1,049,200

Net (decrease) in cash	(1,036,864)	(183,535)
Cash
Beginning of period	3,011,291	425,358

End of period	$1,974,427	$241,823

Supplemental cash flow disclosure:
Cash paid for interest	$—	$—

Cash paid for income taxes	$—	$—

Non-cash investing and financing activities:
Acquisition of crude oil and natural gas properties—business combination	$635,837	$—

The accompanying notes are an integral part of these financial statements.

PetroShare Corp.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2016

NOTE 1—ORGANIZATION AND NATURE OF BUSINESS

        PetroShare Corp. ("PetroShare" or the "Company") is a corporation organized under the laws of the State of Colorado on September 4, 2012 to investigate, acquire and develop crude oil and natural gas properties in the Rocky Mountain or mid-continent portion of the United States. Since inception, PetroShare has focused on financing activities and the acquisition, exploration and development of crude oil and natural gas prospects in the Rocky Mountain and mid-continent region of the United States. The Company's recent focus is on the Wattenberg Field, part of the Denver-Julesburg Basin in northeast Colorado. The Company is in the process of developing its operated and non-operated Wattenberg assets, including those located within its Todd Creek Farms prospect. Currently, all of the Company's properties are located in the State of Colorado. As of June 30, 2016, PetroShare had an interest in 38 gross (16.6 net) producing wells and approximately 9,877 gross (2,432 net) acres of oil and gas properties, most of which acreage is held by production. PetroShare's goal is to become a leading independent producer of crude oil and natural gas in the Wattenberg Field.

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with Section 8-03 of Regulation S-X for interim financial statements required to be filed with the Securities and Exchange Commission ("SEC"). Certain information normally included in financial statements and the accompanying notes prepared in accordance with generally accepted accounting principles of the United States of America ("U.S. GAAP") have been condensed or omitted. These financial statements should be read in conjunction with the Company's Audited Financial Statements and notes thereto included in its Annual Report on Form 10-K for the year ended December 31, 2015, and the Company's other filings with the SEC.

        The information furnished herein reflects all adjustments that are, in the opinion of management, necessary for the fair presentation of the Company's Condensed Balance Sheets as of June 30, 2016; the Condensed Statements of Operations for the three and six months ended June 30, 2016 and 2015; and the Condensed Statements of Cash Flows for the six months ended June 30, 2016 and 2015. Interim period results are not necessarily indicative of results of operations or cash flows for the full year.

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For further information, see Note 2 to the Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2015.

        The Company has evaluated events or transactions through the date of issuance of these unaudited condensed financial statements. Except as otherwise set forth herein, there have been no material changes to the Notes from those included with the Audited Financial Statements included in the Form 10-K.

PetroShare Corp.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

June 30, 2016

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

Business Combinations

        The Company accounts for the acquisition of oil and gas properties, that are not commonly controlled, based on the requirements of FASB ASC Topic 805, Business Combinations, which requires an acquiring entity to recognize the assets acquired and liabilities assumed at fair value under the acquisition method of accounting, provided such assets and liabilities qualify for acquisition accounting under the standard. The Company accounts for property acquisitions of proved developed oil and gas property as business combinations.

New Accounting Pronouncements

Recently Issued

        From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's financial statements upon adoption.

        In September 2015, the FASB issued update 2015-16 Business Combinations (Topic 805), which updated guidance that eliminates the requirement to restate prior periods to reflect adjustments made to provisional amounts recognized in a business combination. The updated guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The standards update was effective prospectively for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The Company adopted this standard update, as required, effective January 1, 2016, which did not have a material impact on its Condensed Financial Statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2018. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of the new guidance on its financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to employee share-based payment accounting, which includes provisions intended to simplify various aspects related to how share-based compensation payments are accounted for and presented in the financial statements. This amendment will be effective prospectively for reporting periods beginning on or after December 15, 2016, and early adoption is permitted. The Company is currently assessing the impact of the ASU on the Company's financial statements.

PetroShare Corp.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

June 30, 2016

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements Not Yet Adopted

        Various accounting standards and interpretations were issued in 2015 with effective dates subsequent to December 31, 2015. The Company has evaluated the recently issued accounting pronouncements that are effective in 2016 and believes that none of them will have a material effect on its financial position, results of operations or cash flows when adopted.

        Further, the Company is monitoring the joint standard-setting efforts of the Financial Accounting Standards Board and the International Accounting Standards Board. There are a large number of pending accounting standards that are being targeted for completion in 2016 and beyond, including, but not limited to, standards relating to revenue recognition, accounting for leases, fair value measurements, accounting for financial instruments, disclosure of loss contingencies and financial statement presentation. Because these pending standards have not yet been finalized, at this time the Company is not able to determine the potential future impact that these standards will have, if any, on its financial position, results of operations or cash flows.

NOTE 3—ACQUISITIONS

PDC Acquisition

        On June 30, 2016, the Company completed the acquisition of certain oil and gas assets from PDC Energy, Inc. ("PDC"), including leases covering approximately 3,652 gross (1,410 net) acres of lands located in Adams County, Colorado and PDC's interest in 35 currently producing wells ("PDC assets"). Simultaneous with the closing, the Company's principal lender exercised its option under a participation agreement (Note 10) and acquired 50% of the interest the Company acquired in the PDC assets. The acquisition was effective April 1, 2016.

        The gross purchase price for the PDC assets was $4,611,833 after a holdback allowance of $542,797 associated with certain title defects. Following the lender's exercise of its option under the participation agreement, the net purchase price to the Company was $2,305,917. The gross purchase price may be adjusted upwards to $5,154,630 if PDC completes certain title curative actions within 60 days following closing. The purchase price is also subject to certain post-closing adjustments based on a final proration of costs and revenues from operation of the assets following the effective date. The post-closing adjustment is scheduled 90 days after the acquisition date.

        The acquisition was accounted for as a business combination in accordance with FASB Topic ASC 805, Business Combinations, which among other things requires the assets acquired and liabilities assumed to be measured and recorded at their fair values as of the acquisition date.

        A preliminary allocation of the purchase price was prepared using, among other things, an internally prepared reserve analysis. The following allocation is subject to (i) the post-closing adjustments discussed above and (ii) certain accruals, consisting primarily of lease operating expenses. The following allocation includes the use of estimates, which were solely based on information that was available to management at the time these unaudited condensed financial statements were prepared. Any changes to the estimates used in preparing this preliminary purchase price allocation could result in a corresponding change in the final purchase price allocation.

PetroShare Corp.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

June 30, 2016

NOTE 3—ACQUISITIONS (Continued)

        The following table summarizes the consideration transferred, fair value of assets acquired and liabilities assumed:

June 30, 2016
Consideration:
Cash	$2,305,917

Total consideration	$2,305,917

Fair Value of Liabilities Assumed:
Current liabilities	$93,226

Asset retirement obligations	542,611

Total consideration plus liabilities assumed	$2,941,754

Fair Value of Assets Acquired:
Proved crude oil and gas properties	$2,513,748
Unproved crude oil and gas properties	428,006

Amount attributable to assets acquired	$2,941,754

        In accordance with FASB Topic ASC 805, the following unaudited supplemental pro forma condensed results of operations present combined information as though the business combination had been completed as of January 1, 2015. The unaudited supplemental pro forma financial information was derived from the historical revenues and direct operating expenses of PDC and the Company and adjusted to include: (i) depletion expense applied to the adjusted basis of the properties acquired, and (ii) accretion expense associated with the asset retirement obligations recorded using the Company's assumptions about the future liabilities. These unaudited supplemental pro forma results of operations are provided for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by the combined company for the periods presented or that may be achieved by the combined company in the future. Future results may vary significantly from the results reflected in this unaudited pro forma financial information.

	Three months ended June 30, 2016			Three months ended June 30, 2015
	PetroShare Corp. Historical	PDC assets	Combined	PetroShare Corp. Historical	PDC assets	Combined
	(unaudited)
Revenue	$—	$66,740	$66,740	$—	$86,798	$86,798
Net (loss)	$(918,201)	$(13,466)	$(931,667)	$(245,674)	$(7,076)	$(252,750)
Net (loss) available to PetroShare common shareholders	$(918,201)	$(13,466)	$(931,667)	$(245,674)	$(7,076)	$(252,750)
Pro forma (loss) per common share:
Basic and diluted	$(0.04)	$(0.00)	$(0.04)	$(0.01)	$(0.00)	$(0.01)

PetroShare Corp.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

June 30, 2016

NOTE 3—ACQUISITIONS (Continued)

	Six months ended June 30, 2016			Six months ended June 30, 2015
	PetroShare Corp. Historical	PDC assets	Combined	PetroShare Corp. Historical	PDC assets	Combined
	(unaudited)
Revenue	$—	$128,287	$128,287	$1,328	$200,512	$201,840
Net income (loss)	$(1,641,007)	$(18,868)	$(1,659,875)	$(456,765)	$31,041	$(425,724)
Net income (loss) available to PetroShare common shareholders	$(1,641,007)	$(18,868)	$(1,659,875)	$(456,765)	$31,041	$(425,724)
Pro forma income (loss) per common share:
Basic and diluted	$(0.08)	$(0.00)	$(0.08)	$(0.03)	$0.00	$(0.02)

Other Acquisitions

        On March 10, 2016, the Company acquired certain surface rights and easements on lands located in Township 1 South, Range 67 West located on its Todd Creek Farms prospect in exchange for $184,360 in cash. The surface rights and easements permit the Company to access its Shook well pad. Pursuant to a participation agreement between the Company and its principal lender, the lender exercised its option to acquire 50% of the Company's interest.

        On March 31, 2016, the Company acquired certain oil and gas assets on land adjacent to the Company's Todd Creek Farms prospect, including: (i) oil and gas leases covering approximately 320 net acres located in Section 10, Township 1 South, Range 67 West; (ii) a 100% working interest in one well located on the aforementioned leases; (iii) the seller's interest in all of the oil, gas, natural gas liquids, and associated hydrocarbons produced from the well; (iv) the seller's interest in and to certain contracts and agreements applicable to the well and leases; (v) machinery, fixtures, gathering and flow lines, tanks, boilers and other equipment, tangible personal property and improvements located on and used or held in connection with the leases and the well; and (vi) the seller's interest in all easements, permits, licenses and rights of way associated with the foregoing. The Company paid $1,180,547 for the foregoing assets, which purchase price is subject to upward and downward adjustments in certain circumstances. In addition to the acquisition, the Company assumed certain of the seller's obligations and liabilities. The transaction has an effective date of January 1, 2016. Pursuant to the participation agreement between the Company and its principal lender, the lender exercised its option to acquire 50% of the Company's interest in the leases and the well by paying the Company $590,274 in cash on April 19, 2016.

        On April 14, 2016, the Company acquired certain oil and gas leases near the Company's existing leases in its Todd Creek Farms prospect covering approximately 378 net acres in Section 5, Township 1 South, Range 67 West. The Company also acquired the seller's right to participate in, and agreed to pay all of the seller's costs and expenses related to, the drilling, completion, equipping and producing of up to 14 wells covering part of these leases proposed to be drilled by a third-party operator. The Company paid $576,112 for this acquisition. The transaction was effective on March 1, 2016. Pursuant to a participation agreement between the Company and its principal lender, on April 13, 2016, the lender exercised its option to acquire 50% of the Company's interest in the leases and agreed to pay the Company $288,056.

PetroShare Corp.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

June 30, 2016

NOTE 4—CRUDE OIL AND NATURAL GAS PROPERTIES

        Aggregate Capitalized Costs.    The Company has recorded aggregate capitalized costs relating to its crude oil and natural gas activities as shown below:

	June 30, 2016	December 31, 2015
Proved	$5,039,034	$724,058
Wells in progress	608,650	40,505
Unproved	428,220	715,594
Less: Accumulated depletion and depreciation	(724,058)	(724,058)

Total	$5,351,846	$756,099

        Costs Incurred in Crude Oil and Natural Gas Activities.    Costs incurred in connection with PetroShare's crude oil and natural gas acquisition, exploration and development activities for each of the periods are shown below:

	Six months ended June 30,
	2016	2015
Exploration costs	$2,700	$—
Development costs	585,184	14,993
Acquisition of properties:
Proved	3,137,510	—
Unproved	342,313	785,630

Total	$4,067,707	$800,623

        During both the three and six months ended June 30, 2016, the Company recorded depletion expense of $nil. The Company recorded depletion expense of $396 and $9,898 during the corresponding prior periods.

NOTE 5—ASSET RETIREMENT OBLIGATION

        For the purpose of determining the fair value of the asset retirement obligation incurred during the six months ended June 30, 2016, the Company assumed an inflation rate of 2.0%, an average estimated asset life of 12.03 years, and a credit adjusted risk free interest rate of 9.48%.

PetroShare Corp.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

June 30, 2016

NOTE 5—ASSET RETIREMENT OBLIGATION (Continued)

        The following reconciles the value of the asset retirement obligation for the periods presented:

	June 30, 2016	December 31, 2015
Asset retirement obligation, beginning of year	$34,776	$31,715
Liabilities settled	—	—
Liabilities incurred	547,775	—
Revisions in estimated liabilities	—	—
Accretion	1,807	3,061

Asset retirement obligation, end of year	$584,358	$34,776

        Accretion expense recorded for the three and six months ended June 30, 2016 was $966 and $1,807 respectively. Accretion expense for the three and six months ended June 30, 2015 was $765 and $1,531 respectively.

NOTE 6—LINE OF CREDIT

        On May 13, 2015, the Company entered into a Revolving Line of Credit Facility Agreement with Providence Energy Operators, LLC ("Providence"), which provides to the Company a revolving line of credit of up to $5,000,000. As of June 30, 2016, the outstanding balance on the line of credit was $4,662,185 plus accrued interest of $105,498. During the six months ended June 30, 2016, the Company borrowed $3,600,000 primarily to fund its portion of the purchases of crude oil and natural gas properties (Note 3).

NOTE 7—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liability balances were comprised of trade accounts payable and accrued liabilities, drilling advances, crude oil and natural gas distributions payable and are shown below:

	June 30, 2016	December 31, 2015
Trade payables and accrued liabilities	$163,390	$263,988
Accrued interest payable	105,498	48,602
Liabilities incurred in connection with acquisition of crude oil and natural gas properties	318,861	—
Crude oil and natural gas distributions payable	144,181	949

Total	$731,930	$313,539

PetroShare Corp.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

June 30, 2016

NOTE 8—SHAREHOLDERS' EQUITY

Common Stock

        Activity for the six months ended June 30, 2016 included the following:

        In January 2016, the Company sold 95,000 shares of common stock at $1.00 per share to one accredited investor pursuant to a private placement of its common stock.

Preferred Stock

        As of March 31, 2016 and December 31, 2015, PetroShare had 10,000,000 shares of preferred stock authorized with a par value of $0.01 per share. As of March 31, 2016 and December 31, 2015, there was no preferred stock issued or outstanding.

Warrants

        As of March 31, 2016, warrants to purchase up to 255,600 shares of the Company's common stock remain outstanding. The warrants are exercisable beginning on May 10, 2016 at $1.25 per share and expire on November 12, 2020.

NOTE 9—STOCK BASED COMPENSATION

        During the period ended March 31, 2016, the Board of Directors granted non-qualified options to employees and consultants of the Company under the Company's Equity Incentive Plan ("Plan") to acquire 1,125,000 shares of PetroShare's common stock.

        A summary of activity under the Plan through March 31, 2016 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Remaining Contractual Term (Years)
Outstanding, December 31, 2015	2,275,000	$0.33	6.50

Exercisable, December 31, 2015	2,200,000	$0.30	6.72

Granted	1,425,000	0.97	5.5
Exercised	—	—	—
Forfeited	—	—	—

Outstanding, June 30, 2016	3,700,000	$0.58	6.53
Exercisable, June 30, 2016	2,600,000	$0.42	6.09

        Activity under the Plan for the six months ended June 30, 2016 is as follows:

        On January 28, 2016, the Company issued 875,000 options to purchase its common stock in connection with the employment of its Chief Operating Officer. The options are exercisable at a price of $1.00 per share and expire on December 31, 2022. The option vests as follows: (i) 125,000 upon the date of grant, and (ii) 750,000 on January 1, 2017, provided that the optionee has been continuously

PetroShare Corp.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

June 30, 2016

NOTE 9—STOCK BASED COMPENSATION (Continued)

employed by the Company up to that date. The options are subject to the terms and conditions of the Plan and a stock option agreement.

        On April 12, 2016, the Company issued 250,000 options to purchase its common stock in connection with the hiring of the Company's Vice President of Land. The option vests as follows: (i) 50,000 on the date of grant; (ii) 100,000 on April 15, 2017; and (iii) 100,000 on April 15, 2018, provided that the optionee has been continuously employed by the Company up to each vesting date. The options are exercisable at a price of $0.80 per share and expire on April 15, 2021. The options are subject to the terms and conditions of the Plan and a stock option agreement.

        On May 4, 2016, the Company issued 50,000 options to purchase its common stock in connection with the addition and appointment of two members of the Company's the Board of Directors (Note 11). The options vested on the date of the grant. The options are exercisable at a price of $1.10 per share and expire on December 31, 2022. The options are subject to the terms and conditions of the Plan and a stock option agreement.

        The fair value of each share-based award was estimated on the date of the grant using the Black-Scholes pricing model that incorporates key assumptions including volatility, dividend yield and risk-free interest rates. As PetroShare's common stock has limited historical trading data, the expected stock price volatility is based primarily on the historical volatility of a group of publicly-traded companies that share similar operating metrics and histories. The expected term of the awards represents the period of time that management anticipates awards will be outstanding. As there was insufficient historical data available to ascertain a forfeiture rate, the plain vanilla method was applied in calculating the expected term of the options. The risk-free rates for the periods within the contractual life of the options are based on the US Treasury bond rate in effect at the time of the grant for bonds with maturity dates at the expected term of the options. PetroShare has never paid dividends on its common stock and currently does not intend to do so, and as such, the expected dividend yield is zero. Compensation expense related to stock options was recorded net of estimated forfeitures, which for options remaining at December 31, 2016, the Company expects no additional forfeitures.

        The table below summarizes assumptions utilized in the Black-Scholes pricing model for six-month period ended:

June 30, 2016
Expected option term—years	1.5 - 2.5
Weighted-average risk-free interest rate	1.22 - 1.31%
Expected dividend yield	0
Weighted-average volatility	201 - 214%
Forfeiture rate	0

        During the three and six months ended June 30, 2016, the Company recorded share-based compensation of $336,728 and $681,188, respectively, related to options issued through the Plan. No share-based compensation related to stock options was recorded in the comparable prior periods. Unvested share-based compensation at June 30, 2016 amounted to $471,389. The Company recorded share-based compensation of $33,291 for the three and six months ended June 30, 2016 related to common stock issued to Directors of the Company (Note 9).

PetroShare Corp.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

June 30, 2016

NOTE 10—RELATED PARTY TRANSACTIONS

        In May 2015, the Company entered into a participation agreement ("Participation Agreement") with Providence. As discussed elsewhere in this report, Providence is also the Company's primary lender through which the Company currently maintains a $5,000,000 line of credit (Note 6). The Participation Agreement grants Providence the option to acquire up to a 50% interest and participate in any oil and gas development on acreage the Company obtains through its Kingdom services agreement and any other leases acquired by the Company within an area of mutual interest ("AMI"), (Note 3). The AMI covers an area in Adams County, Colorado containing all of Township 1 South, Range 67 West, consisting of approximately 23,100 gross acres, with an additional one-mile border around the defined AMI area, plus any other mutually agreeable areas. Providence currently holds 13.7% of our outstanding common stock.

NOTE 11—COMMITMENTS AND CONTINGENCIES

        On May 4, 2016, the Board of Directors expanded its membership from three to five members and appointed Mr. Scott Chandler and Mr. James Sinclair to fill the vacancies created by the increase. In connection with their appointment to the Board, Mr. Chandler and Mr. Sinclair were each granted 25,000 shares of the Company's common stock (Note 8) and options to purchase an additional 25,000 shares of common stock, which options are exercisable at a price of $1.10 per share until December 31, 2022 (Note 9). Each individual receives a quarterly director fee in the amount of $3,000.

        On June 15, 2016 the Company entered into a consulting services agreement whereby the Company receives investor relation services in exchange for $6,000 per month and 100,000 shares of the Company's common stock, which is to be issued monthly at a rate of 8,333 shares per month as long as the agreement remains in effect.

NOTE 12—SUBSEQUENT EVENTS

        On July 5, 2016, the Board of Directors expanded its membership from five to six members and appointed Douglas R. Harris to fill the vacancy created by the increase. In connection with his appointment to the Board, Mr. Harris was granted 25,000 shares of the Company's common stock and options to purchase an additional 25,000 shares of stock, which options are exercisable at a price of $1.60 per share until December 31, 2022. Mr. Harris receives a quarterly director fee in the amount of $3,000.

        On July 22, 2016 the Company issued 8,333 shares of common stock at $1.65 per share in connection with a consulting agreement (Notes 8 and 11).

        On August 12, 2016, the Company filed a registration statement on Form S-1 pursuant to which the Company seeks to raise up to $27,000,000 in a public offering of its common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
PetroShare Corp.

        We have audited the accompanying balance sheet of PetroShare Corp. as of December 31, 2015, and the related statement of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PetroShare Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ SingerLewak LLP SingerLewak LLP

Denver, Colorado
March 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
PetroShare Corp.

        We have audited the accompanying balance sheet of PetroShare Corp. as of December 31, 2014, and the related statement of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PetroShare Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ StarkSchenkein, LLP StarkSchenkein, LLP

Denver, Colorado
April 17, 2015

PetroShare Corp.

Balance Sheets

December 31,

	2015	2014
ASSETS
Current Assets:
Cash and cash equivalents	$3,011,291	$425,358
Accounts receivable—Crude oil and natural gas	—	1,004
Accounts receivable—Joint interest billing	384,618	43,873
Deferred offering costs	—	109,965
Prepaid expenses and other assets	29,119	26,413

Total current assets	3,425,028	606,613

Crude Oil and Natural Gas Properties-using successful efforts method
Unproven crude oil and natural gas properties	715,594	—
Proven crude oil and natural gas properties	724,058	718,861
Wells in progress	40,505	23,352
Less: accumulated depletion and depreciation	(724,058)	(714,160)

Crude oil and natural gas properties, net	756,099	28,053

Property, plant and equipment, net	1,828	2,791
Other assets	3,851	3,851

Total Assets	$4,186,806	$641,308

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$312,590	$86,826
Accounts payable—working interest owners	949	26,458
Drilling advances	—	221,834

Total current liabilities	313,539	335,118

Long-term debt	1,062,185	—
Asset retirement obligation	34,776	31,715

Total Liabilities	1,410,500	366,833

Shareholders' Equity:
Preferred stock-$.01 par value: 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock-$.001 par value: 100,000,000 shares authorized; 21,633,191 shares and 17,008,191 shares issued and outstanding, respectively	21,633	17,008
Additional paid in capital	8,124,443	4,103,862
Accumulated deficit	(5,369,770)	(3,846,395)

Total Shareholders' Equity	$2,776,306	$274,475

Total Liabilities and Shareholders' Equity	$4,186,806	$641,308

The accompanying notes are an integral part of these financial statements.

PetroShare Corp.

Statements of Operations

For the years ended December 31,

	2015	2014
Revenues
Crude oil and natural gas revenue	$1,328	$7,394

Costs and Expenses
Lease operating expense	31,909	20,595
General and administrative expense	1,265,134	676,698
Depreciation, depletion, amortization and accretion	13,921	715,958
Exploration costs	10,407	—
Loss on impairment of crude oil and natural gas properties	154,776	1,236,842

Total Costs and Expenses	1,476,147	2,650,093

Operating (Loss)	(1,474,819)	(2,642,699)
Other Income (Expense)
Interest income	46	37
Interest expense	(48,602)	—

Net (Loss)	$(1,523,375)	$(2,642,662)

Net (Loss) per Common Share
Basic and Diluted	$(0.09)	$(0.17)

Weighted Average Number of Common Shares Outstanding
Basic and Diluted	17,738,035	15,985,228

The accompanying notes are an integral part of these financial statements.

PetroShare Corp.

Statements of Changes in Shareholders' Equity

For the years ended December 31, 2015 and 2014

	Common Stock
			Additional Paid in Capital	Accumulated Deficit
	Shares	Amount			Total
Balance, December 31, 2013	14,764,750	$14,765	$3,009,075	$(1,203,733)	$1,820,107

Issuance of Common Shares for cash at $0.50 per share, net of offering costs	2,220,003	2,220	1,094,810	—	1,097,030
Issuance of Common Shares in connection with Separation Agreement	23,438	23	(23)	—	—
Net (Loss)	—	—	—	(2,642,662)	(2,642,662)

Balance, December 31, 2014	17,008,191	$17,008	$4,103,862	$(3,846,395)	$274,475

Issuance of Common Shares for cash at $1.00 per share	365,000	365	364,635	—	365,000
Issuance of Common Shares for cash at $0.90 per share, net of offering costs	4,260,000	4,260	3,464,741	—	3,469,001
Share based compensation	—	—	191,205	—	191,205
Net (Loss)	—	—	—	(1,523,375)	(1,523,375)

Balance, December 31, 2015	21,633,191	$21,633	$8,124,443	$(5,369,770)	$2,776,306

The accompanying notes are an integral part of these financial statements.

PetroShare Corp.

Statements of Cash Flows

For the years ended December 31,

	2015	2014
Cash flows from operating activities
Net (loss) for the year	$(1,523,375)	$(2,642,662)
Adjustments to reconcile net loss to net cash (used in) operating activities
Depreciation and depletion expense	10,861	715,123
Accretion of asset retirement obligation	3,061	835
Share based compensation	191,205	—
Loss on impairment of crude oil and natural gas properties	154,776	1,236,842
Bad debt (recovery)	—	(424,951)
Changes in operating assets and liabilities
Accounts receivable—Joint interest billing	(339,741)	945,605
Deferred offering costs	109,965	(109,965)
Prepaid expenses and other assets	(2,705)	(14,227)
Accounts payable and accrued liabilities	225,764	(1,707,264)
Accounts payable—related parties	—	(2,966)
Accounts payable—working interest partners	(25,509)	26,458
Drilling advances, net	(221,834)	(441,726)

Net cash (used) in operating activities	(1,417,532)	(2,418,898)
Cash flows from investing activities
Development of crude oil and natural gas properties	(177,126)	(532,779)
Acquisitions of crude oil and natural gas properties	(715,595)	(202,306)
Buyout of working interest partner	—	(1,142,237)
Proceeds from working interest partners	—	935,537

Net cash (used) in investing activities	(892,721)	(941,785)
Cash flows from financing activities
Repayment of long-term debt	(827,815)	—
Borrowing on long-term debt	1,890,000	—
Common stock issued for cash, net of offering costs	3,834,001	1,097,030

Net cash provided by financing activities	4,896,186	1,097,030
Net increase (decrease) in cash	2,585,933	(2,263,653)
Cash
Beginning of year	425,358	2,689,011

End of year	$3,011,291	$425,358

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$—	$—

Cash paid for income taxes	$—	$—

Non Cash Investing and Financing Transactions
Issuance of common stock warrants in connection with common stock offering	$260,270	$—

Repayment of long-term debt in connection with the assignment of an interest in crude oil and natural gas properties	$287,815	$—

The accompanying notes are an integral part of these financial statements

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1—ORGANIZATION AND NATURE OF BUSINESS

        PetroShare Corp. ("PetroShare" or the "Company") is a corporation that was organized under the laws of the State of Colorado on September 4, 2012 to investigate, acquire and develop crude oil and natural gas properties in the Rocky Mountain or mid-continent portion of the United States. Since inception, PetroShare has focused on financing activities and the acquisition, exploration and development of crude oil and natural gas prospects located in Moffat County, Colorado, known as the Buck Peak prospect, and Adams County, Colorado, known as the Todd Creek Farms prospect. As of December 31, 2015, the Company had drilled and completed two wells on the Buck Peak prospect. Under the terms of a leasing agreement with Kingdom Resources, LLC ("Kingdom"), a local property developer and mineral owner, the Company accepted an assignment of an oil and gas lease in Adams County, Colorado in February 2015 ("Kingdom Lease"), which the Company intends to develop as part of its Todd Creek Farms prospect. The Company closed on the Kingdom Lease acquisition on May 15, 2015.

        From its inception through April 1, 2014, PetroShare's activities had been accounted for as those of a "Development Stage Enterprise" as set forth in Accounting Standards Codification No. 915 "Development Stage Entities" ("ASC 915") which defined a development stage entity as one that had not commenced planned principal operations or one in which planned principal operations had commenced but had not generated significant revenue therefrom. Beginning in the fiscal quarter ended June 30, 2014, the Company elected to apply Accounting Standards Update ("ASU") No. 2014-10 which, in addition to removing the definition of a development stage entity from ASC 915, allowed it to terminate the presentation of inception-to-date information.

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Common Share

        (Loss) per share attributable to PetroShare shareholders is computed by dividing net (loss) by the weighted average number of common shares outstanding during the period. Diluted (loss) per share attributable to PetroShare shareholders is computed by dividing the net (loss) by the weighted average number of common shares outstanding during the period adjusted to include the effects of potentially dilutive securities. The Company excluded potentially dilutive securities including; 2,200,000 stock options and 2,000,000 stock options for purposes of calculating diluted net loss per share, as of December 31, 2015 and 2014, respectively, as the effect of their inclusion would be anti-dilutive.

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

        PetroShare considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. PetroShare's bank accounts periodically exceed federally insured limits. PetroShare maintains its deposits with high quality financial institutions and, accordingly, believes its credit risk exposure associated with cash is remote.

Revenue Recognition

        We recognize revenue from the sale of crude oil and natural gas when production is delivered to, and title has transferred to, the purchaser and to the extent the selling price is reasonably determinable.

        In general, settlements for hydrocarbon sales may occur after the month in which the oil, natural gas or other hydrocarbon products were produced. We may estimate and accrue for the value of these sales using information available to us at the time our financial statements are generated. Differences are reflected in the accounting period that payments are received from the purchaser.

Accounts Receivable—Crude oil and natural gas

        Accounts receivable—Crude oil and natural gas consists of amounts receivable from crude oil sold from the Company's well interests. All of the Company's accounts receivable is due from one party. Management continually monitors accounts receivable for collectability.

Accounts Receivable—Joint interest billing

        Accounts receivable—Joint interest billing consists primarily of joint interest billings, which are recorded at the invoiced and to-be-invoiced amounts. Collateral is not required for such receivables, nor is interest charged on past due balances. Joint interest billing receivables are collateralized by the pro rata revenue attributable to the joint interest holders and further by the interest itself. As of December 31, 2015, three partners totaled 100% of the Company's total joint interest billing receivable with no allowance for collectability indicated during the period. As of December 31, 2014, three partners totaled 100% of the Company's total joint interest billing receivables with no allowance for collectability indicated during the year.

Deferred Offering Costs

        The Company defers as other current assets the direct incremental costs of raising capital through equity offerings until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated. As of December 31, 2015, the Company's deferred offering costs totaled $nil, with $109,965 recorded as of December 31, 2014.

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Crude Oil and Natural Gas Properties

Proved.

        PetroShare follows the successful efforts method of accounting for its crude oil and natural gas properties. Under this method of accounting, all property acquisition costs and development costs are capitalized when incurred and depleted on a units-of-production basis over the remaining life of proved reserves and proved developed reserves, respectively. Costs of drilling exploratory wells are initially capitalized but are charged to expense if the well is determined to be unsuccessful.

        PetroShare assesses its proved crude oil and natural gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares estimated undiscounted future net cash flows to the assets' net book value. If the net capitalized costs exceed estimated future net cash flows, then the cost of the property is written down to fair value. Fair value for crude oil and natural gas properties is generally determined based on estimated discounted future net cash flows. Impairment expense for proved properties is reported in exploration and impairment expense.

        Net carrying values of retired, sold or abandoned properties that constitute less than a complete unit of depreciable property are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized in the statement of operations. Gains or losses from the disposal of complete units of depreciable property are recognized in earnings (loss).

Unproved.

        Unproved properties consist of costs to acquire undeveloped leases as well as costs to acquire unproved reserves. Undeveloped lease costs and unproved reserve acquisitions are capitalized, and individually insignificant unproved properties are amortized on a composite basis, based on past success, past experience and average lease-term lives. PetroShare evaluates significant unproved properties for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or future plans to develop acreage. When successful wells are drilled on undeveloped leaseholds, unproved property costs are reclassified as proved properties and depleted on a unit-of-production basis. Impairment expense for unproved properties is reported in exploration and impairment expense.

Exploratory.

        Geological and geophysical costs, including exploratory seismic studies, and the costs of carrying and retaining unproved acreage are expensed as incurred. Costs of seismic studies that are utilized in development drilling within an area of proved reserves are capitalized as development costs. Amounts of seismic costs capitalized are based on only those blocks of data used in determining development well locations. To the extent that a seismic project covers areas of both developmental and exploratory drilling, those seismic costs are proportionately allocated between development costs and exploration expense.

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Costs of drilling exploratory wells are initially capitalized, pending determination of whether the well contains proved reserves. If an exploratory well does not contain proved reserves, the costs of drilling the well and other associated costs are charged to expense. Costs incurred for exploratory wells that contain reserves, which cannot yet be classified as proved, continue to be capitalized if (a) the well has found a sufficient quantity of reserves to justify completion as a producing well, and (b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If either condition is not met, or if the Company obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well costs, net of any salvage value, are expensed.

Property, Plant and Equipment

        Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets. Expenditures for renewals and betterments which increase the estimated useful life or capacity of the asset are capitalized; expenditures for repairs and maintenance are expensed when incurred.

Asset Impairment

        Proved crude oil and natural gas properties are reviewed for impairment on a field-by-field basis each quarter, or when events and circumstances indicate a possible decline in the recoverability of the carrying value of such field. The estimated future undiscounted cash flows expected in connection with the field are compared to the carrying amount of the field to determine if the carrying amount is recoverable. If the carrying amount of the field exceeds its estimated undiscounted future cash flows, the carrying amount of the field is reduced to its estimated fair value. Due to the unavailability of relevant comparable market data, a discounted cash flow method is used to determine the fair value of proved properties. The discounted cash flow method utilizes the most recent third party reserve estimation report and estimates future cash flows based on management's estimates of future crude oil and natural gas production, commodity prices based on commodity futures price strips, operating and development costs, and a risk-adjusted discount rate. The Company recognized impairment expense of $154,776 during the year ended December 31, 2015, while expense of $1,236,842 was recorded in 2014.

Depreciation, Depletion and Amortization

        Depreciation, depletion and amortization of capitalized drilling and development costs of producing crude oil and natural gas properties, including related support equipment and facilities, are computed using the unit-of-production method on a field basis based on total estimated proved developed crude oil and natural gas reserves. Amortization of producing leaseholds is based on the unit-of-production method using total estimated proved reserves. In arriving at rates under the unit-of-production method, the quantities of recoverable crude oil and natural gas reserves are established based on estimates made by the Company and external independent reserve engineers. Upon sale or retirement of properties, the cost and related accumulated depreciation, depletion and amortization are eliminated from the accounts and the resulting gain or loss, if any, is recognized. Unit of production rates are revised whenever there is an indication of a need, but at least in conjunction

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

with annual reserve reports. Revisions are accounted for prospectively as changes in accounting estimates. Depletion expense for the year ended December 31, 2015 was $9,898, and expense of $714,160 was recorded in 2014.

Drilling Advances

        The Company's drilling advances consist of cash provided to the Company from its joint interest partners for planned drilling activities. Advances are applied against the joint interest partner's share of expenses incurred. As of December 31, 2015 and 2014, drilling advances totaled $nil and $221,834, respectively.

Income Taxes

        PetroShare recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates that are expected to be in effect when the differences are expected to be recovered. PetroShare provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Asset Retirement Obligation

        Asset retirement obligations associated with tangible long-lived assets are accounted for in accordance with ASC 410, "Accounting for Asset Retirement Obligations." The estimated fair value of the future costs associated with dismantlement, abandonment and restoration of crude oil and natural gas properties is recorded generally upon the completion of a well. The net estimated costs are discounted to present values using a risk adjusted rate over the estimated economic life of the crude oil and natural gas properties. Such costs are capitalized as part of the related asset. The asset is depleted on the units-of-production method. The liability is periodically adjusted to reflect: (1) new liabilities incurred; (2) liabilities settled during the period; (3) accretion expense; and (4) revisions to estimated future cash flow requirements. The accretion expense is recorded as a component of depreciation, depletion, accretion and amortization expense in the accompanying statements of operations.

Share Based Compensation

        PetroShare uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards in accordance with ASC 718, "Compensation." The option-pricing model requires the input of highly subjective assumptions, including the option's expected life, the price volatility of the underlying stock, and the estimated dividend yield of the underlying stock. PetroShare's expected term represents the period that stock-based awards are expected to be outstanding and is determined based on the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards. As there was insufficient historical data available to ascertain a forfeiture rate, the plain vanilla method was applied in calculating the expected term of the options. The Company's common stock has limited historical trading data, and as a result the expected stock price volatility is based on the historical volatility of a group of publicly traded companies that share similar operating metrics and histories. PetroShare has

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

never paid dividends on its common stock and currently does not intend to do so, and as such, the expected dividend yield is zero.

New Accounting Pronouncements

Recently Issued

        From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on our financial statements upon adoption.

        In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." The standard requires an entity to recognize revenue in a manner that depicts the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 will supersede most of the existing revenue recognition requirements in US GAAP when it becomes effective and is required to be adopted using one of two retrospective application methods. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers—Deferral of the Effective Date," which approved a one year deferral of ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted as of the original effective date for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company currently evaluating the method of adoption and impact this standard will have on its financial statements and related disclosures.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements—Going Concern (Subtopic 205-40)." The new guidance addresses management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and in certain circumstances to provide related footnote disclosures. The standard is effective for the annual period beginning after December 15, 2016 and for annual and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the impact that this new guidance will have on its financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2018. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of the new guidance on its financial statements.

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements Not Yet Adopted

        Various accounting standards and interpretations were issued in 2015 with effective dates subsequent to December 31, 2015. We have evaluated the recently issued accounting pronouncements that are effective in 2016 and believe that none of them will have a material effect on our financial position, results of operations or cash flows when adopted.

        Further, the Company is monitoring the joint standard-setting efforts of the Financial Accounting Standards Board and the International Accounting Standards Board. There are a large number of pending accounting standards that are being targeted for completion in 2016 and beyond, including, but not limited to, standards relating to revenue recognition, accounting for leases, fair value measurements, accounting for financial instruments, disclosure of loss contingencies and financial statement presentation. Because these pending standards have not yet been finalized, at this time the Company is not able to determine the potential future impact that these standards will have, if any, on its financial position, results of operations or cash flows.

NOTE 3—PROPERTY, PLANT AND EQUIPMENT

        Property and equipment balances were comprised of furniture, fixtures, and equipment and are shown below:

	December 31, 2015	December 31, 2014
Property, Plant and Equipment	$4,385	$4,385
Accumulated Depreciation	(2,557)	(1,594)

Total	$1,828	$2,791

        Depreciation expense recorded for the years ended December 31, 2015 and 2014 amounted to $963 and $963, respectively.

NOTE 4—CRUDE OIL AND NATURAL GAS PROPERTIES

        Aggregate Capitalized Costs.    The Company has recorded aggregate capitalized costs relating to its crude oil and natural gas activities as shown below:

	December 31, 2015	December 31, 2014
Proved	$724,058	$718,861
Wells in progress	40,505	23,352
Unproved	715,594	—
Less: Accumulated depletion, depreciation and impairment	(724,058)	(714,160)

Total	$756,099	$28,053

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 4—CRUDE OIL AND NATURAL GAS PROPERTIES (Continued)

        Costs Incurred in Crude Oil and Natural Gas Activities.    Costs incurred in connection with PetroShare's crude oil and natural gas acquisition, exploration and development activities for each of the periods are shown below:

	December 31, 2015	December 31, 2014
Exploration costs	$10,407	$—
Development costs	177,126	532,279
Acquisition of properties
Proved	—	202,306
Unproved	715,595	—

Total	$903,128	$734,585

        During the year ended December 31, 2015, depletion expense was $9,898 and depletion expense was $714,160 for the year ended December 31, 2014.

        The Company collected drilling advances from its working interest partners of $nil during year ended December 31, 2015. As of years ended December 31, 2015 and December 31, 2014, the Company had unused portions of these advances totaling $nil and $221,834, respectively.

        On May 15, 2015, the Company completed the acquisition of the Kingdom Lease, totaling approximately 1,280 gross acres (333 net acres) located in Adams County, Colorado. The Company's interest was reduced to approximately 171 net acres by virtue of a participation agreement ("Participation Agreement") that the Company executed with its lender, Providence Energy Operators, LLC ("Providence"). PetroShare intends to develop the Kingdom Lease area as part of its Todd Creek Farms prospect.

        PetroShare paid $785,630 and Kingdom conveyed to the Company an 80% net revenue interest in the acreage after accounting for landowner and other royalties. Pursuant to the provisions of the Participation Agreement, executed in connection with the Company's line of credit (See Note 5), PetroShare assigned the right to acquire up to 50% of its interest in the Todd Creek Farms prospect to Providence in part consideration for extending the Company the line of credit, which Providence exercised with an effective date of June 1, 2015. The Company recorded the exercise of the option by reducing its acquisition costs in the Kingdom Lease by 50%. A reduction of acquisition costs in the amount of $287,815 was recorded, comprised of $392,815 net of $105,000 related to a one-time credit issued to the lender pursuant to the provisions of the Participation Agreement. The Company has recorded the net assignment of interest to Providence as a $287,815 non-cash payment against the outstanding line of credit.

        Between May 15, 2015 and December 31, 2015, the Company acquired approximately 77 additional net acres in the Todd Creek Prospect area and, as of December 31, 2015, the Todd Creek Farms prospect area covers approximately 1,460 gross and 244 net acres.

        Subsequent to December 31, 2015, the Company continued negotiation with an independent third party pursuant to a non-binding letter of intent executed on January 16, 2016 to acquire approximately 300 net acres and one producing well within its Todd Creek Farms prospect area. (See Note 12)

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 5—LINE OF CREDIT

        On May 13, 2015, the Company executed a Revolving Line of Credit Facility Agreement ("Line of Credit") with Providence of up to $5,000,000, which is evidenced by a promissory note. The Line of Credit is secured by a deed of trust from PetroShare for the benefit of Providence, under which the Company pledged certain of its assets and oil and gas interests as collateral, including the Kingdom Lease. The Line of Credit was initially due and payable in its entirety, including all outstanding principal, interest, fees, expenses and other amounts on June 1, 2017. On February 24, 2016, the Company entered into the First Amendment to Revolving Line of Credit Facility Agreement ("First Amendment") with Providence. The First Amendment extended the maturity date of any borrowing under the line of credit for one year to June 1, 2018. All other terms of the line of credit remain the same. (See Note 12)

        Interest on the outstanding principal balance of the line of credit begins accruing on the dates of advancements of principal at an annual rate equal to 8.0% simple interest. The Company is obligated to pay interest monthly after the Company receives its first production payment from a well associated with the Participation Agreement and/or in which the Company has or has had a working interest and in accordance with the terms of the promissory note.

        On May 13, 2015 the Company borrowed $1,000,000 against the Line of Credit. On July 17, 2015, the Company borrowed an additional $540,000 against the Line of Credit in anticipation of a proposed transaction. The transaction was never consummated and the Company repaid this amount on August 15, 2015. On September 14, 2015, the Company borrowed an additional $350,000 against the line of credit.

        During the three months ended September 30, 2015, the Company recorded a non-cash payment against the line of credit of $287,815 related to the assignment of a 50% interest in the Todd Creek Farms prospect to Providence (See Note 4).

        As of December 31, 2015, the outstanding balance on the line of credit was $1,062,185 plus accrued interest of $48,602.

NOTE 6—ASSET RETIREMENT OBLIGATION

        For the purpose of determining the fair value of the asset retirement obligation incurred during the year ended December 31, 2015, the Company assumed an inflation rate of 2.5%, an estimated average asset life of 5.1 years, and a credit adjusted risk free interest rate of 8.0%.

        The following reconciles the value of the asset retirement obligation for the periods presented:

	December 31, 2015	December 31, 2014
Asset retirement obligation, beginning of year	$31,715	$—
Liabilities settled	—	—
Liabilities incurred	—	30,880
Revisions in estimated liabilities	—	—
Accretion	3,061	835

Asset retirement obligation, end of year	$34,776	$31,715

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 6—ASSET RETIREMENT OBLIGATION (Continued)

        Accretion expense recorded for the year ended December 31, 2015 was $2,230 and accretion expense recorded for the year ended December 31, 2014 was $835.

NOTE 7—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liability balances were comprised of trade accounts payable and accrued liabilities, drilling advances, crude oil and natural gas distributions payable and are shown below:

	December 31, 2015	December 31, 2014
Trade payables and accrued liabilities	$263,988	$86,826
Accrued interest payable	48,602	—
Drilling advances	—	221,834
Crude oil and natural gas distributions payable	949	26,458

Total	$313,539	$335,118

NOTE 8—SHAREHOLDERS' EQUITY

Common Stock

        As of December 31, 2015 and December 31, 2014, PetroShare had 100,000,000 shares of common stock authorized with a par value of $0.001 per share. As of December 31, 2015 and December 31, 2014, 21,633,191 and 17,008,191 shares were issued and outstanding, respectively.

        On September 22, 2014, the Company filed a registration statement on Form S-1, along with the Company's prospectus, registering for sale 4,600,000 shares of common stock in its initial public offering. The registration statement was declared effective on February 4, 2015. In accordance with the terms of the prospectus, the offering was to expire on April 5, 2015, unless extended by the Board of Directors. On April 3, 2015, the Board of Directors unanimously approved the extension of the offering period for an additional 60 days, through June 4, 2015. On June 4, 2015 the Board of Directors unanimously approved the extension of the offering period for an additional 30 days through July 6, 2015.

        Following expiration of the self-underwritten offering on July 6, 2015, the Company engaged a broker-dealer to act as its underwriter for the offering. Pursuant to the engagement of the underwriter, on July 15, 2015, the Company filed a post-effective amendment to its registration statement on Form S-1. The post-effective amendment, among other things, disclosed the compensation the Company was to pay the underwriter and updated the Company's prospectus with certain information related to the Company's financial condition and business operations. On November 12, 2015, the SEC declared the post-effective amendment effective.

        On November 19, 2015 the Company closed its public offering of 4,600,000 shares of the Company's common stock at $1.00 per share. The Company's common stock became available for trading on the OTCQB on November 23, 2015, under the symbol PRHR.

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 8—SHAREHOLDERS' EQUITY (Continued)

        Activity for the year ended December 31, 2015 included the following:

  •
  4,600,000 shares of common stock were issued under the terms of the public offering; 340,000 at $1.00 per share sold by the Company prior to engaging an underwriter as described above and 4,260,000 shares at $0.90 per share. The Company received gross proceeds of $4,174,000, and incurred offering costs, commissions and expenses related to the offering of $364,999.

  •
  In December 2015, 25,000 shares of common stock were issued at $1.00 per share to one accredited investor pursuant to a private placement of the Company's common stock. (See Note 12)

  •
  Subsequent to December 31, 2015, 95,000 shares of common stock were issued at $1.00 per share to one accredited investor pursuant to a private placement of our common stock. (See Note 12)

Activity for the year ended December 31, 2014 included the following:

  •
  The Company conducted a private placement of its common stock between May and July 2014. Pursuant to the private placement, the Company sold 2,220,003 shares of common stock at $0.50 per share for gross proceeds of $1,110,002 and recognized $12,972 in offering costs for net proceeds of $1,097,030.

  •
  In October 2014, the Board of Directors authorized the issuance of 23,438 shares of common stock in connection with the execution of a separation agreement with a former officer of the Company.

Preferred Stock

        As of December 31, 2015, PetroShare had 10,000,000 shares of preferred stock authorized with a par value of $0.01 per share. As of December 31, 2015 and 2014, there were no shares of preferred stock issued or outstanding.

Warrants

        In connection with the Company's public offering which closed on November 19, 2015 as described in Common Stock above, it issued to the broker-dealer a warrant to purchase up to 255,600 shares of the Company's common stock. The warrants are exercisable at $1.25 per share, beginning on May 10, 2016 and expire on November 12, 2020.

NOTE 9—STOCK BASED COMPENSATION

        During the year ended December 31, 2015, the Board of Directors granted non-qualified options to employees and consultants of the Company under the Company's Equity Incentive Plan ("Plan") to acquire 275,000 of PetroShare's common stock. The options are exercisable at $1.00 and expire three years from the date of grant.

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 9—STOCK BASED COMPENSATION (Continued)

        A summary of activity under the Plan for the years ended December 31, 2015 and 2014 is as follows:

	Number of Shares	Weighted Average Exercise Price	Remaining Contractual Term (Years)
Outstanding Options, December 31, 2013	2,000,000	$0.25	8.96
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—

Outstanding, December 31, 2014	2,000,000	$0.25	7.96

Exercisable, December 31, 2014	2,000,000	$0.25	7.96

Outstanding Options, December 31, 2014	2,000,000	$0.25	7.96
Granted	275,000	1.00	2.90
Exercised	—	—	—
Forfeited	—	—	—

Outstanding, December 31, 2015	2,275,000	$0.33	6.50

Exercisable, December 31, 2015	2,200,000	$0.30	6.72

        The fair value of each share-based award was estimated on the date of the grant using the Black-Scholes pricing model that incorporates key assumptions including volatility of 158%-188%, dividend yield of 0%, and risk free interest rates of 0.70%-1.23%. As PetroShare's common stock has limited historical trading data, the expected stock price volatility is based on the historical volatility of a group of publicly traded companies that share similar operating metrics and histories. The expected term of the awards represents the period of time that management anticipates awards to be outstanding. As there was insufficient historical data available to ascertain a forfeiture rate, the plain vanilla method was applied in calculating the expected term of the options. The risk-free rate for the periods within the contractual life of the options are based on the US Treasury bond rate in effect at the time of the grant for bonds with maturity dates at the expected term of the options. PetroShare has never paid dividends on its common stock and currently does not intend to do so, and as such, the expected dividend yield is zero.

        In connection with the issuance of the options to purchase its common stock, PetroShare recorded share-based compensation of $191,205 and $nil for the years ended December 31, 2015 and 2014, respectively. Unvested share based compensation amounted to $60,510 and $nil for the years ended December 31, 2015 and 2014, respectively.

        Subsequent to December 31, 2015, the Company issued 1,125,000 options to purchase its common stock at an exercise price of $1.00 in connection with (1) the appointment of its Chief Financial Officer (250,000 options) and (2) the execution of an employment agreement with its Chief Operating Officer (875,000 options). (See Notes 11 and 12)

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 10—PROVISION FOR INCOME TAXES

        Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        PetroShare has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. No uncertain tax positions have been identified as of December 31, 2015.

        PetroShare is in a position of cumulative reporting losses for the current and preceding reporting periods. The volatility of energy prices is not readily determinable by management. At this date, this fact pattern does not allow PetroShare to project sufficient sources of future taxable income to offset tax loss carry-forwards and net deferred tax assets. Under these circumstances, it is management's opinion that the realization of these tax attributes does not reach the "more likely than not criteria" under ASC 740, "Income Taxes." As a result, PetroShare's deferred tax assets as of December 31, 2015 and 2014 are subject to a full valuation allowance.

        Net deferred tax assets and liabilities consist of the following components as of December 31, 2015 and 2014:

	2015	2014
Deferred tax assets—current:
Exploration costs	$—	$—
Deferred tax assets—noncurrent:
NOL carryover	2,245,166	1,005,208
Stock based compensation	242,011	175,546
Asset retirement obligation	12,887	11,752

Total deferred tax assets	2,500,064	1,192,506

Deferred tax liabilities—current:
Prepaid expenses	(6,464)	(4,185)
Intangible drilling costs	(15,010)	(10,395)

Total deferred tax liabilities	(21,474)	(14,580)

Valuation allowance	(2,478,590)	(1,177,926)

Net deferred tax assets	$—	$—

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 10—PROVISION FOR INCOME TAXES (Continued)

        The income tax provision differs from the amount of income tax determined by applying the US federal tax rate to the pretax loss from continuing operations for the years ended December 31, 2015 and 2014 due to the following:

	2015	2014
Tax at statutory federal rate	$(517,948)	$(898,505)
Permanent difference	1,203	801
State taxes, net of federal	(46,551)	(80,754)
Depletion and impairment	(722,959)	—
Change in valuation allowance	1,300,664	968,837
Other	(14,909)	9,621

Provision (benefit) for income taxes	$—	$—

        At December 31, 2015, the Company had net operating loss carry-forwards of approximately $6,058,878 that may be offset against future taxable income from the years 2016 through 2035.

        Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

        The Company files income tax returns in the US federal jurisdiction and in the state of Colorado. The Company is currently subject to US federal, state and local income tax examinations by tax authorities since inception of the Company.

NOTE 11—COMMITMENTS AND CONTINGENCIES

Operating leases and agreements

        PetroShare leases its office facilities under a three-year non-cancelable operating lease agreement expiring in June 2016. The following is a schedule by year of future minimum rental payments required under the operating lease agreement:

Year ending December 31,	Amount
2016	$12,810

$12,810

        Lease expense totaled $25,518 and $23,563 for the years ended December 31, 2015 and December 31, 2014 respectively.

Employment agreements

        On March 1, 2013, PetroShare executed an employment agreement with Frederick J. Witsell, PetroShare's President. The one-year agreement provided for an annual salary of $150,000 and could be terminated by PetroShare at any time with cause or with 30-days' notice without cause in which latter case all consideration due under the agreement was payable immediately upon termination.

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 11—COMMITMENTS AND CONTINGENCIES (Continued)

Pursuant to the terms of the agreement, Mr. Witsell's employment was to continue after the initial term on a year-to-year basis unless terminated pursuant to the terms of the contract.

        On November 1, 2013, PetroShare executed an employment agreement with Stephen J. Foley, PetroShare's Chief Executive Officer. The one-year agreement provided for an annual salary of $150,000 and could be terminated by PetroShare at any time with cause or with 30-days' notice without cause in which latter case the Company was obligated to pay severance payments equal to twelve months of base salary from the date of termination. Pursuant to the terms of the agreement, Mr. Foley's employment was to continue after the initial term on a year-to-year basis unless terminated pursuant to the terms of the contract.

        Effective March 1, 2016, the Company entered into amended and restated employment agreements with Messrs. Foley and Witsell. (See Note 12)

NOTE 12—SUBSEQUENT EVENTS

        On January 1, 2016, the Company appointed Paul D. Maniscalco as its Chief Financial Officer and William B. Lloyd as its Chief Operating Officer. (See Note 11) Contemporaneously with Mr. Maniscalco's appointment, Stephen J. Foley ceased acting as the Company's principal financial and accounting officer.

        On February 25, 2016, the Board of Directors approved a form of amended and restated executive employment in order to provide uniform terms of employment for the Company's executive officers. Effective March 1, 2016, the Company entered into an amended and restated employment agreement with each Stephen J. Foley and Fredrick J. Witsell. The Company also executed an executive employment agreement with William B. Lloyd as Chief Operating Officer. For each of the foregoing executives, the employment agreements provide for an initial term expiring on December 31, 2018 with an automatic renewal for successive one-year periods unless terminated in accordance with its terms; base compensation in the amount of $156,000 per year; provisions for termination under various circumstances, and payment of severance under certain circumstances.

        Additionally, Mr. Lloyd was granted an option to purchase up to 875,000 shares of the Company's common stock at a price of $1.00 per share. The option vests as follows: (i) 125,000 shares on the effective date of his appointment, and (ii) 750,000 shares on January 1, 2017, provided that Mr. Lloyd remains an employee or consultant to the Company during that time. The options are subject to the terms and conditions of the Company's Equity Incentive Plan. (See Note 9)

        On February 24, 2016, the Company entered into the First Amendment to Revolving Line of Credit Facility Agreement ("First Amendment") with Providence. The First Amendment extended the maturity date of any borrowing under the line of credit for one year to June 1, 2018. All other terms of the line of credit remain the same. (See Note 5)

        Subsequent to December 31, 2015, 95,000 shares of common stock were issued at $1.00 per share to one accredited investor pursuant to a private placement of the Company's common stock. (See Note 8)

        Subsequent to December 31, 2015, the Company issued 1,125,000 options to purchase its common stock at an exercise price of $1.00. (See Notes 9 and 11)

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 12—SUBSEQUENT EVENTS (Continued)

        Subsequent to December 31, 2015, the Company continued negotiation with an independent third party pursuant to a non-binding letter of intent executed on January 16, 2016 to acquire approximately 300 net acres of oil and gas leases and one producing well within the Company's Todd Creek Farms prospect area. (See Note 4)

NOTE 13—UNAUDITED CRUDE OIL AND NATURAL GAS RESERVES INFORMATION

        The Company did not obtain a reserve report from an independent petroleum engineer at December 31, 2015. At December 31, 2014, the Company had ascribed a nominal value to the standardized measure of estimated discounted future net cash flows related to its reserves ($4,701). The market for crude oil and natural gas has been volatile during the year ended December 31, 2015, resulting in the 12-month average price of crude oil on the first day of each month to be $50.28 per barrel (WTI).

        As the result of volatile crude oil prices coupled with nominal estimated reserve volumes, the Company's management deemed that is was not economically prudent to obtain a reserve report for the year December 31, 2015.

        Based on management's analysis, as of December 31, 2015, the Company has ascribed no value related to proved reserves

        Proved developed reserves are reserves expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves expected to be recovered through wells yet to be completed.

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 13—UNAUDITED CRUDE OIL AND NATURAL GAS RESERVES INFORMATION (Continued)

        Analysis of Changes in Proved Reserves.    Estimated quantities of proved developed reserves (all of which are located within the United States), as well as the changes in proved developed reserves during the periods indicated, are presented in the following tables:

	Proved Reserves
	December 31, 2015		December 31, 2014
	Crude Oil (Bbls)	Natural Gas (Mcf)	Crude Oil (Bbls)	Natural Gas (Mcf)
Proved Reserves:
Balance, beginning of year	159	—	—	—
Revisions of previous estimates	(122)	—	—	—
Extensions and discoveries(1)	—	—	250	—
Sales of reserves in place	—	—	—	—
Improved recovery	—	—	—	—
Purchase of reserves	—	—	—	—
Production	(37)	—	(91)	—

Balance, end of year	—	—	159	—

Proved developed reserves:
Balance, beginning of year(2)	—	—	—	—

Balance, end of year	—	—	—	—

Proved undeveloped reserves:
Balance, beginning of year(2)	—	—	—	—

Balance, end of year	—	—	—	—

(1)
Extensions and discoveries—Reflect the drilling and ultimate completion of two wells in November and December 2014.

(2)
The Company had no proved developed or proved undeveloped reserves as of December 31, 2015, 2014, or 2013.

        The table below sets forth a standardized measure of the estimated discounted future net cash flows attributable to the Company's proved crude oil and natural gas reserves. Estimated future cash inflows were computed by applying the 12-month average price of crude oil and natural gas on the first day of each month to the estimated future production of proved crude oil and natural gas reserves of $94.99 per barrel and $4.35 per MMBtu, respectively, as of December 31, 2014. The Company had no reserves in place as of December 31, 2015. The future production costs represent the estimated future expenditures to be incurred in producing and developing the proved reserves, assuming continuation of existing economic conditions. Discounting the annual net cash flows at 10% illustrates the impact of timing on these future cash flows.

PetroShare Corp.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2015 and 2014

NOTE 13—UNAUDITED CRUDE OIL AND NATURAL GAS RESERVES INFORMATION (Continued)

Standardized Measure of Estimated Discounted Future Net Cash Flows

	December 31,
	2015	2014
Future cash inflows	$4,701	$13,361
Future cash outflows:
Production cost	(2,633)	(7,782)
Development cost	—	—
Future income tax	—	—

Future net cash flows	2,068	5,579
Adjustment to discount future annual net cash flows at 10%	(2,068)	(878)

Standardized measure of discounted future net cash flows	$—	$4,701

        The following table summarizes the principal factors comprising the changes in the standardized measure of estimated discounted net cash flows for the year ended December 31, 2015 and 2014:

Changes in Standardized Measure of Estimated Discounted Future Net Cash Flows

	2015	2014
Standardized measure, beginning of year	$4,701	$—
Sales of crude oil and natural gas, net of production cost	(2,633)	—
Net change in sales prices, net of production cost	—	—
Discoveries, extensions and improved recoveries, net of future development cost	—	4,701
Change in future development costs	—	—
Development costs incurred during the period that reduced future development cost	—	—
Sales of reserves in place	—	—
Revisions of quantity estimates	(2,068)	—
Accretion of discount	—	—
Net change in income tax	—	—
Purchase of reserves	—	—
Changes in timing of rates of production	—	—

Standardized measure, end of year	$—	$4,701

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Shareholders
PetroShare Corp.

        We have audited the accompanying statement of revenues and direct operating expenses of certain assets acquired from PDC Energy, Inc. (the "PDC Assets") for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the management of PetroShare Corp. (the "Company"). Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statement

        Management is responsible for the preparation and fair presentation of the statement of revenues and direct operating expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenues and direct operating expenses that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the statement of revenues and direct operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and direct operating expenses is free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the PDC Assets. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of revenues and direct operating expenses of the PDC Assets for the years ended December 31, 2015 and 2014, in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter

        The accompanying statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Company's Form 8-K/A and were not intended to be a complete presentation of the results of the operations of the PDC Assets. Our opinion is not modified with respect to this matter.

Denver, Colorado
September 16, 2016

PDC Assets

Statements of Revenues and Direct Operating Expenses

	For the six months ended June 30,		For the years ended December 31,
	2016	2015	2015	2014
	(unaudited)
Oil and gas production revenues:
Oil	$47,615	$62,127	$117,569	$364,311
Natural gas and natural gas liquids	85,407	191,383	304,756	632,288

Total Oil and gas production revenues	133,022	253,510	422,325	996,599
Direct operating expenses:
Lease operating expenses	72,011	95,117	170,113	175,918
Severance taxes	5,582	14,645	22,289	29,634
Re-engineering and workovers	28,631	21,509	76,791	6,781

Total direct operating expenses	106,224	131,271	269,193	212,333
Revenues in excess of direct operating expenses	$26,798	$122,239	$153,132	$784,266

The accompanying notes are an integral part of these financial statements.

PDC Assets

Notes to Statements of Revenues and Direct Operating Expenses

NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

        PetroShare Corp. ("PetroShare" or the "Company") is a corporation organized under the laws of the State of Colorado on September 4, 2012 to investigate, acquire and develop crude oil and natural gas properties in the Rocky Mountain or mid-continent portion of the United States. Since inception, PetroShare has focused on financing activities and the acquisition, exploration and development of crude oil and natural gas prospects in the Rocky Mountain and mid-continent region of the United States. The Company's recent focus is on the Wattenberg Field, part of the Denver-Julesburg Basin in northeast Colorado. The Company recently acquired certain crude oil and natural gas properties located in Adams County, Colorado from PDC Energy, Inc. ("PDC"). The accompanying financial statements represent the revenues and direct operating expenses of the properties acquired.

NOTE 2—ACQUISITION

        On June 30, 2016, the Company completed the acquisition of certain oil and gas assets from PDC, including leases covering approximately 3,652 gross (1,410 net) acres of lands located in Adams County, Colorado and PDC's interest in 35 currently-producing wells (collectively, the "PDC assets"). Simultaneous with the closing, the Company's principal lender, Providence Energy Operators, LLC ("Providence"), exercised its option under a participation agreement and acquired 50% of the interest the Company acquired in the PDC assets. The acquisition was effective April 1, 2016.

        The gross purchase price for the PDC assets was $4,611,833 after a holdback allowance of $542,797 associated with certain title defects. Following Providence's exercise of its option under the participation agreement, the net purchase price to the Company was $2,305,917. The gross purchase price may be adjusted upwards to $5,154,630 if PDC completes certain title curative actions within 90 days following closing. The purchase price is also subject to certain post-closing adjustments based on a final proration of costs and revenues from operation of the assets following the effective date. The post-closing adjustment is scheduled 90 days after the acquisition date, or September 28, 2016.

        The acquisition was accounted for as a business combination in accordance with Accounting Standards Codification ("ASC") No. 805, Business Combinations, which among other things requires the assets acquired and liabilities assumed to be measured and recorded at their fair values as of the acquisition date.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The accompanying Statements of Revenues and Direct Operating Expenses and related notes present the revenues and direct operating expenses related to the PDC assets for the six month periods ended June 30, 2016 and 2015 (unaudited) and for the years ended December 31, 2015 and 2014, and have been derived from historical data related to the PDC assets. Revenues relate to the historical net revenue interests and net working interests acquired by the Company. Direct operating expenses include lease operating expenses, production and ad valorem taxes, transportation and all other direct operating costs associated with the PDC assets.

        The Statements of Revenues and Direct Operating Expenses are presented because it is not practicable to obtain full historical audited financial statements with respect to the PDC assets. The Statements of Revenues and Direct Operating Expenses are not indicative of the financial condition or results of operations of the PDC assets going forward due to the omission of various operating

PDC Assets

Notes to Statements of Revenues and Direct Operating Expenses (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expenses. During the periods presented, the PDC assets were not accounted for as a separate business unit. As such, certain costs, such as depreciation, depletion and amortization of oil and gas properties, accretion of asset retirement obligations, general and administrative expenses, interest expense and income taxes were not allocated to the PDC assets.

        The preparation of the Statements of Revenues and Direct Operating Expenses in conformity with accounting principles generally accepted in the United States of America ("US GAAP") required management to make certain estimates and assumptions that affect the reported amounts of revenues and operating expenses during the reporting periods. Although these estimates are based on management's best available knowledge of current and future events, actual results could be different from those estimates.

Revenue recognition

        Oil, natural gas and natural gas liquids revenues are recognized under the sales method when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if collectability of the revenue is probable. Revenues are reported net of overriding and other royalties due to third parties.

NOTE 4—OMITTED FINANCIAL INFORMATION

        Historical financial statements reflecting financial position, results of operations and cash flows required by US GAAP are not presented as such information was not available on a property-by-property basis, nor is it practicable to obtain such information in these circumstances. Historically, no allocation of general and administrative, interest expense, corporate taxes, accretion of asset retirement obligations, and depreciation, depletion and amortization of oil and gas properties was made to the PDC assets. Accordingly, the Statements of Revenues and Direct Operating Expenses are presented in lieu of the financial statements required under Rules 3-01 and 3-02 of the Securities and Exchange Commission's Regulation S-X.

NOTE 5—SUBSEQUENT EVENTS

        Management has evaluated subsequent events through September 16, 2016, the date the financial statements were available to be issued. No subsequent events were identified requiring additional recognition or disclosure in the accompanying financial statements.

NOTE 6—SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

Oil and Gas Reserve Information

        The following tables summarize the net ownership interests in estimated quantities of proved, proved developed, and proved undeveloped ("PUD") oil and natural gas reserves of the PDC assets for the periods indicated, estimated by the Company's independent petroleum engineers, and the related summary of changes in estimated quantities of net remaining proved reserves during the periods indicated. Reserve estimates are inherently imprecise and estimates of new discoveries are more

PDC Assets

Notes to Statements of Revenues and Direct Operating Expenses (Continued)

NOTE 6—SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (Continued)

imprecise than those of producing oil and gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available.

	Oil (Bbl)	Natural Gas (Mcf)	Natural Gas Liquids (Gallons)	Total (BOE)(1)(2)
Balance—January 1, 2014	30,896	711,839	2,930,844	219,318
Extension and Discoveries	351,700	1,465,200	12,065,088	883,164
Production	(4,170)	(75,984)	(259,438)	(23,011)
Revisions to Estimates	(426)	(8,755)	(147,626)	(5,400)
Balance at December 31, 2014	378,000	2,092,300	14,588,868	1,074,071
Extension and Discoveries	383,500	1,574,800	24,258,024	1,223,538
Production	(2,201)	(62,666)	(247,671)	(18,542)
Revisions to Estimates	(20,325)	(140,628)	(11,925,777)	(327,710)
Balance at December 31, 2015	738,974	3,463,806	26,673,444	1,951,537
Proved developed reserves
December 31, 2014	26,300	627,100	2,523,780	190,907
December 31, 2015	18,500	517,800	2,415,420	162,310
Proved undeveloped reserves
December 31, 2014	351,700	1,465,200	12,065,088	883,164
December 31, 2015	720,474	2,946,006	24,258,024	1,789,047

(1)
Barrel of oil equivalent ("BOE") is equal to (i) 42 gallons of natural gas liquids per barrel of oil ("Bbl") or (ii) 6 thousand cubic feet "(Mcf") of natural gas per Bbl.

(2)
Increases in proved undeveloped reserves during the years ended December 31, 2015 and 2014 are attributable to the increases in economic horizontal drilling activity adjacent to the subject acreage.

        Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs) at the time the estimate is made. Proved developed reserves are proved reserves that can be expected to be recovered through existing wells and equipment in place and under operating methods being utilized at the time the estimates were made.

Standardized Measure of Discounted Estimated Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

        The following table sets forth the computation of the standardized measure of estimated discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows of the PDC assets in accordance with ASC Topic 932, Extractive Activities—Oil and Gas ("ASC 932"), and based estimated on oil and natural gas reserve and production volumes. Estimated future cash inflows as of December 31, 2015 and 2014 were computed

PDC Assets

Notes to Statements of Revenues and Direct Operating Expenses (Continued)

NOTE 6—SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (Continued)

by applying average fiscal-year prices (calculated as the unweighted arithmetic average of the first-day-of-the-month oil and gas prices for each month within the years ended December 31, 2015 and 2014) to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the estimated proved oil and natural gas reserves at year-end, based on year-end costs and assuming the continuation of existing economic conditions. Price changes based on inflation, federal regulatory changes and supply and demand are not considered. Estimated future production costs related to period-end reserves are based on period-end costs. Such costs include, but are not limited to, production taxes and direct operating costs. Inflation and other anticipatory costs are not considered until the actual cost change takes effect. In accordance with the ASC 932, a discount rate of 10% is applied to the annual estimated future net cash flows.

        The prices, calculated as described above, were $50.28 per barrel of oil and $2.59 per MMBtu of natural gas at December 31, 2015, and $94.99 per Bbl and $4.35 per MMBtu of natural gas at December 31, 2014. The prices were based on index prices, which have been adjusted for historical average location and quality differentials. Estimated future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs resulting in net cash flow before tax. Future income tax expense was estimated based on an estimated effective tax rate of 37.5%.

        The standardized measure is not intended to be representative of the fair market value of the proved reserves. The calculations of revenues and costs do not necessarily represent the amounts to be received or expended. Accordingly, the estimates of future net cash flows from proved reserves and the present value thereof may not be materially correct when judged against actual subsequent results. Further, since prices and costs do not remain static, and no price or cost changes have been considered, and future production and development costs are estimates to be incurred in developing and producing the estimated proved oil and gas reserves, the results are not necessarily indicative of the fair market value of estimated proved reserves, and the results may not be comparable to estimates disclosed by other oil and gas producers.

Standardized Measure of Estimated Discounted Future Net Cash Flows

	December 31,
	2015	2014
Future Cash Inflows	$48,130,473	$50,786,062
Future Production Costs	(12,404,692)	(10,762,283)
Future Development Costs	(15,831,775)	(7,744,474)
Future Income Taxes	(2,462,005)	(4,003,972)

Estimated future net cash flows	17,432,001	28,275,333
10% annual discount for estimated timing of cash flows	(8,591,436)	(13,249,806)

Standardized measure of estimated discounted future cash flows	$8,840,565	$15,025,527

PDC Assets

Notes to Statements of Revenues and Direct Operating Expenses (Continued)

NOTE 6—SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED) (Continued)

        The following table summarizes the principal factors comprising the changes in the standardized measure of estimated discounted net cash flows for the years ended December 31, 2015 and 2014:

Changes in Standardized Measure of Estimated Discounted Future Net Cash Flows

	December 31,
	2015	2014
Beginning of the year	$15,025,527	$3,067,407
Sales of oil and gas produced net of production cost	(422,325)	(996,599)
Net change in sales prices, net of production costs	(1,349,758)	271,018
Extensions, discoveries and improved recoveries	3,915,143	24,408,689
Previously estimated development costs incurred during the period	—	—
Net changes in future development costs	(8,087,301)	(7,744,474)
Revision of previous quantity estimates	(847,287)	(31,203)
Accretion of discount	(993,735)	—
Net change in income tax	1,541,966	(4,003,972)
Changes in timing of estimated cash flows and others	58,335	54,661

Standardized measure, end of year	$8,840,565	$15,025,527

        You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

        Until                                    , 2016, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                        Shares

PETROSHARE CORP.

Common Stock

PROSPECTUS

                        , 2016

Sole Book-Running Manager

Roth Capital Partners

Co-Managers

Coker & Palmer, Inc.

National Securities
Corporation

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        We will pay all expenses in connection with the issuance and distribution of the securities being registered except selling discounts and commissions of the selling shareholders. The following table sets forth expenses and costs related to this offering (other than underwriting discounts and commissions) expected to be incurred with the issuance and distribution of the securities described in this registration statement.

SEC registration fee		$2,800.47
FINRA filing fee		$5,000.00
Initial NYSE MKT listing fee
Legal fees
Accounting fees
Transfer agent and registrar fees and expenses
Reserve report engineering fees
Printing and engraving expenses
Miscellaneous

Total	$

Item 14.    Indemnification of Directors and Officers.

        Our Articles of Incorporation and Bylaws provide that we may indemnify, to the fullest extent permitted by Colorado law, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the person serving or having served in a capacity as such, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        The Colorado Business Corporation Act, or the CBCA, allows indemnification of directors, officers, employees and agents of a company against liabilities incurred in any proceeding in which an individual is made a party because he was a director, officer, employee or agent of the company if such person conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the Board of Directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard. Indemnification is limited to reasonable expenses.

        Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the CBCA. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

  •
  any breach of the duty of loyalty to our company or our stockholders;

  •
  acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

  •
  dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;

  •
  violations of certain laws; or

  •
  any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by the Articles of Incorporation or Bylaws. The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors for certain liabilities, including liabilities arising under the Securities Act.

        We have purchased and intend to maintain insurance on behalf of each and any person who is or was one of our directors or officers against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

        See also the undertakings set out in response to Item 17 herein.

Item 15.    Recent Sales of Unregistered Securities.

        Between August and December 2013, we issued 2,250,000 shares of common stock to 25 individuals and entities at a price of $0.50 per share for cash proceeds of $1,125,000. This private placement was completed in December 2013. The common stock was issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

        Between May and July 2014, we issued 2,220,003 shares of common stock to 37 individuals and entities at a price of $0.50 per share in connection with a private placement for cash proceeds of $1,110,002. The common stock was issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

        In October 2014, we issued 23,438 shares of common stock to a former officer of the company in connection with a Separation Agreement, dated August 16, 2013. This transaction was completed pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act.

        In December 2015, we sold 25,000 shares of common stock to one accredited investor in a private placement at a price of $1.00 per share, for gross proceeds of $25,000.

        In January 2016, we sold 95,000 shares of common stock to one accredited investor in a private placement at a price of $1.00 per share, for gross proceeds of $95,000.

        In April 2016, we issued 50,000 shares of common stock to an investor relations company in connection with certain services to be provided. The shares were valued at $36,500. This transaction was completed pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

        In May 2016, we issued an aggregate of 50,000 shares of common stock under our equity incentive plan to two individuals in connection with their becoming members of our Board of Directors. This transaction was completed pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

        In July 2016, we issued (i) 25,000 shares of common stock under our equity incentive plan to an individual in connection with his becoming a member of our Board of Directors and (ii) 8,333 shares of common stock to an investor relations company in connection with certain services to be provided, which shares were valued at $13,750. These transactions were completed pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

        In August 2016, we issued 8,333 shares of common stock to an investor relations company in connection with certain services to be provided, which shares were valued at $11,666. In September 2016, we issued 50,000 shares of common stock to the investor relations company in connection with a termination agreement, which shares were valued at $72,000. These transactions were completed pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

        In each transaction in which we relied on Section 4(a)(2) of the Securities Act and/or Rule 506(b) promulgated thereunder, we did not engage in any general solicitation or advertising and we offered the securities to a limited number of persons with whom we had pre-existing relationships. We exercised reasonable care to ensure that the purchasers of securities were not underwriters within the meaning of the Securities Act, including making reasonable inquiry prior to accepting any subscription, making written disclosure regarding the restricted nature of the securities and placing a legend on the certificates representing the shares. In each case, the offerees were provided with a subscription agreement detailing the restrictions on transfer of the shares and eliciting their investment intent. Further, stop transfer restrictions were placed with our transfer agent and a restrictive legend was placed on the certificate in connection with these offerings. In addition, sales in the transactions exempt under Rule 506(b) were made exclusively to what the Company reasonably believed were accredited investors as defined in Rule 501 of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

			Incorporated by Reference
Exhibit No.							Filed Herewith
		Exhibit Description	Form	File No.	Exhibit	Filing Date
1.1	*	Form of Underwriting Agreement
2.1		Letter Agreement between the Company and Phyllis Dowell, dated October 5, 2016	8-K	333-198881	2.1	October 12, 2016
3.1		Articles of Incorporation as filed with the Colorado Secretary of State on September 4, 2012	S-1	333-198881	3.1	September 22, 2014
3.2		Bylaws of the Company dated November 30, 2012	S-1	333-198881	3.2	September 22, 2014
4.1		Specimen stock certificate	S-1	333-198881	4.1	November 5, 2014
4.2		Form of Warrant Agreement	S-1	333-198881	4.2	August 27, 2015
4.3	*	Form of Underwriters' Warrant
5.1		Opinion of Polsinelli PC as to legality of securities being registered					X
10.1		Amended and Restated PetroShare Corp. Equity Incentive Plan dated August 18, 2016	8-K	333-198881	10.1	September 13, 2016
10.2		Form of Option Agreement	S-1	333-198881	10.2	September 22, 2014

		Incorporated by Reference
Exhibit No.						Filed Herewith
	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.3	Form of Amended and Restated Employment Agreement	8-K	333-198881	10.2	March 1, 2016
10.4	Executive Employment Agreement between the Company and William B. Lloyd, effective January 1, 2016	8-K	333-198881	10.3	March 1, 2016
10.5	Form of Subscription Agreement between the Company and investors in the Company's private placements	S-1	333-198881	10.5	September 22, 2014
10.6	Settlement Agreement and Mutual General Release dated May 5, 2014 with Rancher Energy Corp.	S-1	333-198881	10.6	September 22, 2014
10.7	Asset Purchase Agreement dated April 18, 2013 with Premier Energy Partners (I) LLC	S-1	333-198881	10.7	September 22, 2014
10.8	Asset Purchase Agreement dated April 13, 2013 with Buck Peak, LLC	S-1	333-198881	10.8	September 22, 2014
10.9	Form of Joint Operating Agreement	S-1	333-198881	10.9	September 22, 2014
10.10	Participation Agreement dated August 1, 2013 with Royale Investments, LLC	S-1	333-198881	10.10	September 22, 2014
10.11	Participation Agreement dated September 30, 2013 with U.S. Energy Development Co.	S-1	333-198881	10.11	September 22, 2014
10.12	Participation Agreement dated November 1, 2013 with LLOCO, L.L.C.	S-1	333-198881	10.12	September 22, 2014
10.13	Separation Agreement dated August 9, 2013 between the Company and Steven K. Garrison	S-1	333-198881	10.13	November 5, 2014

		Incorporated by Reference
Exhibit No.						Filed Herewith
	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.14	Separation Agreement dated August 16, 2013 between the Company and Christopher N. Dilapo	S-1	333-198881	10.14	November 5, 2014
10.15	Agreement for Services dated November 12, 2014 between the Company and Kingdom Resources, LLC	8-K	333-198881	10.1	March 5, 2015
10.16	Revolving Line of Credit Facility Agreement dated May 13, 2015 between the Company and Providence Energy Operators, LLC	10-Q	333-198881	10.1	May 15, 2015
10.17	Promissory Note dated May 13, 2015	10-Q	333-198881	10.2	May 15, 2015
10.18	Form of Deed of Trust	10-Q	333-198881	10.3	May 15, 2015
10.19	Participation Agreement dated May 13, 2015	10-Q	333-198881	10.4	May 15, 2015
10.20	Form of Lock-Up Agreement between Noble Financial Capital Markets and officers and directors of the Company	S-1	333-198881	10.20	September 4, 2015
10.21	Extension of Agreement for Services dated September 2, 2015 between the Company and Kingdom Resources, LLC	8-K	333-198881	10.1	September 8, 2015
10.22	First Amendment to Revolving Line of Credit Facility Agreement, dated February 24, 2016	8-K	333-198881	10.1	March 1, 2016
10.23	Purchase and Sale Agreement between the Company and Kerr-McGee Oil & Gas Onshore LP, dated March 31, 2016	8-K	333-198881	10.1	April 6, 2016
10.24	Letter Agreement between the Company and The Equinox Group LLC, executed April 14, 2016	8-K	333-198881	10.1	April 19, 2016

Incorporated by Reference
Exhibit No.							Filed Herewith
		Exhibit Description	Form	File No.	Exhibit	Filing Date
10.25		Purchase and Sale Agreement between the Company and PDC Energy, Inc., dated May 27, 2016	8-K	333-198881	10.1	June 3, 2016
10.26		Revolving Line of Credit Facility, dated October 13, 2016, between the Company and Providence Energy Partners III, LP	8-K	333-198881	10.1	October 18, 2016
14.1		Code of Ethics, dated March 1, 2016	8-K	333-198881	14.1	March 1, 2016
16.1		Letter from StarkSchenkein, LLP to the U.S. Securities and Exchange Commission, dated May 6, 2015	8-K	333-198881	16.1	May 7, 2015
23.1		Consent of StarkSchenkein, LLP					X
23.2		Consent of SingerLewak, LLP					X
23.3		Consent of Polsinelli PC (included in Exhibit 5)					X
23.4		Consent of Cawley, Gillespie & Associates, Inc.					X
24		Power of Attorney (included on signature page)					X
99.1		Report of Cawley, Gillespie & Associates, Inc., Independent Petroleum Engineers relating to Proved Reserves, dated September 2, 2016					X
101.INS	*	XBRL Instance Document
101.SCH	*	XBRL Schema Document
101.CAL	*	XBRL Calculation Linkbase Document
101.DEF	*	XBRL Definition Linkbase Document
101.LAB	*	XBRL Label Linkbase Document

Incorporated by Reference
Exhibit No.							Filed Herewith
		Exhibit Description	Form	File No.	Exhibit	Filing Date
101.PRE	*	XBRL Presentation Linkbase Document

*
To be filed by amendment

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that it will:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Centennial, State of Colorado on October 21, 2016.

PETROSHARE CORP. (Registrant)
By:	/s/ STEPHEN J. FOLEY
Stephen J. Foley
Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of PetroShare Corp., a Colorado corporation, do hereby constitute and appoint Stephen J. Foley to be our true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for each of us and in our name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as each of us might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ BILL M. CONRAD Bill M. Conrad	Chairman of the Board	October 21, 2016
/s/ STEPHEN J. FOLEY Stephen J. Foley	Chief Executive Officer and Director (Principal Executive Officer)	October 21, 2016
/s/ PAUL D. MANISCALCO Paul D. Maniscalco	Chief Financial Officer (Principal Financial and Accounting Officer)	October 21, 2016
/s/ FREDERICK J. WITSELL Frederick J. Witsell	President and Director	October 21, 2016
/s/ SCOTT C. CHANDLER Scott C. Chandler	Director	October 21, 2016

/s/ JAMES H. SINCLAIR James H. Sinclair	Director	October 21, 2016
/s/ DOUGLAS R. HARRIS Douglas R. Harris	Director	October 21, 2016

EXHIBIT INDEX

        The following Exhibits are filed as part of this registration statement on Form S-1.

			Incorporated by Reference
Exhibit No.							Filed Herewith
		Exhibit Description	Form	File No.	Exhibit	Filing Date
1.1	*	Form of Underwriting Agreement
2.1		Letter Agreement between the Company and Phyllis Dowell, dated October 5, 2016	8-K	333-198881	2.1	October 12, 2016
3.1		Articles of Incorporation as filed with the Colorado Secretary of State on September 4, 2012	S-1	333-198881	3.1	September 22, 2014
3.2		Bylaws of the Company dated November 30, 2012	S-1	333-198881	3.2	September 22, 2014
4.1		Specimen stock certificate	S-1	333-198881	4.1	November 5, 2014
4.2		Form of Warrant Agreement	S-1	333-198881	4.2	August 27, 2015
4.3	*	Form of Underwriters' Warrant
5.1		Opinion of Polsinelli PC as to legality of securities being registered					X
10.1		Amended and Restated PetroShare Corp. Equity Incentive Plan dated August 18, 2016	8-K	333-198881	10.1	September 13, 2016
10.2		Form of Option Agreement	S-1	333-198881	10.2	September 22, 2014
10.3		Form of Amended and Restated Employment Agreement	8-K	333-198881	10.2	March 1, 2016
10.4		Executive Employment Agreement between the Company and William B. Lloyd, effective January 1, 2016	8-K	333-198881	10.3	March 1, 2016
10.5		Form of Subscription Agreement between the Company and investors in the Company's private placements	S-1	333-198881	10.5	September 22, 2014
10.6		Settlement Agreement and Mutual General Release dated May 5, 2014 with Rancher Energy Corp.	S-1	333-198881	10.6	September 22, 2014

		Incorporated by Reference
Exhibit No.						Filed Herewith
	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.7	Asset Purchase Agreement dated April 18, 2013 with Premier Energy Partners (I) LLC	S-1	333-198881	10.7	September 22, 2014
10.8	Asset Purchase Agreement dated April 13, 2013 with Buck Peak, LLC	S-1	333-198881	10.8	September 22, 2014
10.9	Form of Joint Operating Agreement	S-1	333-198881	10.9	September 22, 2014
10.10	Participation Agreement dated August 1, 2013 with Royale Investments, LLC	S-1	333-198881	10.10	September 22, 2014
10.11	Participation Agreement dated September 30, 2013 with U.S. Energy Development Co.	S-1	333-198881	10.11	September 22, 2014
10.12	Participation Agreement dated November 1, 2013 with LLOCO, L.L.C.	S-1	333-198881	10.12	September 22, 2014
10.13	Separation Agreement dated August 9, 2013 between the Company and Steven K. Garrison	S-1	333-198881	10.13	November 5, 2014
10.14	Separation Agreement dated August 16, 2013 between the Company and Christopher N. Dilapo	S-1	333-198881	10.14	November 5, 2014
10.15	Agreement for Services dated November 12, 2014 between the Company and Kingdom Resources, LLC	8-K	333-198881	10.1	March 5, 2015
10.16	Revolving Line of Credit Facility Agreement dated May 13, 2015 between the Company and Providence Energy Operators, LLC	10-Q	333-198881	10.1	May 15, 2015
10.17	Promissory Note dated May 13, 2015	10-Q	333-198881	10.2	May 15, 2015
10.18	Form of Deed of Trust	10-Q	333-198881	10.3	May 15, 2015
10.19	Participation Agreement dated May 13, 2015	10-Q	333-198881	10.4	May 15, 2015
10.20	Form of Lock-Up Agreement between Noble Financial Capital Markets and officers and directors of the Company	S-1	333-198881	10.20	September 4, 2015

		Incorporated by Reference
Exhibit No.						Filed Herewith
	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.21	Extension of Agreement for Services dated September 2, 2015 between the Company and Kingdom Resources, LLC	8-K	333-198881	10.1	September 8, 2015
10.22	First Amendment to Revolving Line of Credit Facility Agreement, dated February 24, 2016	8-K	333-198881	10.1	March 1, 2016
10.23	Purchase and Sale Agreement between the Company and Kerr-McGee Oil & Gas Onshore LP, dated March 31, 2016	8-K	333-198881	10.1	April 6, 2016
10.24	Letter Agreement between the Company and The Equinox Group LLC, executed April 14, 2016	8-K	333-198881	10.1	April 19, 2016
10.25	Purchase and Sale Agreement between the Company and PDC Energy, Inc., dated May 27, 2016	8-K	333-198881	10.1	June 3, 2016
10.26	Revolving Line of Credit Facility, dated October 13, 2016, between the Company and Providence Energy Partners III, LP	8-K	333-198881	10.1	October 18, 2016
14.1	Code of Ethics, dated March 1, 2016	8-K	333-198881	14.1	March 1, 2016
16.1	Letter from StarkSchenkein, LLP to the U.S. Securities and Exchange Commission, dated May 6, 2015	8-K	333-198881	16.1	May 7, 2015
23.1	Consent of StarkSchenkein, LLP					X
23.2	Consent of SingerLewak, LLP					X
23.3	Consent of Polsinelli PC (included in Exhibit 5)					X
23.4	Consent of Cawley, Gillespie & Associates, Inc.					X
24	Power of Attorney (included on signature page)					X

Incorporated by Reference
Exhibit No.							Filed Herewith
		Exhibit Description	Form	File No.	Exhibit	Filing Date
99.1		Report of Cawley, Gillespie & Associates, Inc., Independent Petroleum Engineers relating to Proved Reserves, dated September 2, 2016					X
101.INS	*	XBRL Instance Document
101.SCH	*	XBRL Schema Document
101.CAL	*	XBRL Calculation Linkbase Document
101.DEF	*	XBRL Definition Linkbase Document
101.LAB	*	XBRL Label Linkbase Document
101.PRE	*	XBRL Presentation Linkbase Document

*
To be filed by amendment